Weatherford International Ltd. 2008 Annual Report

Staying the Course





Financial Highlights

(In thousands, except per share data)	2008	2007	2006
Revenues	$ 9,600,564	$ 7,832,062	$ 6,578,928
Operating Income	1,978,549	1,624,336	1,354,687
Net Income from Continuing Operations	1,366,831	1,091,975	906,106
Diluted Earnings Per Share from Continuing Operations	$ 1.96	$ 1.57	$ 1.28
Diluted Weighted Average Shares	698,178	695,516	709,664
Balance Sheet Data:			
Total Assets	$ 16,476,513	$ 13,190,957	$ 10,139,248
Total Debt	5,820,202	3,840,555	2,213,336
Shareholders' Equity	8,285,648	7,406,719	6,174,799
Depreciation and Amortization	$ 731,808	$ 606,226	$ 482,948



Weatherford International Ltd. (NYSE: WFT) is an oilfield service and equipment company. We serve the global exploration & production industry with products and services that span a well's life cycle, encompassing drilling, evaluation, completion, production and intervention. Weatherford operates in over 100 countries and employs approximately 50,000 people worldwide.

We are committed to pursuing the highest standards of excellence in all of our business processes and partnerships. This commitment includes complying with all applicable laws and regulations of the areas within which we operate or exceeding compliance where our stated expectations require; conducting all operations in a way that promotes safe work practices and minimizes risk to our employees, our communities and the environment; and implementing the programs, training and internal controls necessary to achieve our goals.

Chuck Lee, a logging-while-drilling (LWD) senior training engineer, analyzes an LWD image log to pick structural dips that will enable a geosteering team to pinpoint well placement in the "sweet spot" of a horizontal well.

Letter to Shareholders

In 2008, your company outperformed all of its peers in revenue and operating income growth, maintaining our track record as the industry's most dedicated growth engine.

Achievements included:

- Posting the highest revenues in the company's history, with a 23 percent increase and fourth quarter annualized revenues crossing the $10.5 billion mark;
- Achieving the highest earnings in the company's history, with a 20 percent increase in earnings per share;
- Attaining a combined international growth rate in the Eastern Hemisphere and Latin America of 32 percent against an 8 percent increase in rig count – four times the market rate and a repeat of what Weatherford achieved in 2006 and 2007.

We lived in a time of plenty during 2008. Record-high oil prices, escalating back orders on equipment, and robust rig counts provided the fundamentals and environment conducive to posting new high-water marks for revenues and earnings. Your company, however, would have achieved far less had we not, over the past several years, laid the groundwork for 2008's performance. Investments made to extend the technology within our toolbox, broaden our infrastructure, and accelerate the development of our human talent were the other half of 2008's success story.

The drive to broaden and deepen the technological intensity of our product and service offerings provided a quantum boost to 2008's performance. This drive is not new to Weatherford, yet its impact during 2008 was the strongest in your company's history.

The best example can be found in the progress of our directional drilling service line. Directional drilling is one of our youngest technologies. Late in the year, it crossed the $1 billion revenue level for the first time since we acquired the service line three years ago at a third of its current size. In fact drilling services, which includes directional drilling and Controlled Pressure Drilling® (CPD®), is now Weatherford's largest product line measured by revenues, displacing artificial lift, which was historically our largest product line.

Drilling services, integrated drilling, and chemicals and stimulation made up the three fastest-growing product lines. All three are relatively new to the Weatherford toolbox. Of the three, integrated drilling, or better yet integrated services, offers the greatest promise. And, of course, all of our product and service lines will benefit from this.

In Weatherford terms, integrated services maximizes operating productivity by combining under one 'architect' conveyance (a drilling, workover, or coiled tubing rig) with comprehensive downhole products and services for the purpose of delivering either well drilling and completion or well intervention. The objective of integration is to provide higher productivity as measured by time, safety, and quality.

We first embarked upon a strategy of combining conveyance with our traditional downhole tools and services in late 2005, following the acquisition of Precision Energy Services. We believed then, as we do now, that the service providers capable of integrating rigs – or more broadly conveyance operations – with downhole well construction and intervention services stand to deliver the best value to their clients.

For Weatherford, this theory has proved to be true at all levels. In our experience to date, field operating results show marked and measurable productivity improvements in all efficiency and safety statistics. The response from our clients has made this service line the company's fastest growing.

We enriched our toolbox in 2008 with 38 acquisitions and nine technology license and development agreements. The largest was the acquisition of International Logging Inc. This purchase added surface logging services and technologies that enhance the evaluation of formations and optimize drilling. Other acquisitions ranged from innovative completion technology to all-in-one rig mechanization technologies that improve drill floor operational safety and drilling efficiency.

In the area of infrastructure, we added, in the course of 2008, 17 new large service locations and three research and development facilities, all in international locations. We also opened five new training facilities with associated test rigs and related equipment.

A solution to the people conundrum – where to find them, how to train them, and how to retain them – progressed substantially in 2008. We increased headcount by 33 percent in the Middle East and 61 percent in Latin America. In Russia, our workforce is now 95 percent local, due to intense training and recruiting efforts for the past two years. Conversely, headcount growth in North America was held to a minimum, as we focused on improving efficiencies in this market.

Our investments in technology, international infrastructure, and people were necessary predicates to the high growth of our international business. The international segments in turn were responsible for most of the growth at Weatherford. Over the past eight quarters, our international operations have accounted for 73 percent and 100 percent of your company's revenue and operating income growth, respectively.

The next five years will see the same pattern.

A few simple statistics are worth remembering. As best as we can measure worldwide client expenditures, roughly 70 percent of all money spent in oilfield service and equipment is in the international arena, with only 30 percent spent in North America. This 70/30 split, if anything, is even more lopsided than these numbers suggest. Furthermore, given the differential in reservoir quality, both existing and to be developed, we assess the secular (that is, ex-cyclical) international growth rate in oilfield expenditures at about twice the rate of North America's likely trend.

The conclusion for us is crystal clear:

- The international markets are the largest and fastest-growing field of opportunity and one we will focus on intensely.
- North America will remain an important market and a remarkable source of talent and innovation. Given its higher volatility and the inherent secular limitations of its reservoir base, North American operations will require a heavier focus on efficiency to deliver the lowest cost solutions.

2009 Outlook and Plan

The market environment in 2009 stands in stark contrast to that of the 2005-2008 time frame.

We are in a global contraction, fueled by a systemic credit crisis that has spawned paralysis and fear in every corner of the world. It is not the usual recession caused by oilfield supply/demand imbalances. This recession's roots are exogenous to the oil and gas market and span all industries and sectors. The impact on oilfield service includes sharply lower oil and gas prices, hard-to-access capital, a violently deteriorating North American market, and the postponement or downsizing of many international projects.

This volatility is reflected in our own stock price. At the time of this writing, the shares of your company are trading at very low valuation metrics, matching the lowest I have experienced in my 22-year tenure with Weatherford.

Dwelling on the world's current systemic pessimism is not productive. We should embrace the current environment and make the most of it with long-term shareholder wealth generation as our guiding objective.

Our direction in this environment is twofold:

- We will stay the strategic course we have been on for the past 10 years, meaning that all decisions will be made with furthering our long-term growth objectives in mind. This consistency should allow us to grow faster when the environment turns.
- We will exploit the downtime to transform your company into a higher-quality operation. We will endeavor to systematically strengthen your company's

operations and support organization. This should allow us to provide higher margins in the recovery and a more efficient use of capital than in the 2004-2008 time period.

North America has been hit hard and fast. Robust production rates from new shale plays, as well as incremental volumes of liquefied natural gas likely to be available for import into the U.S., are expected to hold natural gas-related activity at weak levels into 2010.

We will continue to restructure operations as quickly and efficiently as possible, without eroding service quality or losing our core talent base. The objective is to permanently change our fixed cost structure in North America, primarily in areas such as facilities and overhead. We believe that the service industry as a whole must become much more efficient at delivering products and services at a cost that reflects the economic realities of North America's reservoirs. Part of this can be earned through a thoughtful but more aggressive use of technology; part of it will be provided by thinning down fixed costs attached to operations over time by a combination of history and good intentions.

Although business in deepwater, shale gas, and heavy oil will not escape the difficulties of a very strained 2009 North American market, in the long run these segments have the best growth prognosis for the U.S. and Canada.

We have invested in a technology portfolio that is ideally matched for these environments:

- For deepwater, we have world record-breaking and field-proven extreme environment drilling systems that enable drillers to reach new depths and pressures. These capabilities bolster our dominant market positions in well construction, fishing services, and drilling tools.
- For shale plays, we have one of the strongest and most comprehensive service offerings in the industry, with the full scope of expertise, services, and products to understand, drill, and complete shale wells.
- We remain perhaps the leading service company in the world when it comes to the development of heavy oil reservoirs, with the broadest artificial lift and production optimization portfolio in the industry.

On the international side of our business, we expect a retrenchment in international client spending during 2009, with a drop of 10 to 15 percent in volume as compared to 2008. There are substantial differences from one national market to the next. Markets such as Russia and the North Sea are showing significant weakness. Offsetting these declines are opportunities for year-on-year growth in selected countries of the Middle East, North Africa, Asia, and Latin America. In these four markets, we expect to outperform the underlying market by a wide margin due to the number and type of contracts secured in these markets during 2008 and the financial strength of the clients.

Despite the temporary drag imposed by the current financial crisis, the international market is in a very long-term secular uptrend. While 2009 will prove to be a cyclical decline, the earliest hints of an economic recovery will bring with them a renewed focus on marginal spare production capacity and accelerating decline rates. International reservoirs must play the commanding role in addressing hydrocarbon demand over the next decades. These fundamental realities shape our long-term view of the international markets.

Our recent re-domestication from Bermuda to Switzerland was important to our strategy of going where our clients are. It allows us to establish corporate headquarters closer to the geographic part of our markets that is both growing the fastest and will end up representing more than 50 percent of our overall revenues.

We also pursued the re-domestication because we wanted to be located in a country with a stable legal and tax regime. Switzerland has long-standing tax treaties with over 70 countries around the world, as well as very high standards of corporate governance.

Moving forward, the quest for productivity will be a moral absolute of sorts. Efficiency is always important, but during times of very weak commodity prices it is all the more critical to the health of the industry.

For clients, quest for productivity means combining field-level execution and technology in ways that yield incremental efficiency measured in time, quantity of resources, safety, and quality. The quest for productivity gains is at the core of our corporate mission in 2009.

Productivity in field execution will come from three areas of focus:

- One is removing complex organizational interfaces that add costs and breed errors. We have one of the flattest and most decentralized structures in the industry. This structure encourages responsiveness and intensity, and places accountability where it needs to be: at the regional level and close to the front lines.
- Two is mitigating operating risks by having better trained, ideally the best trained, individuals, both initially and as a result of continuous education. We have built or are building training centers in all of our key markets, such as Russia, Middle East/North Africa, and Asia. This step ensures that we reinforce our training intensity, at both fundamental and advanced levels.
- Three is systematically leveraging our infrastructure of more than 800 service facilities and 128 manufacturing facilities in 100 countries. This permits a broad number of efficiencies in our supply chain, as well as providing closeness, even intimacy, with the reservoirs and their specificity.

A Time of Opportunity

2009 is going to be a difficult year, but it is not the first time in our young history we have faced poor economic conditions. We do not know when the current economic tide will turn, nor do we think attempting to divine the time and rate of the turn is a useful exercise. Forecasting is a bankrupt intellectual endeavor. It has always been so.

We do know that economic contraction will not last forever. And that with a turn, the logic of accelerating decline rates in hydrocarbon reservoirs, increasing demography, and growing energy intensity of use will prevail. More than ever, when this happens, the oilfield service and equipment industry will be called upon to act as the world's strategic plumber.

In anticipation of that time and with the quest for productivity as our guiding principle, we intend to make good use of 2009 and the strained economic conditions to make Weatherford a better-run company.

The employees of Weatherford have been the unsung heroes of years of aggressive development securing very high rates of growth, invariably a multiple of underlying market conditions. In this down year, they will do their absolute best to continue building the foundations of our long-term growth. You will see us committed to doing whatever must be done to demonstrate in this year of economic hardship that your organization can distinguish itself in down markets as well as it did in better times.

Respectfully,

Bernard J. Duroc-Danner
Chairman, President and Chief Executive Officer





Region Overviews

A consistent strategy

With a business model that is valid across market cycles, Weatherford is staying the course to create growth and value for investors.

In just 22 years, Weatherford International has grown from very humble beginnings into a world-class oilfield service and equipment company. Today we operate in more than 100 countries across the globe and offer an exceptional breadth of products, services and technologies that span the life cycle of oil and gas projects.

We have built our success on a well-conceived and consistently executed strategy that is based on long-term industry trends. These trends remain valid through all market cycles. We continue to pursue superior growth and value for our investors by expanding our footprint, investing in technology and developing new competencies.

At the Forefront of Technology

With a commitment to building our intellectual property and informational capabilities, we have supplemented our internal research and development (R&D) expenditures with investments in R&D and technology acquisitions to develop new products and services that complement our traditional strengths. We are leveraging these capabilities to get involved at the planning stage of projects where we can lay the foundation for an integrated offering of products and services across the project life cycle. Dedicated to staying at the forefront of market trends and client needs, we offer a spectrum of advanced technologies and capabilities to meet the challenges associated with aging reservoirs and difficult drilling conditions.

Global Stature, Local Presence

As the industry increases its focus on under-exploited resources in the eastern hemisphere, we have positioned Weatherford for international growth by decentralizing our organization. With regional hubs in major energy-producing areas, we have located people, resources and authority closer to clients. This structure facilitates better understanding of markets and risks, strengthens our local presence and captures business opportunities. In the western hemisphere, we are tapping robust growth in Latin America, and we offer strong competencies for North American opportunities in shale gas, heavy oil and deep water.

Our relentless quest for best-in-class growth and performance continues. Our strategy is sound. Our execution skills are strong. We are staying the course to realize the company's full potential.


Revenue
in millions of dollars
2003
2004
2005
2006
2007
2008
12,000
10,000
8,000
6,000
4,000
2,000
0


R&D Spend
in millions of dollars
2003
2004
2005
2006
2007
2008
200
175
150
125
100
75
50
25
0


Revenue per Rig
in millions of dollars
2003
2004
2005
2006
2007
2008
6
5
4
3
2
1
0
International
North America


Industry Expansion—Client Spend
in millions of dollars
2003
2004
2005
2006
2007
2008
300,000
250,000
200,000
150,000
100,000
50,000
0
International
North America

Over the last five years Weatherford's revenue has increased from $2.6 billion to $9.6 billion, a 30 percent compound annual growth rate. A critical part of this growth has been our consistent investment in research and development, which amounts to $785 million since 2003. Much of our growth has been in international markets. We have seen a near tripling of revenue generated per operating rig in international markets, mirroring our clients' projected growth plans and spend in areas outside of North America.

Middle East, North Africa, and Asia



Hani Qutob, Principal Advisor, Reservoir Engineering, and a Distinguished Lecturer for the Society of Petroleum Engineers, has been instrumental in demonstrating the potential of Controlled Pressure Drilling® (CPD®) technologies in reducing unproductive rig time and delivering cost savings. In 2008, managed pressure drilling, a subset of *CPD*, was a significant contributor to growth in the Middle East and North Africa region.

Integrated projects that leverage our broad capabilities ignited a 31 percent increase in revenue from our Middle East, North Africa, Asia Pacific region during 2008.

Spanning a vast geographic area that boasts some of the world's fastest growth in energy production, Weatherford's Middle East, North Africa, Asia Pacific region produced $2.4 billion of revenue during 2008, 25 percent of the company's total. Our operations cover 47 countries, employ 29 percent of the company's total workforce, and include 114 service locations and 36 manufacturing facilities.

Growth Across Product Lines

Throughout the region, Weatherford achieved growth across virtually all of its product lines. Strong market positions and new contract awards requiring a broad spectrum of services and capabilities drove our success.

In the Middle East and North Africa, we maintained an overwhelming share of the market for our Controlled Pressure Drilling® and Testing services (CPD® & T). We grew managed pressure drilling (MPD) revenue by a multiple of the underlying market growth. New contracts worth nearly $100 million drove increases in well testing and early production facilities. We also introduced cementing products, fracturing, coiled tubing and stimulation in the Middle East and North Africa markets to complement existing product lines. In a very short time, we have secured several new contracts, some that became operational in 2008 and additional ones slated for 2009.


Revenue Growth in MENA/Asia Pacific
in millions of dollars
2003
2004
2005
2006
2007
2008
2,400
2,000
1,600
1,200
800
400
0

Our traditional product lines delivered a strong performance in Asia Pacific markets while newer services gained traction. Tubular running services in particular exhibited strong growth as rig mechanization products and services were systematically introduced into the region. We more than doubled our revenue from cased-hole completions during 2008 by transitioning our offering from basic commodity products to service-based solutions. Other growth products included *CPD & T*, intelligent completion, artificial lift and wireline services.

Project Management Traction

International oil companies increasingly are seeking turnkey solutions, particularly in remote areas and underdeveloped markets. Weatherford is capitalizing on this trend, coupling our project management prowess and vast capabilities to capture integrated projects.

In 2008, we delivered a number of projects in countries such as Indonesia, Vietnam, the Philippines, China and Papua New Guinea, where we provided cross-product line solutions and project-managed implementation. Also in Asia, Weatherford is the single-source provider for the CITIC project in China, where we expect to drill 165 wells over a three-year period starting in 2009.

In the Middle East and North Africa, a strong focus on project management generated integrated drilling service contracts in Algeria, Bahrain, Libya, Pakistan, and Tunisia. In addition, we were selected in Ethiopia as the single-source provider for a five-well exploration program valued at approximately $125 million and spanning two years. The project encompasses the drilling rig plus ten different service/product lines.

Leveraging Technology to Build Market Share

We are building market share throughout the Middle East, North Africa, and Asia Pacific region by expanding our product offerings and leveraging our technologies. We also are shifting our focus in some product lines and markets from basic packages to more sophisticated technologies that add value for clients and enhance our profitability and returns.

One of the most successful technology introductions in the Middle East and North Africa, the StabMaster® system, improves the safety and efficiency of rig operations. The installation of eight *StabMaster* systems during 2008 has enhanced our profitability and opened new markets for our tubular running services (TRS). With a dominant share of the TRS market in the Middle East and North Africa, we continue to reinforce our leadership position by introducing high-value technologies. New product launches in 2009 will include other rig mechanization technologies such as our new OverDrive™ compact system.

In India, our recently introduced MPD technology reduced non-productive rig time to one day compared to an average of ten days on three previously drilled wells. We captured additional savings for our client by reducing fluid losses by more than 90 percent compared to previous wells.

Other successful examples of technology traction in the Middle East and North Africa include Engineered Chemistry®, rotary-steerable systems, and our Compact™ suite of logging services.

Expanding our Markets

Our entry into the Asia Pacific well testing market during 2008 met with resounding success. We signed contracts with two super majors for operations in Thailand and Indonesia. The Thailand package will incorporate our multiphase RamPump™, delivering significant environmental benefits and cost savings to our client while generating pull-through revenue for Weatherford.

We also have formed joint ventures to more effectively participate in some high-growth markets like Qatar. A joint venture with Al Shaheen, a subsidiary of Qatar Petroleum, encompasses five of our core service lines: drilling, tubular running, fishing, drilling tools, and both open- and cased-hole wireline. We expect future pull-through opportunities for other products and services. We created TubeTek, a joint venture in Brunei, to respond to local market needs. This venture resulted in the award of a significant TRS contract previously held by a competitor. The project includes conventional tubular running and rig mechanization services.

Records and Achievements

Weatherford extended its legacy of world records and industry firsts throughout the region during 2008. We set a world record in North China, air-drilling one of the deepest, hottest hole sections ever attempted globally. Battling unstable hole conditions and water production in a large wellbore with extreme depths and temperatures, we air- and mist-drilled a well section four times faster than conventional drilling techniques. At a project in the South China Sea, our drilling with casing (DwC™) capabilities saved our client 200 hours of rig time and $1.6 million.

Weatherford has made a significant investment in the growing market of Algeria over the past five years, including the development of our Hassi Messauod compound, pictured here. In a five-year timeframe, the number of bases within Hassi Messauod has expanded from one to four, and headcount has increased from approximately 400 to more than 1,000 multinational employees. Product and service line capabilities, which began with our traditional well construction and drilling products core, now range from integrated drilling to pipeline and specialty services.





In 2008, we opened a new wireline service and support base in Thailand, which helped us secure a new three-year, land-based contract in the northwestern part of the country.

In another industry first, Weatherford simultaneously ran two Downhole Deployment Valves (DDV®) into a well in Papua New Guinea. Running the *DDV* tools in tandem provided the operator with the redundancy needed to allow the drilling and completion of a high-pressure gas well underbalanced.

In Saudi Arabia, we reached a global first for the MetalSkin® cased-hole liner (MCL) system on our first installation of the new system within the Middle East and North Africa region. We ran 2,080 feet of MCL offshore Saudi Arabia, the longest run to date for Weatherford.

We completed ten installations for the *MetalSkin* open-hole liner system in Saudi Arabia, rendering the system commercial and past the research and development status. For 2009, we will offer *MetalSkin* open-hole, monobore open-hole, and cased-hole products to deploy in the Saudi and Algerian markets.

We also extended the reach of our expandable sand screens (ESS®) in Saudi Arabia. In the longest single-trip expansion for a 7-inch *ESS*, we achieved a world-record depth and set the stage for further qualification of this system in deep water. In addition, we completed the first trilateral conventional screen and *ESS* combination with Maxflo® installed in the upper two laterals.

Another world first in Saudi Arabia was the installation of our new Carbonate Reservoir Drainage System (CaRDS℠), which includes FloReg™ inflow control technology, swell elastomers and hydraulic packers packaged modularly for horizontal applications in carbonate reservoirs.

Filling the Footprint

We are adding infrastructure to support our ongoing growth in the Middle East. Our primary training center in Abu Dhabi is under construction, and a new Drilling Simulation Center in the Dubai Industrial Park is now operational. Future plans include a research center at the Qatar Service and Technology Park.

We increased regional headcount by 37 percent in 2008. Strengthening key growth areas with localized talent continues to be a focus of our strategy in 2009. We will build our competencies in the region by increasing technical training across all product lines and continuing to implement our training program for graduate engineers.

Europe, Sub Sahara Africa, and CIS



Revenue Growth in Europe/Sub Sahara Africa/CIS
in millions of dollars
2003
2004
2005
2006
2007
2008
1,800
1,500
1,200
900
600
300
0

Strength in Central Europe and market share gains in the former Soviet Union countries drove revenue from our Europe, Sub Sahara Africa, and CIS region up 30 percent in 2008.

In a diverse region that spans 41 countries, employs 19 percent of Weatherford's global workforce, and includes 81 service locations and 21 manufacturing facilities, Weatherford grew its revenue in 2008 to $1.5 billion. This region represented 16 percent of the company's total revenue for the year.

Gaining Market Share

Robust results in Central Europe were driven by growth in wireline services and in Romania. Two acquisitions of Romanian wireline companies in 2008 increased wireline services revenues in that country and are helping us tap the growing evaluation market in Central Europe.

Going forward, these acquisitions provide an exceptional platform for launching other services and developing markets in Eastern Europe. They also accelerate the growth of our high-tech, high-value evaluation solutions.

Additionally, the Norwegian market contributed to Europe's growth in 2008. Our liner systems business increased substantially due to new contract agreements. In the area of new technologies, we were awarded a multi-year, multimillion-dollar reservoir monitoring contract that includes optical sensing and gas lift systems. We also gained access to new markets with the acquisition of V-Tech, a provider of all-in-one rig mechanization technologies that improve drill floor operational safety and drilling efficiency.

Drilling services drove market share gains in other parts of Europe. We introduced directional drilling into Italy, capturing two high-profile projects that required high-temperature, high-pressure drilling and benefitted from our measurement-while-drilling and logging-while-drilling capabilities. These capabilities have contributed to growth in the Adriatic, Europe and the North Sea, driving a strong year-over-year increase in directional drilling revenue and growing our market share.



Romania's massive reserves require efficient hydrocarbon recovery, which Weatherford is positioned to deliver through services such as artificial lift systems, directional drilling, wireline, and completion.



Mikhail Gelfgat, global business unit manager for aluminum alloy tubulars, is a pioneer in the development of high-strength aluminum alloys, a technology that Weatherford gained from the 2008 acquisition of Aquatic Company. This acquisition enhances Weatherford's portfolio in three ways: research and engineering capabilities, particularly in the areas of drilling and well construction technology; expansion of Weatherford's applications engineering infrastructure in Russia; and expertise in the application of high-strength aluminum alloys, especially for deep, vertical wells or long, high-angle wells.

In addition to wireline and drilling services, artificial lift, deliquification systems, and Weatherford's legacy services such as tubular running will propel growth in Europe. Specialized markets such as gas storage and geothermal activities also represent significant opportunities for us.

Capturing Integrated Opportunities

National oil companies seeking end-to-end solutions that deliver efficiency and value are among the key forces driving markets in Central Europe and Russia. Our strong focus on capturing integrated project opportunities produced several major wins in 2008.

In Russia, where we entered the rig market during 2008, our strategic coupling of rigs with other products and services delivered results. A major contract awarded during the year encompasses contract drilling, pressure control, and tubular running services. We see additional pull-through opportunities for wireline, fishing, and Controlled Pressure Drilling® and well testing services. In 2009, we will execute contracts in Russia, Azerbaijan, and the Ukraine for rigs and associated products and services.

In Europe, our most significant integrated projects are for Schoonebeek, a $35 million redevelopment contract in Holland, and a brownfield redevelopment contract in Romania. Both contracts combine several of our well construction, completion, production and intervention services and products. We also developed a strategy with our drilling rigs business to bring rigs into the region in 2009. These additions will help drive our integrated service packages in Romania and West Africa this year and beyond.

Commercializing New and Acquired Technologies

Weatherford is reaping strong benefits from some strategic acquisitions with high-potential technologies. In 2008, we acquired Aquatic Company, a Russian company that expanded our engineering infrastructure in Russia and increased our expertise in the application of high-strength aluminum alloys. We now are exploring worldwide opportunities for Aquatic's technology in deepwater markets like Brazil, Gulf of Mexico and West Africa.

Weatherford's pipeline and specialty services product line has enriched the scope of its services and has been awarded a contract for a large pipeline project – the East Siberian Pacific Ocean pipeline. Our acquisition of NGKS®, a supplier of inline pipeline inspection tools, has made a meaningful contribution to Weatherford's portfolio, and we are now selling our inline inspection technology through Weatherford's infrastructure globally.

We also introduced some new technologies into the Russian market, including fracturing, coiled tubing and rig mechanization, as well as Expandable Sand Screens (ESS®). The success of *ESS* is paving the way for the introduction of another expandable technology – expandable tubulars – into the Russian market in 2009.

Our intelligent completion technology continues to gain traction in several markets. In West Africa, we completed the world's first subsea fiber-optic installation in Angola. In the Norwegian North Sea, we installed the deepest set optical pressure/temperature gauge to a depth of 23,596 feet (7,192 meters).

Building for the Future

To support our ongoing growth, we continue to add facilities throughout the region. We opened a multimillion-dollar manufacturing facility in Cyprus for expandable completions as well as for our pipeline and specialty services business. This location allows for more rapid deployment of our technology to oil-producing nations in the Middle East and parts of continental Europe.

In Russia, we are investing in the development of our workforce, which grew by approximately 80 percent during 2008 and is now more than 95 percent local. We have established a training center in partnership with the Samara State Technical University to build technical competencies and enhance the expertise of our personnel. Located near the university, the Samara training center serves students as well as Weatherford employees, providing visibility that will attract new talent to the company.



Latin America

Chicontepec, located in the Veracruz and Pueblo states of Mexico, is one of Weatherford's largest integrated drilling projects. Our strengths on the project include a unique mix of drilling rigs, an innovative approach to drilling, and a relentless focus on efficiency.

Growth across all product lines and countries propelled revenue in Latin America to $1.2 billion in 2008, up 37 percent from the previous year.

Weatherford's Latin America region has shown tremendous growth. Now including ten countries, 18 percent of the company's total workforce, 103 service locations and ten manufacturing facilities, the region has more than doubled its revenue over the past three years. With growth of 37 percent in 2008 alone, revenue from the region reached $1.2 billion, 13 percent of the company's total.

We achieved growth across almost all product lines and in almost all countries. We saw particular strength in directional and underbalanced drilling, integrated drilling, artificial lift and tubular running services. We continue to expand our product and service offerings throughout the region.

Our drilling services in Latin America had a strong finish to the year, primarily attributed to Mexico's onshore and offshore operations, and a significant increase in logging while drilling and rotary steerable revenue in Venezuela. We expanded our wireline services across most Weatherford locations, adding Ecuador and Peru to our geographical portfolio, leveraging our Compact™ Services technology to fuel a triple-digit open-hole revenue increase. We have introduced stimulation services in Argentina and Mexico, and we are applying technology from acquisitions in Russia to our pipeline and specialty services business in Mexico.

An $860 Million Win in Mexico

With the award of two project management contracts valued at $860 million, Mexico's Chicontepec oil play became the greatest success story of the year in Latin America and one of the company's largest projects worldwide. Our contracts represent a substantial share of currently budgeted expenditures at Chicontepec and mark a major success in our goal of developing business that uses a broad spectrum of the company's capabilities.

Under the contracts, Weatherford will drill up to 600 wells in a geologically challenging region, providing integrated services that include many Weatherford products and services such as: rigs, drilling fluids, wellheads, cementing hardware, tubular running, directional drilling, stimulation, well testing, artificial lift, cuttings disposal, wireline services, and third-party services such as cementing and workover rigs.

Our start-up operations at Chicontepec have been a model of flexibility and agility. Within five months of the June 2008 contract award, we had recruited 1,000 people, built a 50,000-square-foot (4,645 square meter) base and mobilized 20 rigs, many of which are state-of-the-art. Equipped for speed and efficiency, the new-build rigs feature skidding systems that dramatically reduce the time required to move from one well slot to another.

Positioned for the Future

With a strong focus during 2008 on building an integrated organization, hiring and developing employees, and adding equipment and facilities, the Latin America region is positioned for growth on numerous fronts. Chicontepec, a large field in the early stages of development where plans call for drilling up to 1,800 wells annually over the next decade, represents attractive ongoing business opportunities. We see additional promising opportunities within the region for the continued application of multiple product and service lines.


Revenue Growth in Latin America
in millions of dollars
2003
2004
2005
2006
2007
2008
1,500
1,250
1,000
750
500
250
0

North America

We achieved 13 percent revenue growth in North America's mature markets, and we are uniquely positioned on several fronts.

Weatherford's North America region, which encompasses our operations in Canada, the United States and the Gulf of Mexico, employs 34 percent of Weatherford's workforce and includes 506 service locations and 64 manufacturing facilities. An established market with many mature fields, the region is growing at a slower pace than international markets; however, it is an important component of our business that accounted for $4.5 billion, or 46 percent, of our 2008 revenue. We are leveraging a strong position in our traditional businesses to launch offerings that serve emerging needs.

Growth in New Gas

Unconventional gas plays, including shale gas, tight gas and coalbed methane, are a leading contributor to our growth in North America. In fact, shale plays represent the fastest-growing market segment in the U.S., which has some of the world's largest shale gas reserves.

These reserves are more challenging to extract. We offer expertise, technologies, and efficiencies that contribute to the viability of shale gas projects across their life cycle. With sophisticated laboratory and geoscience capabilities, we lend expertise during prospecting. At later stages, our horizontal drilling prowess and comprehensive fracturing and stimulation services enable the economic extraction of resources.

For example, in the Mancos shale, our Controlled Pressure Drilling® and Engineered Chemistry® technologies reduced drilling costs by 50 percent. In and near the Haynesville shale, our directional drilling technologies worked continuously for 119 hours at a bottomhole temperature of 320°F (160°C) while our fracturing technologies nearly doubled expected production for another well.

Deepwater Opportunities

The quest for energy resources in the Gulf of Mexico is taking drillers into deeper water where costs and risks are high. We are combining classic Weatherford services with proven new technologies that reduce non-productive rig time, enable drillers to reach new depths and add pull-through revenue for the company. In addition to extreme environment logging capabilities and products that perform in the harshest environments, we offer hazard mitigation technologies that can turn "undrillable" reserves into new energy resources.

During 2008, we continued to set deepwater records and pursue industry "firsts." We achieved a world-record logging-while-drilling triple combo run where maximum operating pressure reached 32,600 pounds per square inch (psi) and static temperature exceeded 400°F (200°C). New contracts in the Gulf of Mexico that will begin in 2009 include a multimillion-dollar award for two of the latest-generation deepwater rigs. The contract includes mechanized tubular running services, cementing products, and liner system work over a four-year period.

For seven of the new deepwater mobile offshore drilling unit projects that will come on line in 2009 in the Gulf of Mexico, we were awarded 100 percent of the cementing products and 70 percent of the tubular running services work.



Revenue Growth in North America
in millions of dollars
2003
2004
2005
2006
2007
2008
4,500
3,750
3,000
2,250
1,500
750
0



Nicole Lehocky is manager of the Canadian Geoscience team that is providing state-of-the-art borehole imaging and interpretation of the highly complex network of channels within the oil sands of Northern Alberta. This analysis ultimately helps our clients make better decisions regarding optimal horizontal well placement, a critical technique used to maximize drainage from aging reservoirs.

Product & Service Portfolio

Our clients face three core challenges on a daily basis:

- maximizing economic recovery from mature conventional reservoirs;
- efficiently producing heavy oil, tight gas, shale gas and oil shale from unconventional reservoirs;
- managing reservoir development in extreme environments including ultra deepwater and arctic plays

To help them manage these issues, particularly in a downturn, Weatherford is focused on providing the technologies, techniques and working practices that strip unnecessary cost and risk out of the well's life cycle. These products and services are designed to solve the most urgent well challenges and are backed by one of the strongest patent portfolios in the oilfield sector. The following four pages highlight some of the fasting-growing technologies, in the context of our ten service lines. The service lines are listed in the order of revenue generated.

Drilling Services

Includes directional drilling services that are particularly applicable for draining reservoirs that require complex well trajectories. These applications range from drilling horizontal wells for heavy oil production on land to navigating salt domes in deepwater plays. Market differentiators include world-record-setting logging-while-drilling, measurement-while-drilling and rotary-steerable systems that efficiently target formations and drill wells to target locations. These technologies also can be paired with our Controlled Pressure Drilling® (CPD®) systems, which include a market-leading suite of equipment, fluid technologies, engineering and operational services, to help our clients mitigate drilling hazards, maximize well productivity and increase rate of penetration. Long term, the drilling services market is expected to continue expanding, since clients are trying to maximize recovery while maintaining attractive field development economics and reduced environmental impact.

Artificial Lift

Primarily applicable to oil wells with depleting reservoir pressure. Weatherford is the market leader in artificial lift systems, which supplement the natural reservoir pressure to bring the produced oil to the surface. We are the only company that can provide all forms of lift to the industry. We also offer specific controllers, processes and software that can control the systems and help optimize production. Approximately 70 percent of the world's reservoirs currently are on some form of artificial lift, and this percentage will continue to rise as reservoirs mature. With this aging process comes an increase in associated production challenges, including encroaching water and depleting reservoir pressure. These factors serve as a powerful secular growth dynamic for our production optimization expertise and technologies.

Well Construction

Conventional casing running and handling services, liners and cementing equipment are essential components of every well design. Our traditional market-leading services and technologies are now being augmented with innovations such as mechanized rig systems that enhance personnel safety and improve drilling efficiency, expandable tubular technology that mitigates drilling hazards and helps clients remediate mature wells, and aluminum alloy tubular products with superior corrosion resistance in aggressive drilling environments, including the growing markets of ultradeep and extended-reach wells.

Drilling Tools

Includes market-leading patented tools such as rotating control devices, drilling jars, and torque and drag reduction systems that clients can rent without the cost of holding the equipment in their inventory.

Completion

Completing a well encompasses installing a high-integrity flow conduit from reservoir to surface, equipped with specialized components such as packers, flow controls


drilling
DELL

Real-time Operations

Weatherford's real-time operations centers, as pictured here, ensure the best decisions at the right time by enabling monitoring of drilling from a central location. Their dedicated engineers and 24/7 operations strengthen quality assurance, enable early detection and mitigation of problems, and create efficiencies by reducing travel to well sites. They are an integral piece of Weatherford's growing geosteering services portfolio, which spans forward modeling capabilities to optimize pre-drill plans and drilling services that optimize well placement, including the Revolution® rotary-steerable system, directional drilling motors, and a full complement of geosteering sensors.

and safety valves, through stimulation techniques that maximize a well's production potential, to well screen technologies that protect from the damaging effects of sand. This market is characterized by an increasing need for higher-specification completions propelled by higher-pressure and -temperature reservoirs and more aggressively produced fluids. To meet this need, we have evolved our portfolio from one of basic cased-hole commodity products to one that focuses more heavily on premium offerings for deepwater and high-pressure/high-temperature environments. Market differentiators include our Expandable Reservoir Completion (ERC™) System, which helps clients manage oil and gas production from multizone reservoirs; swellable completion technology that can conform to irregularly shaped wellbores; and exclusive, worldwide manufacturing agreements to expedite the introduction of emerging reservoir completion technology to the marketplace.

Wireline & Evaluation Services

Measures the physical properties of underground formations to determine the location and potential deliverability of oil and gas from a reservoir. Current challenges include acquiring log data from wellbores exhibiting problematic hole conditions that impede conveyance of logging tools or are in geographically remote locations where operational logistics are difficult. Weatherford's answer, as well as our market differentiator, is the Compact™ suite of logging tools, which are smaller, slimmer and easier to handle than conventional logging technologies. Their size allows them to be conveyed into the reservoir by a number of methods other than wireline, including drill pipe and coiled tubing. This flexibility of conveyance makes them well suited for today's remote and highly deviated wells. Our evaluation capabilities also include the industry's most modern fleet of surface logging units. This unique portfolio of technologies improves operational efficiency by supplying operators with more reliable and more accurate geological and drilling engineering information at the well site, ultimately enhancing formation evaluation and reducing operating time and risk.

Re-entry & Fishing Services

Helps clients repair wells or prolong production of oil and natural gas reserves. Weatherford's market-leading re-entry services and products permit drilling, completion and remediation functions from existing wellbores. This ability is critical to the growing trend of horizontal drainage applications involving the re-drilling of mature reservoirs. Market-leading fishing services remove obstructions from the wellbore through experienced fishing personnel and a comprehensive line of fishing and milling tools.

Stimulation & Chemicals

Uses advanced chemical technologies and services to enhance production. Hydraulic fracturing is a stimulation technique routinely performed on oil and natural gas wells in low-permeability reservoirs to increase productivity and hydrocarbon recovery. Our Engineered Chemistry® systems are applied throughout the life cycle of oil and gas production to optimize drilling and completion operations, enhance production and increase efficiency of other industrial processes. These fluid systems can be customized for the client and the well, one of our differentiators in the marketplace. We also can provide the engineered integration of multiple Weatherford technologies, products and services related to fracturing, ranging from wireline, plugs and packers to coiled tubing and micro seismic frac mapping, giving clients a more streamlined operation.

Integrated Drilling

Encompasses a large and diversified fleet of contract drilling rigs as well as project management for associated services such as directional drilling, Controlled Pressure Drilling®, coiled tubing, and re-entry services. Clients benefit from, and growth exists in, Weatherford's ability to leverage rig operating experience with our range of drilling and intervention services, resulting in greater efficiency across a well's life cycle.

Pipeline & Specialty Services

Includes pre-commissioning systems that ensure critical preparation in growing deepwater and remote applications; commissioning services that deliver product efficiently; maintenance services such as inspection, cleaning and testing that maintain and prolong the life cycle of our clients' assets; shutdown services that reduce cost, risk and time; and decommissioning services that handle asset dismantling and abandonment without impacting the environment. Investment in new production facilities and pipeline infrastructure, coupled with the aging of existing assets worldwide, means continued growth in this market sector.

Stimulation & Chemical Services

The emerging shale plays in the United States and Canada are one of the bright spots in the North American market for 2009 and beyond. Our fracture stimulation services, pictured here, are critical to the production of most shale wells because they open channels in the reservoir so that oil and gas can be recovered. Weatherford's market differentiators include the youngest pressure pumping fleet of the major service companies, and unique chemistry, including the commercialization in 2008 of two new reservoir stimulation chemicals for shale fracturing that are focused on enhanced conductivity and flowback of water fracturing jobs.



Officers & Directors

Board of Directors

Bernard J. Duroc-Danner
Chairman of the Board, President and Chief Executive Officer
Weatherford International Ltd.

Nicholas F. Brady
Chairman
Darby Overseas Investments (Private investment company)

David J. Butters
President, Chairman and CEO
Navigator Holdings Ltd. (International shipping company)

William E. Macaulay
Chairman and Chief Executive Officer
First Reserve Corporation
(Private equity firm focusing on the energy industry)

Robert B. Millard
Managing Member
Realm Partnership LLC (Private investment partnership)

Robert K. Moses, Jr.
Private Investor
Black Jack Resources, Inc. (Private investment company)

The Hon. Robert A. Rayne
Chief Executive Director
London Merchant Securities plc
(Property development and venture capital company)

Corporate Officers

Bernard J. Duroc-Danner
Chairman of the Board, President and Chief Executive Officer

Andrew P. Becnel
Senior Vice President and Chief Financial Officer

Stuart E. Ferguson
Senior Vice President – Reservoir & Production and
Chief Technology Officer

Burt M. Martin
Senior Vice President, General Counsel and Secretary

Keith R. Morley
Senior Vice President – Well Construction & Operations
Support and Chief Compliance & Safety Officer

Jessica Abarca
Vice President – Accounting and Chief Accounting Officer

M. David Colley
Vice President – Artificial Lift Systems

Carel W. J. Hoyer
Vice President – Well Construction Services

Jay Hudgins
Vice President – Tax

WEATHERFORD INTERNATIONAL LTD.

Weatherford International Ltd. is one of the world's leading providers of equipment and services used for the drilling, completion and production of oil and natural gas wells. The following is a discussion of our business, including our strategy for growth, the markets in which we operate and the products and services we offer. We also have included a discussion of our financial results, the trends affecting our results and our financial condition.

This report is part of our Annual Report on Form 10-K that we have filed with the Securities and Exchange Commission. We have omitted certain parts of that filing in this report, such as the cover page and exhibit index. A complete copy of our Annual Report on Form 10-K is available on the SEC's website at *www.sec.gov* or free of charge on our website at *www.weatherford.com.* **We will also provide to any shareholder a copy of that report without charge upon written request.** Please mail your requests to U.S. Investor Relations at 515 Post Oak Boulevard, Houston, Texas 77027. Copies of exhibits will also be provided upon written request subject to reasonable charges for copying and mailing.

If, after reviewing this report, you have any questions regarding our businesses or would like additional information on us or the products and services we offer, please contact our U.S. Investor Relations department at the address and telephone number listed on page 1 of the following report or visit our website at *www.weatherford.com.*

PART I

Item 1. *Business*

Weatherford International Ltd. (NYSE:WFT) is one of the world's leading providers of equipment and services used in the drilling, evaluation, completion, production and intervention of oil and natural gas wells. We were originally incorporated in Delaware in 1972, and as a result of our corporate reorganization in 2002, are now incorporated in Bermuda. Many of our businesses, including those of Weatherford Enterra, have been operating for more than 50 years. We anticipate that, during the first quarter of 2009, we will complete a transaction in which Weatherford International Ltd., the Bermuda exempted company ("Weatherford-Bermuda"), will become a wholly-owned subsidiary of Weatherford International Ltd., a Swiss joint-stock company ("Weatherford-Switzerland"), and holders of our common shares will receive one registered share of Weatherford-Switzerland for each common share of Weatherford-Bermuda that they hold.

When referring to Weatherford and using phrases such as "we" and "us," our intent is to refer to Weatherford International Ltd. and its subsidiaries as a whole or on a regional basis, depending on the context in which the statements are made.

We operate in approximately 100 countries, which are located in nearly all of the oil and natural gas producing regions in the world. Our operational performance is segmented and reviewed on a geographic basis, and we report the following regions as reporting segments: (1) North America, (2) Latin America, (3) Europe/West Africa/the Commonwealth of Independent States ("CIS") and (4) Middle East/North Africa/Asia.

Our growth strategy has included a mix of organic product and service development, the acquisition of key technologies, products and services and several notable divestitures. One of our most substantial acquisitions was in August 2005, when we acquired Precision Energy Services and Precision Drilling International. Precision Energy Services broadened our wireline and directional capabilities and strengthened our controlled pressure drilling and testing product lines. Precision Drilling International added land rigs to our portfolio, primarily in the Eastern Hemisphere.

Our divestitures include the April 2000 spin-off of our Drilling Products Division to our shareholders through a distribution of the stock of our Grant Prideco, Inc. subsidiary. In February 2001, we completed the merger of essentially all of our Compression Services division into a subsidiary of Universal Compression Holdings, Inc. in exchange for 13.75 million shares of Universal common stock. During 2004 and 2005, we sold our interest in Universal Compression Holdings, Inc. In 2005, we sold our non-core Gas Services International compression fabrication business. In 2008, we finalized the divestiture of our oil and gas development and production business.

Our principal executive offices are located at 515 Post Oak Boulevard, Houston, Texas 77027 and our telephone number at that location is (713) 693-4000. We anticipate relocating our principal executive offices to Switzerland in the first quarter of 2009. However, certain corporate functions, including our U.S. Investor Relations department, will remain at the foregoing address and telephone number. Our Internet address is www.weatherford.com. General information about us, including our Corporate Governance Policies and charters for the committees of our board of directors, can be found on our Web site. On our Web site we make available, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file or furnish them to the SEC. The public may read and copy any materials we have filed with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Room 1580, Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains our reports, proxy and information statements, and our other SEC filings. The address of that site is www.sec.gov.

The following is a summary of our business strategies and the markets we serve. We have also included a description of our products and services offered and our competitors. Segment financial information appears in "Item 8. Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 18."

Strategy

Our primary objective is to provide our shareholders with above-average returns on their investment through income growth and asset appreciation.

Principal components of our strategy include:

- Continuously improving the efficiency, productivity and quality of our products and services and their respective delivery in order to grow revenues and operating margins in all of our geographic markets at a rate exceeding underlying market activity;
- Through a commitment to innovation and invention, developing and commercializing new products and services capable of meeting evolving needs of our customers; and
- Further extending our global infrastructure in scope and scale at a level consistent with meeting customer demand for our products and services in an efficient manner.

Markets

We are a leading provider of equipment and services to the oil and natural gas exploration and production industry. Demand for our industry's services and products depends upon the number of oil and natural gas wells being drilled, the depth and drilling conditions of wells, the number of well completions and the level of workover activity worldwide.

During the mid-1980s, the drilling industry contracted sharply, correcting a condition of significant overcapacity that existed in the supply of oilfield service and equipment. For the past 20 years, global rig count has cycled up and down with factors such as world economic and political trends that influence supply and demand for energy, the price of oil and natural gas and the level of exploration and drilling for those commodities.

As a result of the maturity of the world's oil and natural gas reservoirs, accelerating production decline rates and the focus on complex deepwater prospects, technology has become increasingly critical to the marketplace. Clients continue to seek, test and prove production-enabling technologies at an increasing rate. Technology is an important aspect of our products and services, as it helps us provide our clients with more efficient tools to find and produce oil and natural gas. We have invested a substantial amount of our time and resources in building our technology offerings. We believe our products and services enable our clients to reduce their costs of drilling and production and/or increase production rates. Furthermore, these offerings afford us additional opportunities to sell our traditional core products and services to our clients.

Product Offerings

Our product offerings can be grouped into ten service lines: 1) artificial lift systems; 2) drilling services; 3) well construction; 4) drilling tools; 5) completion systems; 6) wireline and evaluation services; 7) re-entry and fishing; 8) stimulation and chemicals; 9) integrated drilling; and 10) pipeline and specialty services. The following discussion provides an overview of our various product offerings. With the exception of integrated drilling, our product line offerings are provided in all of our regional segments. Our integrated drilling product line is primarily offered outside of North America.

Artificial Lift Systems

Artificial lift systems are installed in oil wells and, to a lesser extent, natural gas wells that do not have sufficient reservoir pressure to raise the produced hydrocarbon to the surface. These systems supplement the natural reservoir pressures to produce oil or natural gas from the well. There are six principal types of artificial lift technologies used in the industry. With the exception of our electrical submersible pumps business, which we sold to an equity investment partner in January 2008, we are able to provide all forms of lift, including progressing cavity pumps, reciprocating rod lift systems, gas lift systems, hydraulic lift systems, plunger lift systems and hybrid lift systems. We also offer wellhead systems and production optimization.

Progressing Cavity Pumps — A progressing cavity pump (PCP) is a downhole pump driven by an above-ground electric motor system connected to it by a coupled rod or continuous rod string. These pumps are designed to work in wells of depths up to 12,000 feet with production between 10 and 4,500 barrels of oil per day. PCPs are particularly useful in heavy-oil-producing basins around the world.

Reciprocating Rod Lift Systems — A reciprocating rod lift system is an artificial lift pumping system that uses an above-ground mechanical unit connected to a sucker rod and a downhole pump. It uses an up-and-down suction process to lift the oil from the reservoir. Reciprocating rod lift is used primarily for the production of oil from wells of depths up to 14,000 feet and production rates from 20 to 6,000 barrels per day.

Gas Lift Systems — Gas lift is a form of artificial lift that uses natural gas to lift oil in a producing reservoir to the surface. The process of gas lift involves the injection of natural gas into the well through an above-ground injection system and a series of downhole mandrels and gas lift valves in the production tubing string. The injected gas acts as the lifting agent for the oil. Gas lift systems are used primarily for offshore wells (including deepwater and ultra-deepwater) and for wells that have a high component of gas in the produced fluid or have a gas supply near the well. Gas lift systems are designed to operate at depths up to 18,000 feet with volumes up to 50,000 barrels of oil per day.

Hydraulic Lift Systems — A hydraulic lift oil pumping system uses an above-ground surface power unit to operate a downhole hydraulic pump (jet or piston) to lift oil from the reservoir. These systems are designed for wells of depths up to 17,000 feet and volumes up to 20,000 barrels per day. Hydraulic pumps are well suited for wells with high volumes and low solids.

Plunger Lift Systems — Plunger lift is the only artificial lift method that requires no assistance from outside energy sources. The typical system consists of a plunger (or piston), top and bottom bumper springs, a lubricator and a surface controller. As the plunger travels to the surface, it creates a solid interface between the lifted gas below and produced fluid above to maximize lift energy. Plunger lift is a low-cost, easily maintained method of lift. It is particularly useful for dewatering gas wells and increasing production from wells with emulsion problems. Plunger lift also keeps wells free of paraffin and other tubing deposits and can be used to produce a well to depletion at depths of 19,000 feet and volumes up to 200 barrels per day.

Hybrid Lift Systems — We offer a variety of hybrid artificial lift systems which are engineered for special applications and may incorporate two or more of the artificial lift methods described above.

Wellhead Systems — We offer a line of conventional wellhead equipment and valves manufactured to the latest API industry specifications and client requirements, including conventional surface wellheads through 20,000 psi; gate valves from 2,000 to 20,000 psi; complete wellhead systems (drill-through, multi-bowl, unitized and mud-line); and all the accessories and aftermarket services to go with them.

Production Optimization — Production optimization is the process of monitoring oil and natural gas fields, and interpreting the resulting data to inform production and reservoir management decisions. The ultimate goal is to assist operators in making better decisions that maximize profits through improved optimized well production and maximized reservoir recovery. The major benefits of production optimization are increased production with decreased operating costs resulting in increased bottom-line profits for producers.

Weatherford offers products for optimizing at the well, reservoir and field level. Both hardware and software are combined into solutions that fit the customer's specific needs for optimizing production.

Well Optimization — For wellsite intelligence, we offer specific controllers for each type of artificial lift. These controllers contain computers with specific logic to control the well in response to changes in the reservoir, artificial-lift equipment or well completion. The desktop software provides advanced analytical tools that allow the operator to make changes by controlling the well directly or by changing the parameters that the controller is using to operate the well. In 2007, we enhanced our plunger lift controller and added a new variable speed drive for progressing cavity pumps (PCP), rod pumping, and electric submersible pumps (ESP).

Flow Measurement — Our Production Optimization group develops metering and software solutions to supply real-time production information to the operator, allowing accurate production measurements as a part of individual well and field optimization.

Field Optimization — We provide tools for optimizing workflow. These software tools assist the operator in tracking the operations needed for optimal field management. Tasks such as chemical injection, well workovers and injection allocation of injection gas can easily generate unnecessary expenses by inefficient prioritization of tasks, poor recordkeeping and lack of analysis of the effectiveness of the total field operations. The combination of our experienced consultants and advanced software tools help the operator optimize operations for entire fields.

Drilling Services

These capabilities include directional drilling, Controlled Pressure Drilling® (CPD®) & Well Testing, drilling-with-casing (DwC™) and drilling-with-liner (DwL™) systems and surface logging systems.

Directional drilling involves the personnel, equipment and engineering required to control the direction of a wellbore. Directional drilling allows drilling of multiple wells from a single offshore platform or a land-based pad site. It also allows drilling of horizontal wells and penetration of multiple reservoir pay zones from a single wellbore. We supply a range of specialized, patented equipment for directional drilling, including:

- *Measurement while drilling (MWD) and logging while drilling (LWD)* — MWD and LWD measure, respectively, wellbore trajectory and formation properties, in real time, while the well is being drilled.
- *Rotary steerable systems (RSS)* — These systems allow control of wellbore trajectory while drilling at the surface with continuous rotation of the drillstring. They are crucial for enabling long, step-out, directional wells and for reducing completion-running complications resulting from abrupt hole-angle changes caused by conventional drilling methods.
- *Directional drilling services* — These services include surveying, design and operational support for directional and horizontal drilling; products include drilling motors and other associated equipment.

Our directional drilling capabilities are supported by our engineering facility in Houston, which houses qualified engineers, scientists and technicians, all focused on developing technologies for the MWD/LWD and directional drilling markets, both land based and offshore.

Controlled Pressure Drilling® (CPD®) — Weatherford's CPD offerings are provided through three techniques: 1) Managed Pressure Drilling, 2) Underbalanced Drilling and 3) Air Drilling.

- *Managed Pressure Drilling (MPD)* — This technique provides an advanced form of primary well control, using a closed, pressurized fluid system that more precisely controls the wellbore pressure profile than mud weight adjustments alone. The main objective of MPD is to optimize drilling processes by decreasing non-productive time and mitigating drilling hazards.
- *Underbalanced Drilling (UBD)* — This technique is used in development, exploration and mature field applications to minimize formation damage and maximize productivity. UBD is drilling with bottomhole pressure that is maintained below reservoir pressure to intentionally invite fluid influx. This technique permits the reservoir to flow while drilling takes place, thereby improving well productivity by protecting the formation from damage by the drilling fluids.
- *Air Drilling* — This technique applies reduced density fluid systems to drill sub-hydrostatically. Air drilling is used primarily in hard rock applications to reduce drilling costs by increasing the rate of penetration.

A full range of downhole equipment, such as high temperature motors, wireline steering tools, drillpipe, air rotary hammer drills, casing exit systems, downhole deployment valves and downhole data acquisition equipment, make our product offerings unique.

Well Testing — Well testing uses specialized equipment and procedures to obtain essential information about oil and gas wells after the drilling process has been completed. Typical information derived may include reservoir performance, reservoir pressure, formation permeability, formation porosity and formation fluid composition.

A related application is our separation business, which supplies personnel and equipment on a wellsite to recover a mixture of solids, liquids and gases from oil and gas wells. These services are used during drilling, after stimulation or after re-completion to clean up wells. The operator requires that a well be properly cleaned before undertaking a well test to ensure that the true deliverability of the well is attained and that debris and spent stimulation chemicals do not ultimately flow to the process plant.

Drilling-with-casing and drilling-with-liner systems — These systems allow operators to simultaneously drill and case oil and natural gas wells. Our *DwC* and *DwL* techniques eliminate downhole complexity, reducing expensive rig modifications and the number of trips downhole. Consequently, drilling hazards are mitigated, well construction is simplified, and productivity can be improved when drilling through the reservoir.

Surface Logging Systems — Often referred to as mud logging, this is a well-site service that uses fluid and gas samples along with drilling cuttings to evaluate the geology and geo chemistry of the formation as it is being drilled. The derived data and interpretation is used to help geologists and drillers ensure that the well is placed in the most productive formation to maximize ultimate well productivity.

Well Construction

This grouping includes the primary services and products required to construct a well and spans tubular running services, cementation tools, liner systems, solid tubular expandable technologies and aluminum alloy tubular products.

Tubular Running Services — These services consist of a wide variety of tubular connection and installation services for the drilling, completion and workover of an oil or natural gas well. We provide tubular handling, preparation, inspection and wellsite installation services from a single source. We offer a suite of products and services for improving rig floor operations by reducing personnel exposure, increasing operational efficiency and improving safety. We also specialize in critical-service installations where operating conditions, such as downhole environments and/or metallurgical characteristics, call for specific handling technology.

Cementation Tools — Cementing operations comprise one of the most expensive phases of well completion. We produce specialized equipment that allows operators to centralize the casing throughout the wellbore and control the displacement of cement and other fluids. Our cementing engineers also analyze complex wells and provide recommendations to help optimize cementing results.

Liner Systems — Liner hangers allow suspension of strings of casing within a wellbore without the need to extend the casing to the surface. Most directional wells include one or more liners to optimize casing programs. We offer both drilling and production liner hangers. Drilling liners are used to isolate areas within the well during drilling operations. Production liners are used in the producing area of the well to support the wellbore and to isolate various sections of the well.

Solid Tubular Expandable Technologies — Proprietary expandable tools are being developed for downhole solid tubular applications in well remediation, well completion and well construction. Our solid tubular expandable products include the MetalSkin® line and the HydraSkin™ System, *MetalSkin* systems are used for well cladding to shut off zones, retro-fit corroded sections of casing and strengthen existing casing. *MetalSkin* open-hole clad systems are used for controlling drilling hazards such as unwanted fluid loss or influx and as slim-bore drilling liners. Slim-bore and, ultimately, monobore liner systems are designed to allow significant cost reductions by reducing consumables for drilling and completion of wells, allowing use of smaller rigs and reducing cuttings removal needs. The benefits are derived because of the potential of expandable technologies to significantly reduce or eliminate the reverse-telescoping architecture inherent in traditional well construction. The *HydraSkin* system is a hydraulic bottom-up expansion system that can be used for increased diameter efficiency in either planned or contingency operations.

Aluminum Alloy Tubular Products — We design and manufacture aluminum alloy (AA) tubular goods for drilling, production and completion. Unique physical and mechanical properties of aluminum alloys provide a number of benefits, especially superior corrosion resistance in various aggressive environments and enhanced strength-to-weight ratio, resulting in better drilling performance. Products range from *Aluminum Alloy Drill Pipe,* which is used in most drilling applications, but especially recommended for ultra deep and extended reach wells and rigs with limited load capacity, to drillpipe risers designed for drilling, production and completion operations. These large diameter products possess high strength and significant corrosion resistance properties essential in aggressive environments, such as deepwater wells.

Drilling Tools

We design and manufacture patented tools, including our drilling jars, rotating control devices and other pressure-control equipment used in drilling oil and natural gas wells. We also offer a broad selection of in-house or third-party manufactured equipment for the drilling, completion and workover of oil and natural gas wells. We offer these proprietary and nonproprietary drilling tools to our clients — primarily operators and drilling contractors — on a rental basis, allowing the clients to use unique equipment to improve drilling efficiency without the cost of holding that equipment in inventory.

Our drilling tools include the following:

- Drillpipe and related drillstem tools, drill collars, heavyweight pipe and drilling jars;
- Downhole tools;
- Pressure-control equipment such as blowout preventers, high-pressure valves, accumulators, adapters and choke-and-kill manifolds; and
- Tubular handling equipment such as elevators, spiders, slips, tongs and kelly spinners.

Completion Systems

We offer our clients a comprehensive line of completion tools and sand screens. These products and services include the following:

Completion Tools — These tools are incorporated into the tubing string used to transport hydrocarbons from the reservoir to the surface. We offer a wide range of devices for enhancing the safety and functionality of the production string, including permanent and retrievable packer systems, subsurface safety systems, flow controls and tool string, specialized downhole isolation valves and associated servicing equipment. Over the past decade, we have evolved our portfolio from one of basic cased-hole commodity products to one that focuses more heavily on premium offerings for deepwater and high-pressure/high-temperature environments.

Sand Screens — Sand production often results in premature failure of artificial-lift and other downhole and surface equipment and can obstruct the flow of oil and natural gas. To remedy this issue, we provide two different sand screen approaches: conventional and expandable.

- *Conventional sand screens* — These products are used in the fluid-solid separation processes and have a variety of product applications. Our primary application of well screens is for the control of sand in unconsolidated formations. We offer premium, pre-pack and wire-wrap sand screens. We also offer a FloReg™ line of inflow control devices that balance horizontal wellbore production, ultimately maximizing reservoir drainage. We also operate the water well and industrial screen business of Johnson Screens. Served markets include water well, petrochemical, wastewater treatment and surface water intake, mining and general industrial applications.
- *Expandable Sand Screens (ESS)* — Our ESS® systems are proprietary step-change sand-control devices that reduce cost and improve production. An ESS system consists of three layers, including slotted base pipe, filtration screens and an outer protective shroud. The system can be expanded using a fixed cone and/or compliantly using our proprietary axial and rotary expansion system. This system aids productivity because it stabilizes the wellbore, prevents sand migration and has a larger inner diameter. ESS technology can replace complex gravel-packing techniques in many sand-control situations.

Reservoir Optimization — Our intelligent completion technology (ICT) uses downhole optical and electronic sensing to allow operators to remotely monitor the downhole pressure, temperature, flow rate, phase fraction and seismic activity of each well and the surrounding reservoir. This advanced monitoring capability allows the operator to monitor the reaction of the reservoir to the production of the well. Combining this monitoring with multiple-zone downhole flow control allows field pressure management and shutoff of unwanted flows of water or gas.

Wireline and Evaluation Services

Wireline and evaluation services, in concert with surface logging systems and LWD, form a data acquisition and interpretation capability that enables clients with an integrated approach to formation evaluation and reservoir characterization. Open-hole wireline services and logging while drilling compliment laboratory-derived analysis of core and reservoir fluid samples. When combined with geosciences consulting, this integrated capability provides the data and interpretation to reduce reservoir uncertainty and ultimately optimize production and maximize recovery.

Wireline services — Wireline services measure the physical properties of underground formations to help determine the location and potential deliverability of oil and gas from a reservoir. Wireline services are provided from surface logging units, which lower tools and sensors into the wellbore mainly on a single or multiple conductor wireline.

The provision of wireline and associated interpretation services is divided into four categories: open hole wireline, geoscience services, cased hole wireline and slickline services:

- *Open Hole Wireline* — This service helps locate oil and gas by measuring certain characteristics of geological formations and providing permanent records called "logs." Open hole logging can be performed at different intervals during the well drilling process or immediately after a well is drilled. The logging data provides a valuable benchmark to which future well management decisions may be referenced. The open hole sensors are used to determine well lithology and the presence of hydrocarbons. Formation characteristics such as resistivity, density and porosity are measured using electrical, nuclear, acoustic, magnetic and mechanical technologies.

  The formation characteristics are then used to characterize the reservoir and describe it in terms of porosity, permeability, oil, gas or water content and an estimation of productivity. Wireline services can relay this information from the wellsite on a real-time basis via a secure satellite transmission network and secure Internet connection to the client's office for faster evaluation and decision making.

- *Geoscience Services* — This capability, consisting of geologists, geophysicists, and drilling, completion, production and reservoir engineers, serves as the interpretive bridge across diverse data sources to support client efforts to maximize their oil and gas assets using for the life of the well — from well planning through drilling, evaluation, completion, production, intervention and, finally, abandonment.

  Major computing centers in Calgary and Houston, along with branches in Europe, the Middle East, Latin America and Asia Pacific, use the latest technology to deliver data to our clients — from real-time (LWD) "geosteering" for critical well placement decisions to ongoing reservoir monitoring with permanent "intelligent completion" sensors. We provide advanced reservoir solutions by incorporating open hole, cased hole and production data.

- *Cased Hole Wireline* — This service is performed at various times throughout the life of the well and includes perforating, completion logging, production logging and casing integrity services. Perforating creates the flow path between the reservoir and the wellbore. Production logging can be performed throughout the life of the well to measure temperature, fluid type, flow rate, pressure and other reservoir characteristics. In addition, cased hole services may involve wellbore diagnostics and remediation, which could include the positioning and installation of various plugs and packers to maintain production or repair well problems, and casing inspection for internal or external abnormalities in the casing string.

- *Slickline Services* — This service uses a solid steel or braided nonconductor line, in place of a single or multiple conductor braided line used in electric logging, to run downhole memory tools, manipulate downhole production devices and provide fishing services primarily in producing wells.

Integrated Evaluation Services — These services help clients plan the development of new and existing oil and gas production fields. Specifically, a global network of laboratories provide support in terms of fluid and reservoir characterization, specialized core and fluid testing, enhanced oil recovery, rock strength and characterization, sour richness and maturity, sorption properties assessment and reservoir flow studies.

Re-entry and Fishing

Our re-entry, fishing and thru-tubing services help clients repair wells that have mechanical problems or that need work to prolong production of oil and natural gas reserves.

Re-entry Services — Our re-entry services include casing exit services and advanced multilateral systems. Conventional and advanced casing exit systems allow sidetrack and lateral drilling solutions for clients who either cannot proceed down the original well track or want to drill lateral wells from the main or parent wellbore.

Fishing Services — Fishing services are provided through teams of experienced fishing tool supervisors and a comprehensive line of fishing and milling tools. Our teams provide conventional fishing services, such as removing wellbore obstructions, including stuck or dropped equipment, tools, drillstring components and other debris, that have been lost downhole unintentionally during the drilling, completion or workover of new and old wells. Specialty fishing tools required in these activities include fishing jars, milling tools, casing cutters, overshots and spears. Our Fishing Services business unit also provides well patches and extensive plug-and-abandonment products.

Thru-tubing Services — Thru-tubing services are used in well re-entry activity to allow operators to perform complex drilling, completion and cementing activities from existing wellbores without removing existing production systems. We provide a full range of thru-tubing services and products, including drilling motors, casing exits, fishing and milling, zonal isolation packers and other well remediation services.

Stimulation and Chemicals

We offer our clients advanced chemical technology and services for safer and more effective production enhancement. These products and services include the following:

Fracturing Technologies — Hydraulic reservoir fracturing is a stimulation method routinely performed on oil and natural gas wells in low-permeability reservoirs to increase productivity and oil and gas recovery.

Production Chemical Systems — Our Engineered Chemistry® business combines proprietary chemical solutions with internally developed oilfield equipment technologies. Our high-performance chemistry solutions include: customized chemical solutions for production, refining, completion, water treatment and other industrial processes; a total service package (product selection, application and optimization); and precise formulations and multi-functional chemical formulations that include the only formulas certified for capillary injection.

Capillary Injection Technology and Services — Capillary technology maximizes well production while protecting tubular goods. With systems installed in live wells in just three to four hours, reservoir production is not interrupted. Our systems operate at depths of 22,000 feet.

Integrated Drilling

The majority of our land drilling rigs are located outside of North America. We also have the ability to offer project management services to our clients, in which we provide a number of products and services needed to drill and complete a well, including the rig.

Pipeline and Specialty Services

We provide a range of services used throughout the life cycle of pipelines and process facilities, onshore and offshore. Our pipeline group can meet all the requirements of the pipeline, process, industrial and energy markets worldwide. We also can provide any service (or package of services) carried out on permanently installed client equipment that involves inspecting, cleaning, drying, testing, improving production, running or establishing integrity from the wellhead out.

Competition

We provide our products and services worldwide, and compete in a variety of distinct segments with a number of competitors. Our principal competitors include Baker Hughes, BJ Services, Halliburton, Schlumberger and

Smith International. We also compete with various other regional suppliers that provide a limited range of equipment and services tailored for local markets. Competition is based on a number of factors, including performance, safety, quality, reliability, service, price, response time and, in some cases, breadth of products.

Other Business Data

Raw Materials

We purchase a wide variety of raw materials as well as parts and components made by other manufacturers and suppliers for use in our manufacturing. Many of the products sold by us are manufactured by other parties. We are not dependent on any single source of supply for any of our raw materials or purchased components.

Customers

Our principal customers consist of major and independent oil and natural gas producing companies. During 2008, 2007 and 2006, there was no individual customer who accounted for more than 10% of consolidated revenues.

Research and Development and Patents

We maintain world-class technology and training centers throughout the world. Our 34 research, development and engineering facilities are focused on improving existing products and services and developing new technologies to meet customer demands for improved drilling performance and enhanced reservoir productivity. Our expenditures for research and development totaled $193 million in 2008, $169 million in 2007 and $149 million in 2006.

As many areas of our business rely on patents and proprietary technology, we have followed a policy of seeking patent protection both inside and outside the U.S. for products and methods that appear to have commercial significance. In the U.S., we currently have 1,182 patents issued and over 413 pending. We have 2,104 patents issued in international jurisdictions and over 1,310 pending. We amortize patents over the years expected to be benefited, ranging from 3 to 20 years.

Although in the aggregate our patents are important to the manufacturing and marketing of many of our products, we do not believe that the loss of any one of our patents would have a material adverse effect on our business.

Seasonality

Weather and natural phenomena can temporarily affect level of demand for our products and services. Spring months in Canada and winter months in the North Sea tend to negatively affect operations. In the summers of 2005 and 2008, the Gulf of Mexico suffered an unusually high number of hurricanes that adversely impacted our operations. The widespread geographical locations of our operations serve to mitigate the impact of the seasonal nature of our business.

Federal Regulation and Environmental Matters

Our operations are subject to federal, state and local laws and regulations relating to the energy industry in general and the environment in particular.

In January 2003, a subsidiary of Precision Energy Services was notified by the U.S. Environmental Protection Agency ("EPA") that it was a potentially responsible party to the Gulf Nuclear Superfund Sites in Odessa, Tavenor and Webster, Texas. Based upon the information provided, it appears we will be classified as a de minimus party. Over the last three years, we have also been named as de minimus potentially responsible party in several other state and federal governmental superfund sites and have settled all of these matters for an aggregate of approximately $50,000. In February 2008, we paid a civil penalty of $208,000 to the Federal Aviation Administration to settle a complaint regarding the improper labeling of hazardous materials (lithium batteries) that were to be shipped aboard a commercial airliner.

Our 2008 expenditures to comply with environmental laws and regulations were not material, and we currently expect the cost of compliance with environmental laws and regulations for 2009 also will not be material.

Employees

At December 31, 2008, we employed approximately 50,000 employees. Certain of our operations are subject to union contracts. These contracts cover approximately two percent of our employees. We believe that our relationship with our employees is generally satisfactory.

Forward-Looking Statements

This report, as well as other filings made by us with the Securities and Exchange Commission ("SEC"), and our releases issued to the public contain various statements relating to future results, including certain projections and business trends. We believe these statements constitute "Forward-Looking Statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions, although not all forward-looking statements contain these identifying words.

From time to time, we update the various factors we consider in making our forward-looking statements and the assumptions we use in those statements. However, we undertake no obligation to publicly update or revise any forward-looking events or circumstances that may arise after the date of this report. The following sets forth the various assumptions we use in our forward-looking statements, as well as risks and uncertainties relating to those statements. Certain of the risks and uncertainties may cause actual results to be materially different from projected results contained in forward-looking statements in this report and in our other disclosures. These risks and uncertainties include, but are not limited to, the following:

- *Global political, economic and market conditions could affect projected results.* Our operating results and the forward-looking information we provide are based on our current assumptions about oil and natural gas supply and demand, oil and natural gas prices, rig count and other market trends. Our assumptions on these matters are in turn based on currently available information, which is subject to change. The oil and natural gas industry is extremely volatile and subject to change based on political and economic factors outside our control. Worldwide drilling activity, as measured by average worldwide rig counts, increased in each year from 2002 to 2008. However, activity began declining in the fourth quarter of 2008, particularly in North America. The current global economic climate has resulted in lower demand and lower prices for oil and natural gas, which has reduced drilling and production activity and may therefore affect our future revenues and income. We cannot accurately predict how much lower commodity prices and drilling activity may go, or when they may recover. Worldwide drilling activity and global demand for oil and natural gas may also be affected by changes in governmental policies, laws and regulations related to environmental or energy security matters, including those addressing alternative energy sources and the risks of global climate change. We have assumed global demand will be down slightly in 2009 compared to 2008. In 2009, worldwide demand may be significantly weaker than we have assumed.

- *Our ability to manage our workforce could affect our projected results.* In a climate of decreasing demand, we are faced with managing our workforce levels to control costs without impairing our ability to provide service to our customers. Our forward-looking statements assume we will be able to do so.

- *Increases in the prices and availability of our raw materials could affect our results of operations.* We use large amounts of raw materials for manufacturing our products. The price of these raw materials has a significant impact on our cost of producing products for sale or producing fixed assets used in our business. We have assumed that the prices of our raw materials will remain within a manageable range and will be readily available. If we are unable to obtain necessary raw materials or if we are unable to minimize the impact of increased raw material costs or to realize the benefit of cost decreases in a timely fashion through our supply chain initiatives or pricing, our margins and results of operations could be adversely affected.

- *Our long-term growth depends upon technological innovation and commercialization.* Our ability to deliver our long-term growth strategy depends in part on the commercialization of new technology. A central aspect of our growth strategy is to improve our products and services through innovation, to obtain technologically advanced products through internal research and development and/or acquisitions, to protect proprietary technology from unauthorized use and to expand the markets for new technology by leveraging our worldwide infrastructure. The key to our success will be our ability to commercialize the technology that we have acquired and demonstrate the enhanced value our technology brings to our customers' operations. Our major technological advances include, but are not limited to, those related to controlled pressure drilling and testing systems, expandable solid tubulars, expandable sand screens and intelligent well completion. Our forward-looking statements have assumed successful commercialization of, and above-average growth from, these new products and services, as well as legal protection of our intellectual property rights.

- *Nonrealization of expected benefits from our 2002 corporate reincorporation could affect our projected results.* We currently are incorporated in Bermuda and we operate through our various subsidiaries in numerous countries throughout the world including the United States. We anticipate that, during the first quarter of 2009, we will complete a transaction in which our parent Bermuda company will become a wholly-owned subsidiary of Weatherford International Ltd., a Swiss joint-stock company, and holders of our common shares will receive one registered share of the Swiss company in exchange for each of our common shares that they hold. Consequently, we are or may become subject to changes in tax laws, treaties or regulations or the interpretation or enforcement thereof in the U.S., Bermuda, Switzerland or jurisdictions in which we or any of our subsidiaries operates or is resident. Our income tax expense is based upon our interpretation of the tax laws in effect in various countries at the time that the expense was incurred. If the U.S. Internal Revenue Service or other taxing authorities do not agree with our assessment of the effects of such laws, treaties and regulations, this could have a material adverse effect on us including the imposition of a higher effective tax rate on our worldwide earnings or a reclassification of the tax impact of our significant corporate restructuring transactions.

- *Nonrealization of expected benefits from our acquisitions could affect our projected results.* We expect to gain certain business, financial and strategic advantages as a result of business acquisitions we undertake, including synergies and operating efficiencies. Our forward-looking statements assume that we will successfully integrate our business acquisitions and realize the benefits of that. An inability to realize expected strategic advantages as a result of any acquisition would negatively affect the anticipated benefits of the acquisition.

- *The cyclical nature of or a prolonged downturn in our industry could affect the carrying value of our goodwill.* As of December 31, 2008, we had approximately $3.5 billion of goodwill. Our estimates of the value of our goodwill could be reduced in the future as a result of various factors, including market factors, some of which are beyond our control. Our forward-looking statements do not assume any future goodwill impairment. Any reduction in the fair value of our businesses may result in an impairment charge and therefore adversely affect our results.

- *Currency fluctuations could have a material adverse financial impact on our business.* A material change in currency rates in our markets could affect our future results as well as affect the carrying values of our assets. World currencies have been subject to much volatility. Our forward-looking statements assume no material impact from future changes in currency exchange rates.

- *Adverse weather conditions in certain regions could adversely affect our operations.* In the summers of 2005 and 2008, the Gulf of Mexico suffered several significant hurricanes. These hurricanes and associated hurricane threats reduced the number of days on which we and our customers could operate, which resulted in lower revenues than we otherwise would have achieved. In parts of 2006, and particularly in the second quarters of 2007 and 2008, climatic conditions in Canada were not as favorable to drilling as we anticipated, which limited our potential results in that region. Similarly, unfavorable weather in Russia and in the North Sea could reduce our operations and revenues from that area during the relevant period. Our forward-looking statements assume weather patterns in our primary areas of operations will be conducive to our operations.

- *U.S. Government and internal investigations could affect our results of operations.* We are currently involved in government and internal investigations involving various of our operations. These investigations are ongoing, and we cannot anticipate the timing, outcome or possible impact of these investigations, financial or otherwise. The governmental agencies involved in these investigations have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for violations of trading sanctions laws, the Foreign Corrupt Practices Act and other federal statutes including, but not limited to, injunctive relief, disgorgement, fines, penalties and modifications to business practices and compliance programs. In recent years, these agencies and authorities have entered into agreements with, and obtained a range of penalties against, several public corporations and individuals in similar investigations, under which civil and criminal penalties were imposed, including in some cases fines and other penalties and sanctions in the tens and hundreds of millions of dollars. Under trading sanctions laws, the Department of Justice ("DOJ") may also seek to impose modifications to business practices, including immediate cessation of all business activities in specific countries or other limitations that decrease our business, and modifications to compliance programs, which may increase compliance costs. Any injunctive relief, disgorgement, fines, penalties, sanctions or imposed modifications to business practices resulting from these investigations could adversely affect our results of operations. Additionally, during 2008, we incurred $56 million for costs in connection with our exit from sanctioned countries and $47 million for legal and professional fees incurred in connection with complying with and conducting these on-going investigations. We will have additional charges related to these matters in future periods, which costs may include labor claims, contractual claims, penalties assessed by customers, and costs, fines, taxes and penalties assessed by the local governments, but we cannot quantify those charges or be certain of the timing of them.

- *Political disturbances, war, or terrorist attacks and changes in global trade policies could adversely impact our operations.* We have assumed there will be no material political disturbances or terrorist attacks and there will be no material changes in global trade policies. Any further military action undertaken by the U.S. or other countries or political disturbances in the countries in which we conduct business could adversely affect our results of operations.

- *Current turmoil in the credit markets may reduce our access to capital or reduce the availability of financial risk-mitigation tools.* In recent quarters, the worldwide credit markets have experienced almost unprecedented turmoil and uncertainty. Our forward-looking statements assume that the financial institutions that have committed to extend us credit will honor their commitments under our credit facilities. If one or more of those institutions becomes unwilling or unable to honor its commitments, our access to liquidity could be impaired and our cost of capital to fund growth could further increase. We use interest-rate and foreign-exchange swap transactions with financial institutions to mitigate certain interest-rate and foreign-exchange risks associated with our capital structure and our business. Our forward-looking statements assume that those tools will continue to be available to us. However, the failure of any swap counter party to honor a swap agreement could reduce the availability of these financial risk-mitigation tools or could result in the loss of expected financial benefits. In response to credit market conditions and the global economic and business environment, we have undertaken measures to reduce our use of capital going forward. Our forward-looking statements assume that we will operate with lower capital expenditures in 2009 than in 2008. However, as the business climate changes and if attractive opportunities for organic or acquisitive growth become available, we may spend capital selectively above the amounts we have budgeted.

Finally, our future results will depend upon various other risks and uncertainties, including, but not limited to, those detailed in our other filings with the SEC. For additional information regarding risks and uncertainties, see our other filings with the SEC under the Securities Exchange Act of 1934, as amended, and the Securities Act of 1933, as amended, available free of charge at the SEC's website at www.sec.gov.

Item 1A. *Risk Factors*

An investment in our common shares involves various risks. When considering an investment in our company, you should consider carefully all of the risk factors described below, the matters discussed on the foregoing pages under "Business-Forward-Looking Statements", as well as other information included and incorporated by reference in this report.

We have significant operations that would be adversely impacted in the event of war, political disruption, civil disturbance, economic and legal sanctions or changes in global trade policies.

Like most multinational oilfield service companies, we have operations in certain international areas, including parts of the Middle East, North and West Africa, Latin America, the Asia Pacific region and the Commonwealth of Independent States, that are subject to risks of war, political disruption, civil disturbance, economic and legal sanctions (such as restrictions against countries that the U.S. government may deem to sponsor terrorism) and changes in global trade policies. Our operations may be restricted or prohibited in any country in which the foregoing risks occur.

In particular, the occurrence of any of these risks could result in the following events, which in turn, could materially and adversely impact our results of operations:

- disruption of oil and natural gas exploration and production activities;
- restriction of the movement and exchange of funds;
- inhibition of our ability to collect receivables;
- enactment of additional or stricter U.S. government or international sanctions; and
- limitation of our access to markets for periods of time.

We are involved in several governmental and internal investigations, which are costly to conduct, have resulted in a loss of revenue and may result in substantial financial penalties.

We are currently involved in government and internal investigations involving various of our operations. We participated in the United Nations oil-for-food program governing sales of goods and services into Iraq. The SEC has subpoenaed certain documents in connection with an investigation into our participation in the oil-for-food program. The U.S. Department of Justice is also conducting an investigation of our participation in the oil-for-food program. We are cooperating fully with these investigations. We have retained legal counsel, reporting to our audit committee, to investigate this matter. These investigations are ongoing, and we cannot anticipate the timing, outcome or possible impact of these investigations, financial or otherwise.

The U.S. Department of Commerce, Bureau of Industry & Security and the U.S. Department of Justice are investigating allegations of improper sales of products and services by us and our subsidiaries in sanctioned countries. We are cooperating fully with this investigation. We have retained legal counsel, reporting to our audit committee, to investigate this matter. This investigation is ongoing, and we cannot anticipate the timing, outcome or possible impact of the investigation, financial or otherwise.

In light of this investigation and of the current U.S. and foreign policy environment and the inherent uncertainties surrounding these countries, we decided in September 2007 to direct our foreign subsidiaries to discontinue doing business in countries that are subject to U.S. economic and trade sanctions, including Cuba, Iran, Sudan and Syria. Effective September 2007, we ceased entering into any new contracts relating to these countries and began an orderly discontinuation and winding down of our existing business in these sanctioned countries. Effective March 31, 2008, we completed our withdrawal from these countries.

With the assistance of outside counsel and in connection with U.S. government investigations and subpoenas, we are conducting investigations regarding the embezzlement of approximately $175,000 at a European subsidiary and the possible improper use of these funds, including possible payments to government officials in Europe, during the period from 2000 to 2004, and the Company's compliance with the Foreign Corrupt Practices Act and other laws worldwide. As part of these investigations, we have also uncovered potential violations of U.S. law in connection with a joint venture in Angola. These investigations are ongoing, and we cannot anticipate the timing, outcome or possible impact, if any, of the investigations, financial or otherwise. We have informed the SEC and the DOJ of these investigations, and the results of the investigations are being provided to the SEC and DOJ.

The DOJ, the SEC and other agencies and authorities have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for violations of trading sanctions laws, the Foreign

Corrupt Practices Act and other federal statutes including, but not limited to, injunctive relief, disgorgement, fines, penalties and modifications to business practices and compliance programs. In recent years, these agencies and authorities have entered into agreements with, and obtained a range of penalties against, several public corporations and individuals in similar investigations, under which civil and criminal penalties were imposed, including in some cases fines and other penalties and sanctions in the tens and hundreds of millions of dollars. Under trading sanctions laws, the DOJ may also seek to impose modifications to business practices, including immediate cessation of all business activities in specific countries or other limitations that decrease our business, and modifications to compliance programs, which may increase compliance costs. In addition, our activities in sanctioned countries, such as Sudan and Iran, could result in certain investors, such as government sponsored pension funds, divesting or not investing in our common shares. Based on available information, we cannot predict what, if any, actions the DOJ, SEC or other authorities may take in our situation or the effect any such actions may have on our consolidated financial position or results of operations. To the extent we violated U.S. export regulations, fines and other penalties may be imposed. Because these matters are now pending before the indicated agencies, there can be no assurance that actual fines or penalties, if any, will not have a material adverse affect on our business, financial condition, liquidity or results of operations.

During 2008, we incurred $56 million for costs incurred in connection with our exit from sanctioned countries and $47 million in legal and professional fees incurred in connection with complying and conducting with these on-going investigations. We will have additional charges related to these matters in future periods, which costs may include labor claims, contractual claims, penalties assessed by customers, and costs, fines, taxes and penalties assessed by the local governments, but we cannot quantify those charges or be certain of the timing of them.

Our significant operations in foreign countries expose us to currency fluctuation risks.

A portion of our net assets are located outside the U.S. and are carried on our books in local currencies. Changes in those currencies in relation to the U.S. dollar result in translation adjustments, which are reflected as accumulated other comprehensive income in the shareholders' equity section in our Consolidated Balance Sheets. We recognize remeasurement and transactional gains and losses on currencies in our Consolidated Statements of Income, which may adversely impact our results of operations. We enter into foreign currency forward contracts and other derivative instruments as an effort to reduce our exposure to currency fluctuations; however, there can be no assurance that these hedging activities will be effective in reducing or eliminating foreign currency risks.

In certain foreign countries, a component of our cost structure is denominated in a different currency than our revenues. In those cases, currency fluctuations could adversely impact our operating margins.

Uninsured claims and litigation could adversely impact our results.

In the ordinary course of business, we become the subject of various claims and litigation. We maintain insurance to cover many of our potential losses and we are subject to various self-retentions and deductibles with respect to our insurance. Although we are subject to various ongoing items of litigation, we do not believe any of our current items of litigation will result in any material uninsured losses to us. However, it is possible an unexpected judgment could be rendered against us in cases in which we could be uninsured and beyond the amounts we currently have reserved or anticipate incurring.

We currently carry a variety of insurance for our operations. We are partially self-insured for certain claims in amounts we believe to be customary and reasonable. Although we believe we maintain insurance coverage adequate for the risks of our business, our insurance may not be sufficient to cover any particular loss, or our insurance may not cover all losses. For example, while we maintain product liability insurance, this type of insurance is limited in coverage and it is possible an adverse claim could arise in excess of our coverage. Finally, insurance rates have in the past been subject to wide fluctuation, and in the current global economic environment could increase significantly in the near future. Changes in coverage, insurance markets and our industry may result in further increases in our cost and higher deductibles and retentions.

We are also subject to various federal, state and local laws and regulations relating to the energy industry in general and the environment in particular. Environmental laws have in recent years become more stringent and have generally sought to impose greater liability on a larger number of potentially responsible parties. While we are not currently aware of any situation involving an environmental claim that would be likely to have a material adverse effect on our business, it is always possible that an environmental claim with respect to one or more of our current businesses or a business or property that one of our predecessors owned or used could arise and could involve material expenditures.

Customer credit risks could result in losses.

The concentration of our customers in the energy industry may impact our overall exposure to credit risk as customers may be similarly affected by prolonged changes in economic and industry conditions. Those countries that rely heavily upon income from hydrocarbon exports will be hit particularly hard given the drop in oil prices. Further, laws in some jurisdictions in which we operate could make collection difficult or time consuming. We perform ongoing credit evaluations of our customers and do not generally require collateral in support of our trade receivables. While we maintain reserves for potential credit losses, we cannot assure such reserves will be sufficient to meet write-offs of uncollectible receivables or that our losses from such receivables will be consistent with our expectations.

The capital financing necessary to fund growth may not be available to us at economic rates.

Recent turmoil in the credit markets and the potential impact on liquidity of major financial institutions may have an adverse effect on our ability to fund growth opportunities through borrowings, under either existing or newly created instruments in the public or private markets on terms we believe to be reasonable.

A terrorist attack could have a material and adverse effect on our business.

The terrorist attacks that took place in the U.S. on September 11, 2001 and the subsequent ongoing war on terror have created many global economic and political uncertainties. The potential for future terrorist attacks, the national and international responses to terrorist attacks, and other acts of war or hostility have created many economic and political uncertainties that could adversely affect our businesses.

Changes in tax laws could adversely impact our results.

On June 26, 2002, the stockholders and Board of Directors of Weatherford International, Inc. ("Weatherford-Delaware") approved our corporate reorganization, and Weatherford International Ltd. ("Weatherford-Bermuda"), a newly formed Bermuda company, became the parent holding company of Weatherford International, Inc. We anticipate that, during the first quarter of 2009, we will complete a transaction in which Weatherford Bermuda company will become a wholly-owned subsidiary of Weatherford International Ltd., a Swiss joint-stock company ("Weatherford-Switzerland"), and holders of our common shares will receive one registered share of Weatherford Switzerland for each common share of Weatherford Bermuda that they hold. We refer to this transaction as the "redomestication." The realization of the tax benefit of this reorganization could be impacted by changes in tax laws, tax treaties or tax regulations or the interpretation or enforcement thereof or differing interpretation or enforcement of applicable law by the U.S. Internal Revenue Service or other taxing jurisdictions. The inability to realize this benefit could have a material impact on our financial statements.

The anticipated benefits of moving our principal executive offices to Switzerland may not be realized, and difficulties in connection with moving our principal executive offices could have an adverse effect on us.

In connection with the redomestication, we plan to relocate our principal executive offices from Houston, Texas to Zug, Switzerland with a branch office in Geneva, Switzerland. We expect that most of our executive officers, including our Chief Executive Officer, and other key decision makers will relocate to Switzerland. We may face significant challenges in relocating our executive offices to a different country, including difficulties in retaining and attracting officers, key personnel and other employees and challenges in maintaining principal executive offices in a country different from the country where other employees, including corporate support staff, are located. Employees may be uncertain about their future roles within our organization pending or following the completion of the redomestication. Management may also be required to devote substantial time to the redomestication and related matters, which could otherwise be devoted to focusing on ongoing business operations and other initiatives and opportunities. In addition, we may not realize the benefits we anticipate from the redomestication, including the benefit of moving to a location that is more centrally located within our area of worldwide operations. Any such difficulties could have an adverse effect on our business, results of operations or financial condition.

The rights of our shareholders will be governed by Swiss law and documents following the redomestication.

After the redomestication, the rights of our shareholders will be governed by Swiss law and Weatherford-Switzerland's articles of association and organizational regulations (the latter being analogous to bye-laws). The rights of shareholders under Swiss law may differ from the rights of shareholders of companies incorporated in other jurisdictions. For example, directors of Weatherford-Switzerland may be removed by shareholders with or without cause, but such removal requires the vote of shareholders holding at least 66⅔% of the voting rights and the absolute majority of the par value of the registered shares represented at the meeting as well as a quorum of at least two-thirds of the registered shares recorded in the share register.

We intend to hold future shareholder meetings in Switzerland, and our required quorum for those meetings may be lower.

We intend to hold future shareholders meetings, beginning with our 2009 annual meeting, in Switzerland, which may make attendance in person more difficult for some investors. For shareholders meetings for Weatherford-Switzerland for the transaction of any business other than removal of a director or certain other specified resolutions, a quorum comprises at least one-third of the registered shares recorded in the share register and entitled to vote (and at least two-thirds of the registered shares recorded in the share register and entitled to vote for the removal of directors and certain other specified resolutions).

The market for the Weatherford-Switzerland shares may differ from the market for the Weatherford-Bermuda shares, and Weatherford-Switzerland's shares may be removed as a component of certain index-based or other funds.

Following the redomestication, the shares of Weatherford-Switzerland will be listed on the NYSE under the symbol "WFT," the same symbol under which the Weatherford-Bermuda common shares are currently listed. The market price, trading volume or volatility of the Weatherford-Switzerland shares could be different than those of the Weatherford-Bermuda shares.

Weatherford-Bermuda's common shares were a component of the Standard & Poor's 500 Index and other indices before the redomestication. S&P has considered Weatherford-Bermuda and a number of other "offshore registered companies" domestic companies for purposes of inclusion in the S&P 500. On February 13, 2009, S&P announced that it would remove our shares as a component of the S&P 500. Similar issues could arise with respect to whether our shares will continue to be included as a component in other indices or funds that may impose a variety of qualifications that could be affected by the redomestication. Some institutional investors and funds that track the performance of the S&P 500 or such other indices likely will sell their shares in Weatherford and may decrease future investment in our shares, which could adversely affect the price of our shares. Any such adverse impact on the price of our shares could be magnified by the current heightened volatility in the financial markets.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. ***Properties***

Our operations are conducted in approximately 100 countries and we have manufacturing facilities and sales, service and distribution locations throughout the world. The following table describes the material facilities we owned or leased as of December 31, 2008:

Location	Facility Size (Sq. Ft.)	Property Size (Acres)	Owned/ Leased	Principal Services and Products Offered or Manufactured
North America:				
Pearland, Texas	335,360	60.64	Owned	Fishing, drilling equipment
Schriever, Louisiana	310,520	31.83	Owned	Cementation mfg. plant, well construction services
New Brighton, Minnesota	211,600	25.75	Owned	Water well and industrial screens
Nisku, Alberta, Canada	207,400	15.40	Owned	Reciprocating rod lift
Houston, Texas	173,000	18.19	Owned	Research and development
Houma, Louisiana	170,000	13.00	Owned	Cementing products
Nisku, Alberta, Canada	150,201	24.06	Owned	Drilling equipment, fishing, wireline, controlled pressure drilling and testing services
Houston, Texas	138,950	14.00	Owned	Sand screens
Woodward, Oklahoma	118,000	49.58	Leased	Reciprocating rod and hydraulic lift
Houston, Texas	115,649	6.88	Owned	Cased hole and flow control
Huntsville, Texas	112,648	20.00	Owned	Liner hangers
Kingwood, Texas	112,449	10.47	Leased	Control Systems
Houston, Texas	109,451	—	Leased	Operations center
Edmonton, Alberta, Canada	108,797	11.34	Owned	Reciprocating rod lift, progressing cavity pumps
Greenville, Texas	108,300	26.43	Owned	Reciprocating rod lift
Broussard, Louisiana	101,434	9.01	Owned	Tubular running
Latin America:				
Neuquen, Argentina	107,639	3.70	Leased	Well installation services, downhole and controlled pressure drilling and testing services, fishing, cementing, drilling equipment
Sao Leopoldo, Brazil	103,490	9.46	Owned	Progressing cavity pumps
Europe/West Africa/CIS:				
Aberdeen, Scotland	148,379	8.67	Leased	Expandable slotted tubulars
Alberton, South Africa	123,237	5.40	Owned	Conventional screen technologies
Stavanger, Norway	113,182	4.66	Leased	Downhole services, well installation services, drilling equipment, thru tubing, cementing, fishing, re-entry, well intervention, completion systems
Medias, Sibiu, Romania	110,194	3.76	Owned	Wireline services
Ploiesti, Prahova, Romania	103,113	7.97	Owned	Wireline services

Location	Facility Size (Sq. Ft.)	Property Size (Acres)	Owned/ Leased	Principal Services and Products Offered or Manufactured
Middle East/North Africa/Asia:				
Deyang, China	264,175	20.82	Owned	Pump jacks and wellhead
Hassi Messaoud, Algeria	226,849	40.20	Owned	Fishing, liner hangers, controlled pressure drilling and testing services
Singapore, Singapore	160,170	2.33	Leased	Fishing, re-entry and decommissioning drilling tools and services, production operations and systems
Awjila, Libya	165,980	27.67	Leased	Warehouse and service
Batanm Riau, Indonesia	126,584	—	Leased	Storage yard
Egypt, Maadi, Cairo	122,708	2.81	Leased	Machine shop, pipe yard, repair center and warehouse
Corporate:				
Houston, Texas	254,224	—	Leased	Corporate offices

Item 3. *Legal Proceedings*

In the ordinary course of business, we become the subject of various claims and litigation. We maintain insurance to cover many of our potential losses, and we are subject to various self-retention limits and deductibles with respect to our insurance.

See "Item 1. Business — Other Business Data — Federal Regulation and Environmental Matters", which is incorporated by reference into this item.

See "Item 1A. Risk Factors — We are involved in several governmental and internal investigations, which are costly to conduct, have resulted in a loss of revenue and may result in substantial financial penalties", which is incorporated by reference into this item.

Although we are subject to various ongoing items of litigation, we do not believe any of the items of litigation to which we are currently subject will result in any material uninsured losses to us. It is possible, however, an unexpected judgment could be rendered against us in the cases in which we are involved that could be uninsured and beyond the amounts we currently have reserved.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of shareholders of the Company during the fourth quarter of the year ended December 31, 2008.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities***

Our common shares are traded on the New York Stock Exchange under the symbol "WFT." As of February 20, 2009, there were 2,811 shareholders of record. Additionally, there were 72 stockholders of Weatherford International, Inc. as of the same date who had not yet exchanged their shares. The following table sets forth, for the periods indicated, the range of high and low sales prices per common share as reported on the New York Stock Exchange. During 2008, our Board of Directors approved a two-for-one split of our common shares. All prices have been restated to reflect this stock split.

	Price	
	High	**Low**
Year ending December 31, 2008		
First Quarter	$36.82	$25.91
Second Quarter	49.98	34.96
Third Quarter	49.76	22.26
Fourth Quarter	24.69	7.75
Year ending December 31, 2007		
First Quarter	$23.51	$17.95
Second Quarter	29.52	22.52
Third Quarter	35.50	24.31
Fourth Quarter	36.11	28.18

On February 20, 2009, the closing sales price of our common shares as reported by the New York Stock Exchange was $10.01 per share. We have not declared or paid cash dividends on our common shares since 1984.

On October 1, 2008 we sold 959,264 of our common shares and on November 25, 2008 we sold 5,646,772 of our common shares, both in connection with acquisitions. These shares were sold to the shareholders of the acquired companies as consideration for the shares of the acquired companies. These sales of our common shares were exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) of that act and pursuant to Regulation D and Regulation S promulgated under that act as a non-public sale to accredited investors and/or to non-U.S. persons outside the United States.

In December 2005, our Board of Directors approved a share repurchase program under which we can spend up to $1 billion to repurchase outstanding common shares. Future purchases of our shares can be made in the open market or privately negotiated transactions, at the discretion of management and as market conditions warrant. As of December 31, 2008, we have $205 million available under this authorization to repurchase shares. During the quarter ended December 31, 2008, no shares were repurchased.

In addition, under our restricted share plan, employees may elect to have us withhold common shares to satisfy minimum statutory federal, state and local tax withholding obligations arising on the vesting of restricted stock awards and exercise of options. When we withhold these shares, we are required to remit to the appropriate taxing authorities the market price of the shares withheld, which could be deemed a purchase of the common shares by us on the date of withholding.

During the quarter ended December 31, 2008, we withheld common shares to satisfy these tax withholding obligations as follows:

Period	**No. of Shares**	**Average Price**
October 1-October 31, 2008	9,959	$20.00
November 1-November 30, 2008	8,997	14.21
December 1-December 31, 2008	9,184	9.60

Information concerning securities authorized for issuance under equity compensation plans is set forth in Part III of this report under "Item 12(d). Security Authorized for Issuance Under Equity Compensation Plans," which is incorporated by reference into this Item.

Performance Graph

This graph compares the yearly cumulative return on our common shares with the cumulative return on the Dow Jones U.S. Oil Equipment & Services Index and the Dow Jones U.S. Index for the last five years. The graph assumes the value of the investment in the Company's common shares and each index was $100 on December 31, 2003. The stockholder return set forth below is not necessarily indicative of future performance. The following graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that Weatherford specifically incorporates it by reference into such filing.

Comparison of Five Year Total Return



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350
300
250
200
150
100
50
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Weatherford International Ltd.
Dow Jones U.S. Oil Equipment and Services Index
Dow Jones U.S. Index
2003
2004
2005
2006
2007
2008

Item 6. *Selected Financial Data*

The following table sets forth certain selected historical consolidated financial data and should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data", both contained in this report. The following information may not be indicative of our future operating results. The information presented has been restated to reflect our 2008 two-for-one stock split.

	Year Ended December 31,				
	2008	2007	2006	2005(a)	2004(b)
	(In thousands, except per share amount)				
Statements of Operations Data:					
Revenues	$ 9,600,564	$ 7,832,062	$ 6,578,928	$4,333,227	$3,131,774
Operating Income	1,978,549	1,624,336	1,354,687	570,598	402,995
Income From Continuing Operations	1,366,831	1,091,975	906,106	470,095	337,969
Basic Earnings Per Share From Continuing Operations	2.00	1.61	1.31	0.78	0.63
Diluted Earnings Per Share From Continuing Operations	1.96	1.57	1.28	0.74	0.59
Balance Sheet Data:					
Total Assets	$16,476,513	$13,190,957	$10,139,248	$8,580,304	$5,543,482
Long-term Debt	4,564,255	3,066,335	1,564,600	632,071	1,404,431
Shareholders' Equity	8,285,648	7,406,719	6,174,799	5,666,817	3,313,389
Cash Dividends Per Share	—	—	—	—	—

(a) In August 2005, we acquired Precision Energy Services and Precision Drilling International for $943 million in cash and 104 million Weatherford common shares. In connection with the acquisition we recorded exit and restructuring charges of $114 million, $79 million, net of tax. In December 2005, we recorded a $115 million gain on the sale of our remaining shares of Universal common stock with no related income tax impact.

(b) In 2004, we recorded a $78 million gain on the sale of Universal common stock. There was no income tax impact related to the sale.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Our Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") begins with an executive overview which, provides a general description of our company today, a synopsis of industry market trends, insight into management's perspective of the opportunities and challenges we face and our outlook for 2009. Next, we analyze the results of our operations for the last three years, including the trends in our business. Then we review our cash flows and liquidity, capital resources and contractual commitments. We conclude with an overview of our critical accounting judgments and estimates and a summary of recently issued accounting pronouncements.

The following discussion should be read in conjunction with our Consolidated Financial Statements and Notes thereto included in "Item 8. Financial Statements and Supplementary Data." Our discussion includes various forward-looking statements about our markets, the demand for our products and services and our future results. These statements are based on certain assumptions we consider reasonable. For information about these assumptions, you should refer to the section entitled "Item 1. Business — Forward-Looking Statements."

Overview

General

We provide equipment and services used for drilling, completion and production of oil and natural gas wells throughout the world. We conduct operations in approximately 100 countries and have service and sales locations in nearly all of the oil and natural gas producing regions in the world. Our offerings include drilling services, well construction services, wireline services, fishing and intervention services, completion systems and all forms of artificial lift.

Our operational performance is segmented and reviewed on a geographic basis and we report the following regions as separate, distinct reporting segments (1) North America, (2) Latin America, (3) Europe/West Africa/CIS and (4) Middle East/North Africa/Asia.

Industry Trends

Changes in the current price and expected future prices of oil and natural gas influence the level of energy industry spending. Changes in expenditures result in an increased or decreased demand for our products and services. Rig count is an indicator of the level of spending for the exploration for and production of oil and natural gas reserves.

The following chart sets forth certain statistics that reflect historical market conditions:

	WTI Oil(1)	Henry Hub Gas(2)	North American Rig Count(3)	International Rig Count(3)
2008	$44.60	$5.62	2,143	1,175
2007	95.98	7.48	2,171	1,122
2006	61.05	6.30	2,178	1,029

(1) Price per barrel as of December 31 — *Source:* Thomson Reuters

(2) Price per MM/BTU as of December 31 — *Source:* Thomson Reuters

(3) Average rig count for December — *Source:* Baker Hughes Rig Count and other third-party data

Oil prices decreased during 2008, ranging from a low of $33.87 per barrel in December to a high of $145.29 per barrel early in July. Natural gas prices also decreased, ranging from a low of $5.29 MM/BTU near the end of December to a high of $13.58 MM/BTU in early July. In the fourth quarter of 2008, oil and natural gas prices experienced significant declines due to the recent economic downturn reaching $44.60 per barrel and $5.62 MM/BTU as of December 31, 2008. Factors influencing oil and natural gas prices during the period include hydrocarbon inventory levels, realized and expected economic growth, realized and expected levels of hydrocarbon demand, levels of spare production capacity within the Organization of Petroleum Exporting Countries ("OPEC"), weather and geopolitical uncertainty.

According to a recent study by Barclays Capital, 2008 international exploration and production expenditures are estimated to have increased 33% over 2007 levels while expenditures in North America are estimated to have increased 23% over the same period. Exploration and production expenditures during 2009 are anticipated to decrease 12%, with the North America market driving a significant portion of this decrease. The decrease is in response to the significant decline in commodity prices, constrained cash flow and tight credit markets.

Opportunities and Challenges

The nature of our industry offers many opportunities and challenges. The cyclicality of the energy industry impacts the demand for our products and services. Certain of our products and services, such as our drilling and evaluation services, well installation services and well completion services, depend on the level of exploration and development activity and the completion phase of the well life cycle. Other products and services, such as our production optimization and artificial lift systems, are dependent on production activity. We have created a long-term strategy aimed at growing our businesses, servicing our customers, and most importantly, creating value for our shareholders. The success of our long-term strategy will be determined by our ability to manage effectively any industry cyclicality, respond to industry demands and successfully maximize the benefits from our acquisitions.

Outlook

We believe the long-term outlook for our businesses is favorable. We believe that decline rates, a measure of the fall in production from a well over time, are accelerating. We also believe that there has been, and will continue to be, a deterioration in the quality of incremental hydrocarbon formations that our customers develop and that these formations will require more of our products and services than higher quality formations. As decline rates accelerate and reservoir productivity complexities increase, our clients will face growing challenges securing desired rates of production growth. The acceleration of decline rates and the increasing complexity of the reservoirs increase our customers' requirements for technologies that improve productivity and efficiency and for our products and services. These phenomena provide us with a positive outlook over the longer term.

Looking into 2009, the near-term outlook is more difficult to assess given the dramatically weakened picture of the global economy stemming from a severe dislocation in credit markets and money flows around the world. Climate, natural gas storage levels and commodity prices, as well as expectations for the U.S. economy, will dictate the level of oilfield service activity in North America for 2009. While these factors are difficult to predict with any certainty over short periods of time, we anticipate a significant pull back in North American average rig activity compared to 2008 levels principally due to existing natural gas storage levels, lower natural gas prices and a dampened prognosis for the U.S. economy. We believe we are prepared for this decline and intend to adjust our cost structure in North America to be more in-line with the near-term activity prognosis.

We also expect international rig activity to decrease in 2009 as compared to 2008. However, we anticipate the decrease to be less severe than North America given that international spending is driven by major and national oil companies, which take a longer-term view and therefore respond less quickly to short-term changes in commodity prices.

We expect all of our growth in 2009 will come out of the international markets. While it is difficult to predict exact growth rates given the current fluid economic conditions and volatility, we expect our international markets combined growth rate for 2009 to be in the double digits. We expect North Africa, Middle East, China and Central Europe to show the largest year-on-year growth in the Eastern Hemisphere. In Latin America, we anticipate our larger growth improvements stemming from Brazil and Mexico.

Pricing. During 2008, overall pricing trended upwards, concurrently with raw material and labor cost inflation. Pricing in the U.S. and Canada is showing weakness with rigs, tubulars and stimulation showing the strongest pressures. With a pull back in activity in North America, we would expect pricing in general to come under pressure, with the magnitude dependant upon the extent to which activity declines. In the international markets, pricing is softening where and when contractual terms come to renewal time. Requests by clients to renegotiate existing contracts are yielding more modest price erosion with significant differences between international regions.

Overall, the level of improvements for our businesses for 2009 will continue to depend heavily on our ability to further penetrate existing markets with our younger technologies and to successfully introduce these technologies to new markets. The recruitment, training and retention of personnel will also be a critical factor in growing our businesses. The continued strength of the industry will be highly dependent on many external factors, such as world economic and political conditions, member country quota compliance within OPEC and weather conditions. The extreme volatility of our markets makes predictions regarding future results difficult.

Results of Operations

The following charts contain selected financial data comparing our consolidated and segment results from operations for 2008, 2007 and 2006. The information presented has been restated to reflect our 2008 two-for-one stock split.

	Year Ended December 31,		
	2008	2007	2006
	(In thousands, except percentages and per share data)		
Revenues:			
North America	$4,460,147	$3,937,456	$3,672,630
Middle East/North Africa/Asia	2,391,520	1,823,769	1,352,758
Europe/West Africa/CIS	1,539,190	1,188,519	827,343
Latin America	1,209,707	882,318	726,197
	9,600,564	7,832,062	6,578,928
Operating Income (Expense):			
North America	1,125,199	1,013,088	1,040,647
Middle East/North Africa/Asia	561,012	416,263	279,953
Europe/West Africa/CIS	382,772	293,846	171,798
Latin America	277,094	203,211	133,027
Research and Development	(192,659)	(169,317)	(149,429)
Corporate	(135,012)	(101,968)	(95,106)
Exit and Restructuring	(39,857)	(30,787)	(26,203)
	1,978,549	1,624,336	1,354,687
Interest Expense, Net	(243,679)	(171,281)	(102,560)
Other, Net	(44,956)	(8,569)	(13,218)
Effective Tax Rate	17.1%	23.0%	25.9%
Income from Continuing Operations per Diluted Share	$ 1.96	$ 1.57	$ 1.28
Loss from Discontinued Operation per Diluted Share	(0.02)	(0.03)	(0.02)
Net Income per Diluted Share	1.94	1.54	1.26
Depreciation and Amortization	731,808	606,226	482,948

Revenues

The following chart contains consolidated revenues by product line for 2008, 2007 and 2006

	Year Ended December 31,		
	2008	2007	2006
Artificial Lift Systems	17%	18%	18%
Drilling Services	16	15	15
Well Construction	15	16	15
Drilling Tools	11	12	12
Completion Systems	10	10	10
Wireline	8	8	10
Re-entry & Fishing	7	8	8
Stimulation & Chemicals	7	6	6
Integrated Drilling	6	5	5
Pipeline & Specialty Services	3	2	1
Total	100%	100%	100%

Consolidated revenues increased $1,769 million, or 23%, in 2008 as compared to 2007. Our businesses continued to benefit from increasing market activity and share gains during 2008. Approximately 70% of our revenue growth was derived from outside of North America. International revenues increased $1,246 million, or 32%, in 2008 as compared to 2007, which outpaced the 8% increase in average international rig count over the comparable period and is consistent with international growth trends we experienced in the prior year. Revenues from our drilling services, well construction, artificial lift systems and integrated drilling product lines were strong contributors to the year-over-year increase.

Consolidated revenues increased $1,253 million, or 19%, in 2007 as compared to 2006. Approximately 79% of our revenue growth was derived from outside of North America. International revenues increased $988 million, or 34%, in 2007 as compared to 2006. This increase outpaced the 8% increase in average international rig count over the comparable period. Revenues from our drilling services, well construction and artificial lift product lines were strong contributors to the year-over-year increase.

Operating Income

Consolidated operating income increased $354 million, or 22%, in 2008 as compared to 2007. Our operating segments contributed $420 million of incremental operating income during 2008 as compared to 2007. This incremental gain was partially offset by an increase in corporate and research and development expenditures of $57 million over 2007 and an increase in exit and restructuring costs of $9 million. The increase in corporate and research and development expenses was primarily attributable to higher employee compensation costs.

Consolidated operating income for 2007 increased $270 million, or 20%, as compared to 2006. The increase was primarily the result of a $301 million increase in operating income from our segments during 2007 as compared to 2006, which was partially offset by an increase in corporate and research and development expenditures of $27 million over 2006.

We incurred exit and restructuring charges during 2008 of $40 million, which was comprised of $56 million for costs incurred in connection with our withdrawal from sanctioned countries, $47 million incurred in connection with our on-going investigations by the U.S. government and $18 million for severance costs incurred associated with restructuring activities. These charges were partially offset by an $81 million gain recognized in the second quarter of 2008 as a result of selling our 50% interest in a subsidiary we control to Qatar Petroleum for cash consideration of $113 million.

During 2007, we incurred exit and restructuring charges of $31 million which was comprised of $17 million in severance charges associated with restructuring activities and $14 million for legal and professional fees incurred in connection with our on-going investigations by the U.S. government. During 2006, we incurred exit and restructuring charges of $26 million, primarily due to severance charges related to restructuring activities.

Interest Expense, Net

Interest expense increased $72 million, or 42%, in 2008 compared to 2007. The increase in interest expense was primarily attributable to an overall increase in our long-term debt balance during the periods. We issued $1.5 billion in senior notes in June 2007 and an additional $1.5 billion of senior notes in March 2008. This increase was partially offset by lower weighted average short-term borrowing rates during 2008 as compared to 2007. The incremental borrowings added during the current year were used to fund capital expenditures and to fund our current year acquisitions.

Interest expense increased $69 million, or 67%, in 2007 as compared to 2006. The increase in interest expense was primarily attributable to an overall increase in our long-term debt combined with higher effective interest rates associated with the long-term debt. We issued $0.6 billion in senior notes in August 2006 and an additional $1.5 billion of senior notes in June 2007. The incremental borrowings added during 2007 were used to fund capital expenditures, to fund acquisitions and to fund our acquisition of shares under our share repurchase program.

Other Expense, Net

Other expense, net increased $36 million, from $9 million in 2007 to $45 million in 2008. The increase was almost entirely attributable to foreign currency exchange losses incurred as the result of the weakening of foreign currencies against the U.S. dollar, particularly in the latter half of 2008.

Income Taxes

Our effective tax rates were 17.1% in 2008, 23.0% in 2007 and 25.9% in 2006. The decrease in our effective tax rate during 2008 and 2007 as compared to 2007 and 2006, respectively, was due to benefits realized from the refinement of our international tax structure and changes in our geographic earnings mix.

During 2008, we recorded a benefit of approximately $100 million related to foreign taxes paid that will be used to reduce our future United States tax liability.

Segment Results

North America

North America revenues increased $523 million, or 13%, in 2008 as compared to 2007 and outpaced a 7% increase in rig count over the comparable period. Revenues grew across all product lines, with artificial lift systems, drilling services and stimulation & chemicals product lines being the strongest contributors to the year-over-year increase.

Operating income increased $112 million, or 11%, from $1,013 million in 2007 to $1,125 million in 2008. Operating margins declined slightly to 25% in 2008 compared to 26% in 2007.

North America revenues increased $265 million, or 7%, in 2007 as compared to 2006. The increase in North America revenues was entirely attributable to the U.S. where the average rig count increased 7% over the same period. Our Canadian revenues decreased approximately 15% in 2007 as compared to 2006, which reflected the deterioration in drilling activity in the region. Canadian rig count over the comparable period decreased 27%. Revenues from our artificial lift, well construction, stimulation & chemicals and drilling services product lines were the strongest contributors to the year-over-year increase.

Operating income decreased $28 million, or 3%, from $1,041 million in 2006 to $1,013 million in 2007. Operating margins were 26% in 2007 compared to 28% in 2006. The decline in operating income and margin was the result of the adverse conditions experienced in the Canadian market during 2007, particularly in our services businesses which typically contribute higher margins.

Middle East/North Africa/Asia

Revenues in our Middle East/North Africa/Asia segment increased $568 million, or 31%, in 2008 as compared to 2007. This region contributed approximately 32% of our total revenue growth for 2008 and exceeded the average rig count increase of 6% for this region over the comparable period. Revenues from our drilling services and integrated drilling product lines were among the strongest contributors to the year-over-year increase.

Operating income increased $145 million, or 35%, from $416 million in 2007 to $561 million in 2008. Operating margins were 23% in both 2008 and 2007.

Revenues in our Middle East/North Africa/Asia segment increased $471 million, or 35%, in 2007 as compared to 2006. This region contributed approximately 38% of our total revenue growth for 2007 and exceeded the average rig count increase of 9% for this region over the comparable period. Revenues from our drilling services, re-entry & fishing and well construction product lines were among the strongest contributors to the year-over-year increase.

Operating income increased $136 million, or 49%, from $280 million in 2006 to $416 million in 2007. Operating margins were 23% in 2007 compared to 21% in 2006. The increase in operating income and margins was due to the incremental revenues generated during the current period to cover our fixed cost base.

Europe/West Africa/CIS

Revenues in our Europe/West Africa/CIS segment increased $351 million, or 30%, in 2008 as compared to 2007. The region contributed approximately 20% of our total revenue growth for 2008 and exceeded the 20% increase in average rig count in the region over the comparable period. Revenues from our well construction and drilling services product lines were the strongest contributors to the year-over-year increase.

Operating income increased $89 million, or 30%, from $294 million in 2007 to $383 million in 2008. Operating margins were 25% in both 2008 and 2007.

Revenues in our Europe/West Africa/CIS segment increased $361 million, or 44%, in 2007 as compared to 2006. The region contributed approximately 29% of our total revenue growth for 2007 and exceeded the 1% increase in average rig count in the region over the comparable period. Revenues from our well construction, drilling services and completion systems product lines were the strongest contributors to the year-over-year increase.

Operating income increased $122 million, or 71%, from $172 million in 2006 to $294 million in 2007. Operating margins were 25% in 2007 compared to 21% in 2006. This year-over-year improvement in operating income and margins was primarily the result of higher revenues during the current year absorbing the region's fixed cost base. In addition, 2007 operating results includes our share in earnings from our equity investment in a Russian joint venture acquired in June 2007.

Latin America

Revenues in our Latin America segment increased $327 million, or 37%, in 2008 as compared to 2007. The region contributed approximately 19% of our total revenue growth for 2008 and outpaced the 8% increase in Latin American rig count over the comparable period. Revenues from our drilling services, completion systems, artificial lift systems and integrated drilling service lines were the strongest contributors to the year-over-year increase.

Operating income increased $74 million, or 36%, from $203 million in 2007 to $277 million in 2008. Operating margins were 23% in both 2008 and 2007.

Revenues in our Latin America segment increased $156 million, or 21%, in 2007 as compared to 2006. This increase outpaced the 10% increase in Latin American rig count over the comparable period. Revenues from our artificial lift, drilling tools and drilling services service lines were the strongest contributors to the year-over-year increase.

Operating income increased $70 million, or 53%, from $133 million in 2006 to $203 million in 2007. Operating margins were 23% in 2007 compared to 18% in 2006. The increase in operating income and margins was primarily attributable to the incremental revenues generated during the current year to cover our fixed cost base.

Discontinued Operation

Our discontinued operation consists of our oil and gas development and production company. We had losses from our discontinued operation, net of taxes, of $13 million, $21 million and $10 million for the years ended 2008, 2007 and 2006, respectively.

In June 2007, we approved a plan to sell our oil and gas development and production business. We finalized the divestiture of the business in June 2008. The 2008 loss includes charges of approximately $21 million associated with a settlement of a legal dispute regarding the business. These charges were partially offset by an $11 million gain, net of taxes, recognized upon the finalization of the divestiture. The 2007 loss includes approximately $17 million, net of tax, for asset impairment charges related to write-downs of the operation's U.S. properties. In addition, the we completed the sale of the operation's international properties in November 2007 and recorded a gain of approximately $5 million, net of tax, in connection with the sale.

Equity Investment Acquisition

We acquired a 33% ownership interest in Premier Business Solutions ("PBS") in June 2007 for approximately $330 million. PBS conducts business in Russia and is the world's largest electric submersible pump manufacturer by volume. In January 2008, we sold our electrical submersible pumps product line to PBS and received a combination of cash and an additional equity investment in PBS in consideration of the sale. This transaction increased our ownership percentage to approximately 40%.

Liquidity and Capital Resources

Sources of Liquidity

Our sources of liquidity include current cash and cash equivalent balances, cash generated from operations, and committed availabilities under bank lines of credit. We also historically have accessed banks for short-term loans from uncommitted borrowing arrangements and the capital markets with debt, equity and convertible offerings. We maintain a shelf registration statement covering the future issuance of various types of debt and equity securities.

Committed Borrowing Facilities

We maintain a $1.5 billion revolving credit agreement with a syndicate of banks. In March 2008, we entered into an additional $250 million revolving credit facility. These facilities allow for a combination of borrowings, support for our commercial paper program and issuances of letters of credit and both mature in May 2011. In October 2008, we entered into an additional $550 million in revolving credit facilities. These facilities allow for a combination of borrowings and issuances of letter of credits and mature in October 2009. The weighted average interest rate on outstanding borrowings of these facilities at December 31, 2008, was 0.9%.

Our committed borrowing facilities require us to maintain a debt-to-capitalization ratio of less than 60% and contains other covenants and representations customary for an investment-grade commercial credit. Our debt-to-capitalization ratio was 41% at December 31, 2008, which is in compliance with these covenants. The following is a recap of our availability under our committed borrowing facilities at December 31, 2008 (in millions):

Facilities	$2,300
Less uses of facility:	
Amount drawn	1,068
Commercial paper	128
Letters of credit	53
Availability	$1,051

Commercial Paper

We have a $1.5 billion commercial paper program under which we may from time to time issue short-term, unsecured notes. Our commercial paper issuances are supported by our committed borrowing facilities. The weighted average interest rate related to outstanding commercial paper issuances at December 31, 2008 was 1.3%.

Cash Requirements

During 2009, we anticipate our cash requirements will include working capital needs and capital expenditures and may include opportunistic business acquisitions. We anticipate funding these requirements from cash generated from operations and, if necessary, from availability under our committed borrowing facilities.

Capital expenditures during the year ended December 31, 2008 were approximately $2.3 billion, net of proceeds from tools lost down hole. We project our capital expenditures for 2009 will be approximately $1.2 billion. We are projecting lower capital expenditures for the coming year as we adjust our spending to reflect slower growth in the current downward cycle of our industry.

From time to time we acquire businesses or technologies or enter into joint ventures to increase our range of products and services, expand our geographic scope or otherwise enhance to our businesses. During the year ended December 31, 2008, we used approximately $800 million in cash for business and technology acquisitions. Consideration for 2008 acquisitions also included the issuance of approximately eight million shares valued at approximately $130 million. From time to time we also divest of businesses when we believe they are no longer core to our long-term growth strategy or when combining those businesses with a joint venture partner presents a strategic opportunity to us. In 2008, we generated $297 million in cash on sales of businesses, including the sale of a 50% interest in a subsidiary we control to Qatar Petroleum, the sale of our electrical submersible pumps business to a joint venture in which we hold an equity interest and divestiture of non-core businesses.

In December 2005, our Board of Directors approved a share repurchase program under which we can spend up to $1.0 billion to repurchase outstanding common shares. We may from time to time repurchase our common shares depending upon the price of our common shares, our liquidity and other considerations. As of December 31, 2008, we have $205 million remaining availability under this share repurchase program. During the year ended December 31, 2008, no shares were repurchased.

Contractual Obligations

The following summarizes our contractual obligations and contingent commitments by period. The obligations we pay in future periods may vary from those reflected here due to certain assumptions including the duration of our obligations and anticipated actions by third parties.

	Payments Due by Period				
Obligations and Commitments	**2009**	**2010 and 2011**	**2012 and 2013**	**Thereafter**	**Total**
			(In millions)		
Short-term debt	$1,240	$ —	$ —	$ —	$ 1,240
Long-term debt(a)	11	359	1,352	2,852	4,574
Interest on long-term debt	279	555	433	2,505	3,772
Noncancellable operating leases	111	84	42	115	352
Purchase obligations	327	1	—	—	328
Total contractual obligations	$1,968	$999	$1,827	$5,472	$10,266

(a) Amounts represent the expected cash payments for our total debt and do not include any unamortized discounts or deferred gains on terminated interest rate swap agreements.

Due to the uncertainty with respect to the timing of future cash flows associated with our unrecognized tax benefits at December 31, 2008, we are unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authorities. Therefore, unrecognized tax benefits, including interest and penalties of $59 million have been excluded from the contractual obligations table above.

We have defined benefit pension plans covering certain of our U.S. and international employees that provide various pension benefits. During 2008, we contributed $15 million towards those plans, and for 2009, we anticipate funding approximately $10 million through cash flows from operating activities.

Senior Notes

In January 2009, we completed a $1.25 billion long-term debt offering comprised of (i) $1 billion of 9.625% Senior Notes due in 2019 ("9.625% Senior Notes") and (ii) $250 million of 9.875% Senior Notes due in 2039 ("9.875% Senior Notes"). Net proceeds of $1.23 billion were used to repay short-term borrowings and for general corporate purposes. Interest on the notes is due semi-annually on March 1 and September 1 of each year. As the interest rates on the 9.625% Senior Notes and 9.875% Senior Notes are higher than the rates of the short-term borrowings that we repaid, we anticipate that our interest expense in 2009 will be significantly higher than in 2008.

In March 2008, we completed a $1.5 billion long-term debt offering comprised of (i) $500 million of 5.15% Senior Notes due in 2013 ("5.15% Senior Notes"), (ii) $500 million of 6.00% Senior Notes due 2018

("6.00% Senior Notes") and (iii) $500 million of 7.00% Senior Notes due 2038 ("7.00% Senior Notes"). Net proceeds of $1.47 billion were used to repay short-term borrowings and for general corporate purposes, including capital expenditures and business acquisitions. Interest on these notes is due semi-annually on March 15 and September 15 of each year.

In June 2007, we completed a $1.5 billion long-term debt offering comprised of (i) $600 million of 5.95% senior notes due 2012 ("5.95% Senior Notes"), (ii) $600 million of 6.35% senior notes due 2017 ("6.35% Senior Notes") and (iii) $300 million of 6.80% senior notes due 2037 ("6.80% Senior Notes"). Net proceeds of approximately $1.49 billion were used to repay outstanding borrowings on our commercial paper program and for general corporate purposes. Interest on these notes are due payable semi-annually on June 15 and December 15 of each year.

In August 2006, we completed an offering of $600 million senior notes at a coupon rate of 6.50% ("6.50% Senior Notes") with a maturity in August 2036. Net proceeds of approximately $590 million were used to partially repay outstanding borrowings on our commercial paper program. Interest on the notes is payable semi-annually in arrears on February 1 and August 1 of each year.

In May 2006, the stated maturity date, we repaid in full the outstanding $200 million of 7.25% Senior Notes plus all accrued interest.

In February 2006, we completed an offering of $350 million of 5.50% senior notes due 2016 ("5.50% Senior Notes"). Interest on the notes is payable semi-annually in arrears on February 15 and August 15 of each year. Net proceeds from the offering were approximately $345 million and were used to reduce borrowings on our commercial paper program.

Interest Rate Swaps

Upon completion of the long-term debt offering in March 2008, the Company entered into interest rate swap agreements on an aggregate notional amount of $500 million against its 5.15% Senior Notes. These agreements were terminated in December 2008. As a result of these terminations, we received cash proceeds, net of accrued interest, of $12 million. The gain associated with this interest rate swap termination has been deferred and will be amortized over the remaining term of the 5.15% Senior Notes. As of December 31, 2008 and 2007, we had net unamortized gains of $21 million and $12 million, respectively, associated with our interest rate swap terminations.

Other Derivative Instruments

As of December 31, 2008 and 2007, we had several foreign currency forward contracts with notional amounts aggregating $503 million and $682 million, respectively, which were entered into to hedge exposure to currency fluctuations in various foreign currencies, including, but not limited to, the British pound sterling, the Canadian dollar, the euro and the Norwegian krone. The total estimated fair value of these contracts at December 31, 2008 resulted in a liability of approximately $2 million and at December 31, 2007 resulted in an asset of approximately $2 million. These derivative instruments were not designated as hedges and the changes in fair value of the contracts are recorded each period in current earnings.

In addition, after the closing of the acquisition of Precision Energy Services and Precision Drilling International, we entered into a series of cross-currency swaps between the U.S. dollar and Canadian dollar to hedge certain exposures to the Canadian dollar created as a result of the acquisition. At December 31, 2008 and 2007, we had notional amounts outstanding of $280 million and $364 million, respectively. The total estimated fair value of these contracts at December 31, 2008 and 2007 resulted in an asset of $1 million and a liability of $74 million, respectively. These derivative instruments were not designated as hedges and the changes in fair value of the contracts are recorded each period in current earnings.

Warrant

On February 28, 2002, we issued Shell Technology Ventures Inc. a warrant to purchase up to 12.9 million common shares at a price of $15.00 per share. Effective July 12, 2006, this agreement was amended and restated to reflect, among other things, changes in our capital structure. The warrant remains exercisable until February 28,

2012 and is subject to adjustment for changes in our capital structure or the issuance of dividends in cash, securities or property. Upon exercise by the holder, settlement may occur through physical delivery, net share settlement, net cash settlement or a combination of those methods. The net cash settlement option upon exercise is at our sole discretion. In addition, the amended and restated warrant no longer contains a conversion feature, which previously allowed the warrant holder to convert the warrant into common shares. The amendment did not affect the accounting or classification of the warrant.

Off Balance Sheet Arrangements

Guarantees

The following obligations of Weatherford International, Inc. ("Issuer") were guaranteed by Weatherford International Ltd. ("Parent") as of December 31, 2008: (i) the 6.625% Senior Notes, (ii) the 5.95% Senior Notes, (iii) the 6.35% Senior Notes, and (iv) the 6.80% Senior Notes.

The following obligations of the Parent were guaranteed by the Issuer as of December 31, 2008: (i) the revolving credit facilities, (ii) the 4.95% Senior Notes, (iii) the 5.50% Senior Notes, (iv) the 6.50% Senior Notes, (v) the 5.15% Senior Notes, (vi) the 6.00% Senior Notes, (vii) the 7.00% Senior Notes and (viii) issuances of notes under the commercial paper program.

Letters of Credit

We execute letters of credit in the normal course of business. While these obligations are not normally called, these obligations could be called by the beneficiaries at any time before the expiration date should we breach certain contractual or payment obligations. As of December 31, 2008, we had $273 million of letters of credit and bid and performance bonds outstanding, consisting of $220 million outstanding under various uncommitted credit facilities and $53 million letters of credit outstanding under our committed facilities. If the beneficiaries called these letters of credit, the called amount would become an on-balance sheet liability, and our available liquidity would be reduced by the amount called.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operation is based upon our consolidated financial statements. We prepare these financial statements in conformity with U.S. generally accepted accounting principles. As such, we are required to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. We base our estimates on historical experience, available information and various other assumptions we believe to be reasonable under the circumstances. On an on-going basis, we evaluate our estimates; however, actual results may differ from these estimates under different assumptions or conditions. The accounting policies we believe require management's most difficult, subjective or complex judgments and are the most critical to our reporting of results of operations and financial position are as follows:

Business Combinations and Goodwill and Indefinite-Lived Intangible Assets

Goodwill and intangible assets acquired in connection with business combinations represent the excess of consideration over the fair value of tangible net assets acquired. Certain assumptions and estimates are employed in determining the fair value of assets acquired, the fair value of liabilities assumed, as well as in determining the allocation of goodwill to the appropriate reporting unit.

We perform an impairment test for goodwill and indefinite-lived intangible assets annually as of October 1, or earlier if indicators of potential impairment exist. In addition, we updated our goodwill impairment test in December 2008 as a result of a decline in our share price experienced during the fourth quarter. Our goodwill impairment test involves a comparison of the fair value of each of our reporting units with their carrying value. Our reporting units are based on our regional structure and consist of the United States, Canada, Latin America, Europe, West Africa, Russia/CIS, Middle East/North Africa and Asia Pacific. Our impairment test for indefinite-lived intangible assets involves the comparison of the fair value of the intangible asset and its carrying value. The fair value is determined using discounted cash flows using a discount rate adjusted for the credit risk of the regional reporting unit tested. Certain estimates and judgments are required in the application of these fair value models.

The discounted cash flow analysis consists of estimating the future cash flows that are directly associated with each of our reporting units. These cash flows are inherently subjective and require significant estimates based upon historical experience and future expectations such as budgets and industry projections. We have determined no impairment exists; however, if for any reason the fair value of our goodwill or that of any of our reporting units or the fair value of our intangible assets with indefinite lives declines below the carrying value in the future, we may incur charges for the impairment. The amount of the impairment, if any, is then determined based on an allocation of the reporting unit fair values to individual assets and liabilities.

Long-Lived Assets

Long-lived assets, which includes property, plant and equipment and definite-lived intangibles, comprise a significant amount of our assets. In accounting for long-lived assets, we must make estimates about the expected useful lives of the assets and the potential for impairment based on the fair value of the assets and the cash flows they are expected to generate. The value of the long-lived assets is then amortized over its expected useful life. A change in the estimated useful lives of our long-lived assets would have an impact on our results of operations. We estimate the useful lives of our long-lived asset groups as follows:

	Useful Lives
Buildings and leasehold improvements	5-40 years or lease term
Rental and service equipment	2-20 years
Machinery and other	2-12 years
Intangible assets	2-20 years

In estimating the useful lives of our property, plant and equipment, we rely primarily on our actual experience with the same or similar assets. The useful lives of our intangible assets are determined by the years over which we expect the assets to generate a benefit based on legal, contractual or regulatory terms.

Long-lived assets to be held and used by us are reviewed to determine whether any events or changes in circumstances indicate that we may not be able to recover the carrying amount of the asset. Factors that might indicate a potential impairment may include, but are not limited to, significant decreases in the market value of the long-lived asset, a significant change in the long-lived asset's physical condition, the introduction of competing technologies, legal challenges, a change in industry conditions or a reduction in cash flows associated with the use of the long-lived asset. If these or other factors exist that indicate the carrying amount of the asset may not be recoverable, we determine whether an impairment has occurred through the use of an undiscounted cash flow analysis. The undiscounted cash flow analysis consists of estimating the future cash flows that are directly associated with and expected to arise from the use and eventual disposition of the asset over its remaining useful life. These cash flows are inherently subjective and require significant estimates based upon historical experience and future expectations such as budgets and internal projections. If the undiscounted cash flows do not exceed the carrying value of the long-lived asset, an impairment has occurred, and we recognize a loss for the difference between the carrying amount and the estimated fair value of the asset. The fair value of the asset is measured using market prices, or in the absence of market prices, is based on an estimate of discounted cash flows. Cash flows are generally discounted at an interest rate commensurate with our weighted average cost of capital for a similar asset.

Employee Share-Based Compensation

Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised 2004) *Share-Based Payment* ("SFAS No. 123R") addresses the accounting for all share-based payment awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. Under SFAS No. 123R, companies account for share-based compensation transactions using a fair-value method and recognize the expense in the consolidated statement of income.

The fair value of options is estimated using the Black-Scholes option pricing model. Key assumptions in the Black-Scholes option pricing model, some of which are based on subjective expectations, are subject to change. A change in one or more of these assumptions would impact the expense associated with future grants. These key assumptions include the volatility of our common shares, the risk-free interest rate and the expected life of options.

We used the following weighted average assumptions in the Black-Scholes option pricing model for determining the fair value of our 2006 and 2007 stock option grants. There were no stock options granted in 2008.

	Year Ended December 31,	
	2007	2006
Expected volatility	31.0%	36.2%
Expected dividends	—	—
Expected term (in years)	5.0	5.0
Risk-free rate	4.5%	4.7%

We calculated the expected volatility of options granted in 2007 using a blended rate based upon implied volatility calculated on actively traded options on our common shares and upon the historical volatility of our common shares. We calculated the expected volatility for options granted in 2006 by measuring the volatility of our historical stock price for a period equal to the expected life of the option and ending at the time the option was granted. We determined the risk-free interest rate based upon the interest rate on a U.S. Treasury Bill with a term equal to the expected life of the option at the time the option was granted. In estimating the expected lives of our stock options, we have relied primarily on our actual experience with our previous stock option grants. The expected life is less than the term of the option as option holders, in our experience, exercise or forfeit the options during the term of the option.

Pension and Other Postretirement Benefits

Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)* ("SFAS No. 158") requires recognition of the overfunded or underfunded status of an entity's defined benefit or postretirement plan as an asset or liability in the financial statements, requires the measurement of defined benefit or postretirement plan assets and obligations as of the end of the employer's fiscal year, and requires recognition of the previously deferred portion of defined benefit or postretirement plans in other comprehensive income.

Amounts recognized in the financial statements must be determined on an actuarial basis. Two of the more critical assumptions in the actuarial calculations are the discount rate for determining the current value of plan benefits and the expected rate of return on plan assets. Discount rates are based on the yields of government bonds or high quality corporate bonds in the respective country or economic market. The expected long-term rates of return on plan assets are based on a combination of historical experience and anticipated future returns in each of the asset categories. As we have both domestic and international plans, the assumptions, though the same in nature, are based on varying factors specific to each particular country or economic environment. Changes in any of the assumptions used could impact our projected benefit obligations and benefit costs as well as other pension and postretirement benefit calculations.

Due to the significance of the discount rates and expected long-term rates of return, the following sensitivity analysis demonstrates the effect that a 50 basis point change in those assumptions will have on annual pension expense:

	Increase (Decrease) of Annual Pension Expense	
	50 Basis Point Increase	50 Basis Point Decrease
	(In millions)	
Discount rate	$(1.4)	$1.4
Expected long-term rate of return	(0.4)	0.4

Percentage of Completion

Revenue from long-term contracts, primarily for our integrated project management services, is reported on the percentage-of-completion method of accounting. This method of accounting requires us to calculate contract profit to be recognized in each reporting period for each contract based upon our projections of future outcomes, which include:

- estimates of the total cost to complete the project;
- estimates of project schedule and completion date;
- estimates of the extent of progress toward completion; and
- amounts of any change orders or claims included in revenue.

Measurements of progress are generally output based related to physical progress. At the outset of each contract, we prepare a detailed analysis of our estimated cost to complete the project. Risks related to service delivery, usage, productivity, and other factors are considered in the estimation process. Our personnel periodically evaluate the estimated costs, claims, change orders, and percentage of completion at the contract level. The recording of profits and losses on long-term contracts requires an estimate of the total profit or loss over the life of each contract. This estimate requires consideration of total contract value, change orders, and claims, less costs incurred and estimated costs to complete. There are many factors that impact future costs, including but not limited to weather, inflation, labor and community disruptions, timely availability of materials, productivity, and other factors as outlined in our "Risk Factors." Anticipated losses on contracts are recorded in full in the period in which they become evident. Profits are recorded based upon the total estimated contract profit times the current percentage complete for the contract. At least quarterly, significant contracts are reviewed in detail by senior management.

Income Taxes

We provide for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes.* This standard takes into account the differences between the financial statement treatment and tax treatment of certain transactions. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized as income or expense in the period that includes the enactment date. Our effective tax rates for 2008, 2007 and 2006 were 17.1%, 23.0% and 25.9%, respectively.

Effective January 1, 2007, we adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109* ("FIN No. 48"). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement attributes of income tax positions taken or expected to be taken on a tax return. Under FIN No. 48, the impact of an uncertain tax position taken or expected to be taken on an income tax return must be recognized in the financial statements at the largest amount that is more-likely-than-not to be sustained upon examination by the relevant taxing authority.

We operate in approximately 100 countries through various legal entities. As a result, we are subject to numerous domestic and foreign tax jurisdictions and tax agreements and treaties among the various taxing authorities. Our operations in these jurisdictions are taxed on various bases: income before taxes, deemed profits (which is generally determined using a percentage of revenues rather than profits) and withholding taxes based on revenue. The calculation of our tax liabilities involves consideration of uncertainties in the application and interpretation of complex tax regulations in a multitude of jurisdictions across our global operations. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. The tax liabilities are reflected net of realized tax loss carryforwards. We adjust these reserves upon specific events; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is different from our current estimate of the tax liabilities. If our estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities would result in tax benefits being recognized in the period when the contingency has been resolved and the liabilities are no longer necessary. If the tax liabilities relate to tax uncertainties existing at the date of the acquisition of a business, the adjustment of such tax liabilities will result in an adjustment to the goodwill recorded at the date of acquisition. Changes in tax laws, regulations, agreements and treaties, foreign currency exchange restrictions or our level of operations or profitability in each taxing jurisdiction could have an impact upon the amount of income taxes that we provide during any given year.

Valuation Allowance for Deferred Tax Assets

We record a valuation allowance to reduce the carrying value of our deferred tax assets when it is more likely than not that a portion or all of the deferred tax assets will expire before realization of the benefit or that future deductibility is not probable. The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character and in the related jurisdiction in the future. In evaluating our ability to recover our deferred tax assets, we consider all reasonably available positive and negative evidence, including our past operating results, the existence of cumulative losses in the most recent years and our forecast of future taxable income. In estimating future taxable income, we develop assumptions, including the amount of future state, federal and international pretax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment.

We have identified various domestic and international tax planning strategies that we would implement, if necessary, to enable the realization of our deferred tax assets; however, when the likelihood of the realization of existing deferred tax assets changes, adjustments to the valuation allowance are charged to our income tax provision in the period in which the determination is made.

As of December 31, 2008, our net deferred tax assets were $133 million before a related valuation allowance of $69 million. As of December 31, 2007, our net deferred tax assets were $66 million before a related valuation allowance of $62 million.

For a more comprehensive list of our accounting policies, see "Item 8. Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 1."

New Accounting Pronouncements

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements* ("SFAS No. 157"), which defines fair value, established a framework for measuring fair value under generally accepted accounting principles ("GAAP") and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. Effective January 1, 2008, we adopted SFAS No. 157 as it relates to financial assets and financial liabilities. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, *Effective Date of FASB Statement No. 157,* which delayed the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on at least an annual basis, until January 1, 2009 for calendar year-end entities. Accordingly, we will defer the adoption of SFAS No. 157 for is nonfinancial assets and nonfinancial liabilities until January 1, 2009.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS No. 141R"). SFAS No. 141R establishes principles and requirements for how a company recognizes assets acquired, liabilities assumed, contractual contingencies and contingent consideration measured at fair value at the acquisition date. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effect of the business combination. SFAS No. 141R is effective for business combinations completed in fiscal years beginning after December 15, 2008.

In December 2007, the FASB issued SFAS No. 160 *Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51* ("SFAS No. 160"). SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interest of the parent and the interest of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008.

In March 2008, the FASB issued Statement No. 161, *Disclosures about Derivative Instruments and Hedging Activities* ("SFAS No. 161"). SFAS No. 161 requires enhanced disclosures about an entity's derivative and hedging activity. Entities are required to provide enhanced disclosures about how and why they use derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133 and how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.

Item 7A. *Quantitative and Qualitative Disclosure About Market Risk*

We are currently exposed to market risk from changes in foreign currency and changes in interest rates. From time to time, we may enter into derivative financial instrument transactions to manage or reduce our market risk, but we do not enter into derivative transactions for speculative purposes. A discussion of our market risk exposure in these financial instruments follows.

Foreign Currency Exchange Rates

We operate in virtually every oil and natural gas exploration and production region in the world. In some parts of the world, such as the Middle East and Southeast Asia, the currency of our primary economic environment is the U.S. dollar. We use this as our functional currency. In other parts of the world, we conduct our business in currencies other than the U.S. dollar and the functional currency is the applicable local currency. In those countries in which we operate in the local currency, the effects of foreign currency fluctuations are largely mitigated because local expenses of such foreign operations are also generally denominated in the same currency.

Assets and liabilities of which the functional currency is the local currency are translated into U.S. dollars using the exchange rates in effect at the balance sheet date, resulting in translation adjustments that are reflected as Accumulated Other Comprehensive Income in the shareholders' equity section on our Consolidated Balance Sheets. A portion of our net assets are impacted by changes in foreign currencies in relation to the U.S. dollar. We recorded a $683 million adjustment to decrease our equity account for the year ended December 31, 2008 to reflect the net impact of the strengthening of the U.S. dollar against various foreign currencies.

As of December 31, 2008 and 2007, we had several foreign currency forward contracts with notional amounts aggregating $503 million and $682 million, respectively, which were entered into to hedge exposure to currency fluctuations in various foreign currencies, including, but not limited to, the British pound sterling, the Canadian dollar, the euro and the Norwegian krone. The total estimated fair value of these contracts at December 31, 2008 resulted in a liability of approximately $2 million and at December 31, 2007, resulted in an asset of approximately $2 million. These derivative instruments were not designated as hedges and the changes in fair value of the contracts are recorded each period in current earnings.

In addition, after the closing of the acquisition of Precision Energy Services and Precision Drilling International, we entered into a series of cross-currency swaps between the U.S. dollar and Canadian dollar to hedge certain exposures to the Canadian dollar created as a result of the acquisition. At December 31, 2008 and 2007, we had notional amounts outstanding of $280 million and $364 million, respectively. The estimated fair value of these contracts at December 31, 2008 and 2007 resulted in an asset of $1 million and a liability of $74 million, respectively. These derivative instruments were not designated as hedges and the changes in fair value of the contracts are recorded each period in current earnings.

Interest Rates

We are subject to interest rate risk on our long-term fixed-interest rate debt and variable-interest rate borrowings. Variable rate debt, where the interest rate fluctuates periodically, exposes us to short-term changes in market interest rates. Fixed rate debt, where the interest rate is fixed over the life of the instrument, exposes us to changes in market interest rates reflected in the fair value of the debt and to the risk that we may need to refinance maturing debt with new debt at a higher rate. All other things being equal, the fair value of our fixed rate debt will increase or decrease as interest rates change.

Our long-term borrowings that were outstanding at December 31, 2008 subject to interest rate risk consist of the following:

	December 31,			
	2008		2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In millions)			
6.625% Senior Notes due 2011	$354	$330	$356	$369
5.95% Senior Notes due 2012	599	585	599	618
5.15% Senior Notes due 2012	511	463	—	—
4.95% Senior Notes due 2013	254	213	255	245
5.50% Senior Notes due 2016	349	306	349	338
6.35% Senior Notes due 2017	600	513	600	624
6.00% Senior Notes due 2018	498	456	—	—
6.50% Senior Notes due 2036	596	495	596	598
6.80% Senior Notes due 2037	298	227	298	313
7.00% Senior Notes due 2038	498	394	—	—

We have various other long-term debt instruments of $24 million at December 31, 2008, but believe the impact of changes in interest rates in the near term will not be material to these instruments. Short-term borrowings of $1.2 billion at December 31, 2008 approximate fair value.

As it relates to our variable rate debt, if market interest rates average 1% more in 2009 than the rates as of December 31, 2008, interest expense for 2009 would increase by $13 million. This amount was determined by calculating the effect of the hypothetical interest rate on our variable rate debt. This sensitivity analysis assumes there are no changes in our financial structure.

Interest Rate Swaps and Derivatives

We manage our debt portfolio to achieve an overall desired position of fixed and floating rates and may employ interest rate swaps as a tool to achieve that goal. The major risks from interest rate derivatives include changes in the interest rates affecting the fair value of such instruments, potential increases in interest expense due to market increases in floating interest rates and the creditworthiness of the counterparties in such transactions. The counterparties to our interest rate swaps are multinational commercial banks. In light of recent events in the global credit markets and the potential impact of these events on the liquidity of the banking industry, we continue to monitor the creditworthiness of our counterparties.

We use interest rate swaps to take advantage of available short-term interest rates. Amounts received upon termination of the swaps represent the fair value of the agreements at the time of termination and are recorded as an adjustment to the carrying value of the related debt. These amounts are being amortized as a reduction to interest expense over the remaining term of the debt.

Upon completion of the long-term debt offering in March 2008, we entered into interest rate swap agreements on an aggregate notional amount of $500 million against our 5.15% Senior Notes. These agreements were terminated in December 2008. As a result of these terminations, we received cash proceeds, net of accrued interest, of $12 million. The gain associated with this interest rate swap termination has been deferred and will be amortized over the remaining term of the 5.15% Senior Notes.

As of December 31, 2008 and 2007, we had net unamortized gains of $21 million and $12 million, respectively, associated with interest rate swap terminations. Our interest expense was reduced by $3 million and $2 million for the years ended December 31, 2008 and 2007, respectively.

Item 8. ***Financial Statements and Supplementary Data***

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the Securities Exchange Act of 1934 Rule 13a-15(f). The Company's internal controls were designed to provide reasonable assurance as to the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework.* Based on this assessment, management concluded that as of December 31, 2008 the Company's internal control over financial reporting is effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2008, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Weatherford International Ltd. and subsidiaries

We have audited Weatherford International Ltd.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Weatherford International Ltd.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Weatherford International Ltd. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Weatherford International Ltd. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2008, and our report dated February 24, 2009 expressed an unqualified opinion thereon.

Ernst & Young LLP

Houston, Texas
February 24, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Weatherford International Ltd. and subsidiaries

We have audited the accompanying consolidated balance sheets of Weatherford International Ltd. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Weatherford International Ltd. and subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2007, the Company adopted FASB Interpretations — FIN 48: *Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109* and, as discussed in Note 15, effective December 31, 2006 the Company adopted Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R).*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Weatherford International Ltd.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2009 expressed an unqualified opinion thereon.

Ernst + Young LLP

Houston, Texas
February 24, 2009

WEATHERFORD INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2008	December 31, 2007
	(In thousands, except par value)	
ASSETS		
Current Assets:		
Cash and Cash Equivalents	$ 238,398	$ 170,714
Accounts Receivable, Net of Allowance for Uncollectible Accounts of $16,425 in 2008 and $13,760 in 2007	2,442,848	1,961,854
Inventories	2,088,342	1,607,684
Current Deferred Tax Assets	270,252	165,508
Other Current Assets	530,442	566,009
	5,570,282	4,471,769
Property, Plant and Equipment, at Cost:		
Land, Buildings and Leasehold Improvements	756,416	557,081
Rental and Service Equipment	6,246,278	4,497,113
Machinery and Other	1,610,474	1,499,713
	8,613,168	6,553,907
Less: Accumulated Depreciation	2,690,996	2,400,062
	5,922,172	4,153,845
Goodwill	3,530,915	3,358,490
Other Intangible Assets, Net	701,483	596,999
Equity Investments	515,770	368,618
Other Assets	235,891	241,236
	$16,476,513	$13,190,957
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Short-term Borrowings and Current Portion of Long-term Debt	$ 1,255,947	$ 774,220
Accounts Payable	886,104	612,775
Accrued Salaries and Benefits	257,016	239,870
Income Taxes Payable	82,489	97,482
Other Current Liabilities	540,537	478,018
	3,022,093	2,202,365
Long-term Debt	4,564,255	3,066,335
Deferred Tax Liabilities	228,576	197,494
Other Liabilities	295,540	284,717
	8,110,464	5,750,911
Minority Interest in Consolidated Subsidiaries	80,401	33,327
Shareholders' Equity:		
Common Shares, $1 Par Value, Authorized 1,000,000 Shares, Issued 728,689 and 727,204 Shares, Respectively	728,689	727,204
Capital in Excess of Par Value	4,059,112	3,995,747
Treasury Shares, Net	(759,477)	(924,202)
Retained Earnings	4,524,085	3,170,182
Accumulated Other Comprehensive Income (Loss)	(266,761)	437,788
	8,285,648	7,406,719
	$16,476,513	$13,190,957

The accompanying notes are an integral part of these consolidated financial statements.

WEATHERFORD INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2008	2007	2006
	(In thousands, except per share amounts)		
Revenues:			
Products	$3,564,636	$2,983,427	$2,490,059
Services	6,035,928	4,848,635	4,088,869
	9,600,564	7,832,062	6,578,928
Costs and Expenses:			
Cost of Products	2,555,965	2,087,296	1,731,373
Cost of Services	3,686,495	2,970,314	2,481,460
Research and Development	192,659	169,317	149,429
Selling, General and Administrative Attributable to Segments	1,081,165	850,359	746,386
Corporate General and Administrative	187,075	130,440	115,593
Gain on Sale of Subsidiary	(81,344)	—	—
	7,622,015	6,207,726	5,224,241
Operating Income	1,978,549	1,624,336	1,354,687
Other Income (Expense):			
Interest Expense, Net	(243,679)	(171,281)	(102,560)
Other, Net	(44,956)	(8,569)	(13,218)
Income from Continuing Operations Before Income Taxes and Minority Interest	1,689,914	1,444,486	1,238,909
Provision for Income Taxes	(288,811)	(332,760)	(321,473)
Income from Continuing Operations Before Minority Interest	1,401,103	1,111,726	917,436
Minority Interest, Net of Taxes	(34,272)	(19,751)	(11,330)
Income from Continuing Operations	1,366,831	1,091,975	906,106
Loss from Discontinued Operation, Net of Taxes	(12,928)	(21,369)	(9,737)
Net Income	$1,353,903	$1,070,606	$ 896,369
Basic Earnings Per Share:			
Income from Continuing Operations	$ 2.00	$ 1.61	$ 1.31
Loss from Discontinued Operation	(0.02)	(0.03)	(0.02)
Net Income	$ 1.98	$ 1.58	$ 1.29
Diluted Earnings Per Share:			
Income from Continuing Operations	$ 1.96	$ 1.57	$ 1.28
Loss from Discontinued Operation	(0.02)	(0.03)	(0.02)
Net Income	$ 1.94	$ 1.54	$ 1.26
Weighted Average Shares Outstanding:			
Basic	682,704	677,032	692,246
Diluted	698,178	695,516	709,664

The accompanying notes are an integral part of these consolidated financial statements.

WEATHERFORD INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Shares $1 Par	Capital In Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Shares: Shares	Treasury Shares: Share Value	Treasury Shares: Deferred Compensation	Total Shareholders' Equity
				(In thousands, except par value)				
Balance at December 31, 2005	$717,946	$3,805,392	$1,202,938	$ 92,652	(23,718)	$(170,035)	$17,924	$5,666,817
Comprehensive Income:								
Net Income	—	—	896,369	—	—	—	—	896,369
Foreign Currency Translation Adjustment	—	—	—	45,445	—	—	—	45,445
Pension Liability Adjustment, Net of Tax	—	—	—	3,292	—	—	—	3,292
Unrealized Gain on Derivative Instruments, Net of Tax	—	—	—	4,693	—	—	—	4,693
Other, Net of Tax	—	—	—	134	—	—	—	134
Comprehensive Income	—	—	896,369	53,564	—	—	—	949,933
Adjustment to Initially Apply FASB Statement No. 158, Net of Tax	—	—	—	(27,063)	—	—	—	(27,063)
Divestiture of Subsidiary Shares	—	5,336	—	—	—	—	—	5,336
Purchase of Treasury Shares	—	—	—	—	(25,050)	(548,575)	—	(548,575)
Equity Awards Granted, Vested and Exercised	5,896	84,139	—	—	4,226	18,176	—	108,211
Excess Tax Benefit of Share-Based Compensation Plans	—	14,121	—	—	—	—	—	14,121
Other	—	4,625	—	—	278	1,535	(141)	6,019
Balance at December 31, 2006	723,842	3,913,613	2,099,307	119,153	(44,264)	(698,899)	17,783	6,174,799
Comprehensive Income:								
Net Income	—	—	1,070,606	—	—	—	—	1,070,606
Foreign Currency Translation Adjustment	—	—	—	334,217	—	—	—	334,217
Defined Benefit Pension Plans, Net of Tax	—	—	—	(15,736)	—	—	—	(15,736)
Other, Net of Tax	—	—	—	154	—	—	—	154
Comprehensive Income	—	—	1,070,606	318,635	—	—	—	1,389,241
Purchase of Treasury Shares	—	—	—	—	(10,224)	(246,190)	—	(246,190)
Equity Awards Granted, Vested and Exercised	3,362	52,031	—	—	5,502	2,733	—	58,126
Excess Tax Benefit of Share-Based Compensation Plans	—	28,895	—	—	—	—	—	28,895
Adoption of FIN No. 48	—	—	269	—	—	—	—	269
Other	—	1,208	—	—	(32)	(2,886)	3,257	1,579
Balance at December 31, 2007	727,204	3,995,747	3,170,182	437,788	(49,018)	(945,242)	21,040	7,406,719
Comprehensive Income:								
Net Income	—	—	1,353,903	—	—	—	—	1,353,903
Foreign Currency Translation Adjustment	—	—	—	(682,669)	—	—	—	(682,669)
Deferred Loss on Derivative Instruments	—	—	—	(12,576)	—	—	—	(12,576)
Defined Benefit Pension Plans, Net of Tax	—	—	—	(9,788)	—	—	—	(9,788)
Other, Net of Tax	—	—	—	484	—	—	—	484
Comprehensive Income	—	—	1,353,903	(704,549)	—	—	—	649,354
Shares Issued in Acquisition	—	(38,683)	—	—	7,709	168,817	—	130,134
Equity Awards Granted, Vested and Exercised	1,433	102,019	—	—	924	(2,331)	—	101,121
Excess Tax Benefit of Share-Based Compensation Plans	—	10,032	—	—	—	—	—	10,032
Other	52	(10,003)	—	—	18	(4,104)	2,343	(11,712)
Balance at December 31, 2008	$728,689	$4,059,112	$4,524,085	$(266,761)	(40,367)	$(782,860)	$23,383	$8,285,648

The accompanying notes are an integral part of these consolidated financial statements.

WEATHERFORD INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
Cash Flows From Operating Activities:			
Net Income	$ 1,353,903	$ 1,070,606	$ 896,369
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Operating Activities:			
Depreciation and Amortization	731,808	606,226	482,948
Gain on Sale of Assets and Businesses, Net	(110,326)	(41,185)	(42,232)
Loss from Discontinued Operation	12,928	21,369	9,737
Employee Stock-Based Compensation Expense	101,416	64,901	62,739
Excess Tax Benefits from Share-Based Compensation	(10,032)	(28,895)	(14,121)
Minority Interest	34,272	19,751	11,330
Deferred Income Tax Provision (Benefit)	(41,442)	28,873	48,413
Other, Net	(12,587)	4,608	5,760
Change in Operating Assets and Liabilities, Net of Effect of Businesses Acquired:			
Accounts Receivable	(461,239)	(296,120)	(299,335)
Inventories	(581,981)	(417,305)	(338,323)
Other Current Assets	(168,140)	(45,794)	(66,561)
Accounts Payable	230,596	74,815	27,018
Accrued Current Liabilities	62,715	(108,362)	255,009
Other, Net	(31,104)	(70,833)	55,155
Net Cash Provided by Operating Activities-Continuing Operations	1,110,787	882,655	1,093,906
Net Cash Used by Operating Activities-Discontinued Operation	(6,219)	(10,149)	(6,887)
Net Cash Provided by Operating Activities	1,104,568	872,506	1,087,019
Cash Flows from Investing Activities:			
Acquisitions of Businesses, Net of Cash Acquired	(798,530)	(275,149)	(194,314)
Capital Expenditures for Property, Plant and Equipment for Continuing Operations	(2,484,163)	(1,635,041)	(1,051,100)
Acquisition of Intellectual Property	(24,079)	(23,035)	(31,201)
(Purchase) Sale of Equity Investments in Unconsolidated Affiliates	(11,568)	(335,220)	14,240
Proceeds from Sale of Assets and Businesses, Net	297,285	84,476	39,860
Other Investing Activities	—	(38,500)	—
Net Cash Used by Investing Activities-Continuing Operations	(3,021,055)	(2,222,469)	(1,222,515)
Net Cash Used by Investing Activities-Discontinued Operation	11,000	(10,579)	(19,984)
Net Cash Used by Investing Activities	(3,010,055)	(2,233,048)	(1,242,499)
Cash Flows From Financing Activities:			
Borrowings of (Repayments on) Short-term Debt, Net	477,821	117,865	(109,490)
Borrowings of Long-term Debt	1,498,874	1,488,934	947,820
Repayments on Long-term Debt	(20,541)	(18,171)	(215,805)
Purchase of Treasury Shares	—	(246,190)	(548,575)
Proceeds from Exercise of Stock Options	9,942	34,192	55,438
Excess Tax Benefits from Share-Based Compensation	10,032	28,895	14,121
Other Financing Activities, Net	1,403	(3,896)	1,603
Net Cash Provided by Financing Activities-Continuing Operations	1,977,531	1,401,629	145,112
Net Cash Provided by Financing Activities-Discontinued Operation	—	—	—
Net Cash Provided by Financing Activities	1,977,531	1,401,629	145,112
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(4,360)	3,340	2,410
Net Increase (Decrease) in Cash and Cash Equivalents	67,684	44,427	(7,958)
Cash and Cash Equivalents at Beginning of Year	170,714	126,287	134,245
Cash and Cash Equivalents at End of Year	$ 238,398	$ 170,714	$ 126,287

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of Significant Accounting Policies

Basis of Presentation

Principles of Consolidation

The consolidated financial statements include the accounts of Weatherford International Ltd. (a Bermuda exempted company) ("Weatherford Limited"), all majority-owned subsidiaries and all joint ventures for which we control or variable interest entities for which the Company has determined they are the primary beneficiary (collectively, "the Company"). Investments in affiliates in which the Company exercises significant influence over operating and financial policies are accounted for on the equity method. All material intercompany accounts and transactions have been eliminated in consolidation. Beginning in 2008, the Company's Qatar operations are conducted through a variable interest entity, in which the Company believes it is the primary beneficiary. Accordingly, the Company consolidates this entity and reflects a minority interest.

Nature of Operations

The Company is one of the largest global providers of innovative mechanical solutions, technology and services for the drilling and production sectors of the oil and natural gas industry.

Reclassifications

Certain reclassifications have been made to our fixed asset and minority interest classifications to conform prior year financial information to the current period presentation.

Discontinued Operation

In June 2007, the Company's management approved a plan to sell its oil and gas development and production business. The business was historically included in the Company's North America and Europe/West Africa/CIS segments. The results of operations, financial position and cash flows of the business have been reflected in the consolidated financial statements and notes as a discontinued operation for all periods presented. The assets and liabilities held for sale were included in Other Current Assets and Other Current Liabilities, respectively, in the Consolidated Balance Sheets at December 31, 2007. The Company finalized the divestiture of the business in 2008.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period and disclosure of contingent liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to uncollectible accounts receivable, lower of cost or market value of inventories, equity investments, intangible assets and goodwill, property, plant and equipment, income taxes, percentage-of-completion accounting for long-term contracts, self-insurance, pension and postretirement benefit plans and contingent liabilities. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities not readily apparent from other sources. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Uncollectible Accounts

Accounts receivable are stated at the historical carrying amount net of allowances for uncollectible accounts. The Company establishes an allowance for uncollectible accounts based on specific customer collection issues the Company has identified. Uncollectible accounts receivable are written off when a settlement is reached for an amount less than the outstanding historical balance or when the Company has determined the balance will not be collected.

Major Customers and Credit Risk

Substantially all of the Company's customers are engaged in the energy industry. This concentration of customers may impact the Company's overall exposure to credit risk, either positively or negatively, in that customers may be similarly affected by changes in economic and industry conditions. The Company performs ongoing credit evaluations of its customers and does not generally require collateral in support of its trade receivables. The Company maintains reserves for potential credit losses, and actual losses have historically been within the Company's expectations. International sales also present various risks, including risks of war, civil disturbances and governmental activities that may limit or disrupt markets, restrict the movement of funds, result in the deprivation of contract rights or the taking of property without fair consideration. Most of the Company's international sales, however, are to large international or national companies. In 2008, 2007 and 2006, there was no individual customer who accounted for more than 10% of consolidated revenues.

Inventories

The Company values inventories at lower of cost or market using either the first-in, first-out ("FIFO") or average cost methods. Cost represents third-party invoice or production cost. Production cost includes material, labor and manufacturing overhead.

Property, Plant and Equipment

Property, plant and equipment, both owned and under capital lease, is carried at cost less accumulated depreciation. The carrying value of fixed assets is based on estimates and judgments relative to capitalized costs, useful lives and salvage value where applicable. Maintenance and repairs are expensed as incurred. Expenditures for renewals, replacements and betterments are capitalized. Depreciation on fixed assets, including those under capital leases, is computed using the straight-line method over the estimated useful lives after allowing for salvage value, where applicable. Depreciation expense for the years ended December 31, 2008, 2007 and 2006 was $669 million, $553 million and $433 million, respectively. The estimated useful lives of the major classes of property, plant and equipment are as follows:

	Estimated Useful Lives
Buildings and leasehold improvements	5-40 years or lease term
Rental and service equipment	2-20 years
Machinery and other	2-12 years

Rig assets are classified in Rental and Service Equipment on the Consolidated Balance Sheets. From time to time, the Company may review the estimated remaining useful lives of its drilling rigs and may extend the useful life when events and circumstances, such as upgrades or refurbishment activities, indicate the drilling rig can operate beyond its original useful life. All estimated useful lives are evaluated and established based upon appraisal concurrent with acquisition. No changes in the estimated useful lives have occurred since acquisition date.

Long-Lived Assets

Long-lived assets, excluding goodwill and indefinite-lived intangibles, to be held and used by the Company are reviewed to determine whether any events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. Factors that might indicate a potential impairment may include, but are not limited to, significant decreases in the market value of the long-lived asset, a significant change in the long-lived asset's physical condition, a change in industry conditions or a reduction in cash flows associated with the use of the long-lived asset. If these or other factors indicate the carrying amount of the asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist. If an impairment has occurred, the Company recognizes a loss for the difference between the carrying amount and the fair value of the asset. The fair value of the asset is measured using market prices or, in the absence of market prices, is based on an estimate of discounted cash flows. Cash flows are generally discounted at an interest rate commensurate with our weighted average cost of capital for a similar asset. Assets are classified as held for sale when the Company has a plan for disposal of certain assets and those assets meet the held for sale criteria of Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS No. 144").

Goodwill and Indefinite-Lived Intangible Assets

The Company tests for the impairment of goodwill and other intangible assets with indefinite lives on at least an annual basis. The Company's goodwill impairment test involves a comparison of the fair value of each of the Company's reporting units with its carrying amount. The Company's indefinite-lived asset impairment test involves a comparison of the fair value of the intangible asset and its carrying value. Fair value is estimated using discounted cash flows using a discount rate adjusted for the credit risk of the regional reporting unit tested. If the fair value is less than the carrying value, the asset is considered impaired. The amount of the impairment, if any, is then determined based on an allocation of the reporting unit fair values to individual assets and liabilities.

Intangible Assets

The Company's intangible assets, excluding goodwill, are acquired technology licenses, patents, customer relationships and other identifiable intangible assets. Intangible assets are amortized on a straight-line basis over their estimated economic lives generally ranging from 2 to 20 years except for intangible assets with indefinite lives. As many areas of the Company's business rely on patents and proprietary technology, it has followed a policy of seeking patent protection both inside and outside the U.S. for products and methods that appear to have commercial significance. The Company capitalizes patent defense costs when it determines that a successful defense is probable.

Pension and Postretirement Benefit Plans

The Company has defined benefit pension and other postretirement benefit plans covering certain of its employees. Costs of the plan are charged to income and consist of several components, known collectively as net periodic pension cost, which are based on various actuarial assumptions regarding future experience of the plans. Amounts recorded for these defined benefit plans reflect estimates related to future interest rates, investment rates of return, employee turnover and wage increases. The Company reviews all assumptions and estimates on an ongoing basis. As of December 31, 2008 and 2007, the Company has recognized the overfunded or underfunded status of its plans as an asset or liability in the Consolidated Balance Sheets.

Research and Development Expenditures

Research and development expenditures are expensed as incurred.

Environmental Expenditures

Environmental expenditures that relate to the remediation of an existing condition caused by past operation and that do not contribute to future revenues are expensed. Liabilities for these expenditures are recorded when it is probable that obligations have been incurred and costs can be reasonably estimated. Estimates are based on available facts and technology, enacted laws and regulations and the Company's prior experience in remediation of contaminated sites.

Insurance

The Company is self-insured up to certain retention limits for general liability, vehicle liability, group medical and for workers' compensation claims for certain of its employees. The amounts in excess of the self-insured levels are fully insured, up to a limit. Self-insurance accruals are based on claims filed and an estimate for significant claims incurred but not reported.

Derivative Financial Instruments

The Company accounts for all derivative instruments under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended ("SFAS No. 133"). This standard requires that every derivative instrument be recorded at fair value in the balance sheet as either an asset or a liability. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge relationship, and if so, the type of hedge transaction. Any gain or loss associated with the termination of a swap is deferred and amortized over the remaining debt term.

Foreign Currency

Results of operations for foreign subsidiaries with functional currencies other than the U.S. dollar are translated using average exchange rates during the period. Assets and liabilities of these foreign subsidiaries are translated using the exchange rates in effect at the balance sheet dates, and the resulting translation adjustments are included as Accumulated Other Comprehensive Income, a component of shareholders' equity.

For non-U.S. subsidiaries where the functional currency is the U.S. dollar, inventories, property, plant and equipment and other non-monetary assets, together with their related elements of expense, are translated at historical rates of exchange. All other assets and liabilities are translated at current exchange rates. All other revenues and expenses are translated at average exchange rates. Translation gains and losses for these subsidiaries are recognized in the Company's results of operations during the period incurred. The gain or loss related to individual foreign currency transactions are reflected in results of operations when incurred.

Employee Share-Based Compensation

The Company accounts for all share-based payment awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights under SFAS No. 123 (Revised 2004) *Share-Based Payment* ("SFAS No. 123R"). Under SFAS No. 123R, the fair value of employee stock-based awards granted is measured at the grant date and is recognized as an expense over the service period, which is usually the vesting period.

SFAS No. 123R requires the cash outflows resulting from the tax benefits from the tax deductions in excess of compensation cost recognized for share based payment awards to be classified as financing cash flows. Had the Company not adopted SFAS No. 123R, the excess tax benefits would have been classified as an operating cash inflow.

Accounting for Income Taxes

Income taxes have been provided based upon the tax laws and rates in the countries in which operations are conducted and income is earned. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized.

The Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109* ("FIN No. 48") in 2007. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement attributes of income tax positions taken or expected to be taken on a tax return. Under FIN No. 48, the impact of an uncertain tax position taken or expected to be taken on an income tax return must be recognized in the financial statements at the largest amount that is more-likely-than-not to be sustained upon examination by the relevant taxing authority.

Revenue Recognition

Revenue is recognized when all of the following criteria have been met: a) evidence of an arrangement exists, b) delivery to and acceptance by the customer has occurred, c) the price to the customer is fixed and determinable and d) collectibility is reasonably assured.

Both contract drilling and pipeline service revenue is contractual by nature and both are day-rate based contracts. The Company recognizes revenue for these contracts based on the criteria outlined above which is consistent with our other product offerings.

From time to time, the Company may receive revenues for preparation and mobilization of equipment and personnel. In connection with new drilling contracts, revenues earned and incremental costs incurred directly related to preparation and mobilization are deferred and recognized over the primary contract term of the project using the straight-line method. Costs of relocating equipment without contracts to more promising market areas are expensed as incurred. Demobilization fees received are recognized, along with any related expenses, upon completion of contracts.

The Company incurs rebillable expenses including shipping and handling, third-party inspection and repairs, and custom and duties. The Company recognizes the revenue associated with these rebillable expenses as Products Revenues and all related costs as Cost of Products in the accompanying Consolidated Statements of Income.

Percentage of Completion — Revenue from long-term contracts, primarily for the Company's integrated project management services, is reported on the percentage-of-completion method of accounting. This method of accounting requires the Company to calculate contract profit to be recognized in each reporting period for each contract based upon its projections of future outcomes, which include:

- estimates of the total cost to complete the project;
- estimates of project schedule and completion date;
- estimates of the extent of progress toward completion; and
- amounts of any change orders or claims included in revenue.

Measurements of progress are generally output based related to physical progress. At the outset of each contract, the Company prepares a detailed analysis of its estimated cost to complete the project. Risks related to service delivery, usage, productivity, and other factors are considered in the estimation process. The Company's personnel periodically evaluate the estimated costs, claims, change orders, and percentage of completion at the contract level. The recording of profits and losses on long-term contracts requires an estimate of the total profit or loss over the life of each contract. This estimate requires consideration of total contract value, change orders, and claims, less costs incurred and estimated costs to complete. Anticipated losses on contracts are recorded in full in the period in which they become evident. Profits are recorded based upon the total estimated contract profit times the current percentage complete for the contract.

Earnings per Share

The basic earning per share for all periods presented equals net income divided by the weighted average number of the Company's common shares, $1.00 par value ("Common Share") outstanding during the period. Diluted earning per share is computed by dividing net income, as adjusted for the assumed conversion of dilutive debentures, by the weighted average number of Common Shares outstanding during the period as adjusted for the dilutive effect of the Company's stock option and restricted share plans and warrant. The diluted earnings per share calculation excludes 6 million potential shares for the year ended December 31, 2008, due to their antidilutive effect. Antidilutive potential shares were not significant for the years ended December 31, 2007 and 2006.

The Company's Board of Directors approved a two-for-one share split of its Common Shares effected through a share dividend. Shareholders of record on May 9, 2008 were entitled to the dividend, which was distributed on May 23, 2008. All share and option amounts included in the accompanying consolidated financial statements and related notes reflect the effect of the share split.

The following reconciles basic and diluted weighted average number of shares outstanding:

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
Basic weighted average shares outstanding	682,704	677,032	692,246
Dilutive effect of:			
Warrant	5,720	5,570	4,410
Stock option and restricted share plans	9,754	12,914	13,008
Diluted weighted average shares outstanding	698,178	695,516	709,664

New Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS No. 141R"). SFAS No. 141R establishes principles and requirements for how a company recognizes assets acquired, liabilities assumed, contractual contingencies and contingent consideration measured at fair value at the acquisition date. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effect of the business combination. SFAS No. 141R is effective for business combinations completed in fiscal years beginning after December 15, 2008.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51* ("SFAS No. 160"). SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interest of the parent and the interest of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008

In March 2008, the FASB issued Statement No. 161, *Disclosures about Derivative Instruments and Hedging Activities* ("SFAS No. 161"). SFAS No. 161 requires enhanced disclosures about an entity's derivative and hedging activity. Entities are required to provide enhanced disclosures about how and why they use derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133 and how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.

2. Business Combinations

The Company has acquired businesses critical to its long-term growth strategy. Results of operations for acquisitions are included in the accompanying Consolidated Statements of Income from the date of acquisition. The balances included in the Consolidated Balance Sheets related to acquisitions consummated in the preceding twelve months are based on preliminary information and are subject to change when final asset valuations are obtained and the potential for liabilities has been evaluated. Acquisitions are accounted for using the purchase method of accounting and the purchase price is allocated to the net assets acquired based upon their estimated fair values at the date of acquisition. The excess of the purchase price over the net assets was recorded as goodwill. Final valuations of assets and liabilities are obtained and recorded within one year from the date of the acquisition.

In November 2008, the Company acquired a group of affiliated companies in Latin America, which provide project management services, drilling fluids, contract drilling and environmental services in Latin America. Consideration for the transaction totaled approximately $160 million, which was comprised of approximately six million shares valued at approximately $65 million, non-cash consideration of approximately $75 million and cash of approximately $20 million. An additional $65 million in cash consideration for this acquisition is contingent on the occurrence of future events and circumstances and will be recorded by the Company when and if these events occur. The total purchase price was allocated based upon preliminary, estimated fair values which are subject to change once final valuations of the assets and liabilities are completed.

In August 2008, the Company acquired International Logging, Inc. ("ILI"), a provider of surface logging and formation and evaluation and drilling related services for approximately $400 million. The total purchase price was allocated to ILI's net tangible and identifiable intangible assets based on their preliminary, estimated fair values. The Company allocated approximately $140 million of the purchase price to intangible assets (See Note 8). The excess of the purchase price over the net assets was recorded as goodwill.

In association with a prior acquisition, the Company identified pre-acquisition contingencies related to duties and taxes associated with the importation of certain equipment assets to foreign jurisdictions. At December 31, 2008, the Company has a liability of approximately $9 million for this matter. If the Company used the high end of the range, the aggregate potential liability would be approximately $10 million higher.

The Company also acquired various other businesses during the years ended December 31, 2008, 2007 and 2006 for cash consideration of approximately $380 million, $253 million and $187 million, respectively. In addition, other 2008 acquisitions included the issuance of approximately two million shares valued at approximately $65 million.

3. Equity Investment Acquisition

The Company acquired a 33% ownership interest in Premier Business Solutions ("PBS") in June 2007 for approximately $330 million. PBS conducts business in Russia and is the world's largest electric submersible pump manufacturer by volume. In January 2008, the Company sold its electrical submersible pumps ("ESP") product line to PBS and received a combination of cash and an additional equity investment in PBS in consideration of the sale. This transaction increased the Company's ownership percentage to approximately 40%. The Company's investment in PBS is included in Equity Investments in the accompanying Condensed Consolidated Balance Sheets at December 31, 2008 and 2007. The assets and liabilities of the ESP product line were classified as held for sale at December 31, 2007 and included in Other Current Assets and Other Current Liabilities in the Condensed Consolidated Balance Sheet.

4. Discontinued Operation

In June 2007, the Company's management approved a plan to sell its oil and gas development and production business. The Company finalized the divestiture of the business in June 2008. The results of operations, financial position and cash flows of the business have been reflected in the condensed consolidated financial statements and notes as a discontinued operation for all periods presented.

Operating results of the oil and gas development and production business were as follows:

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
Revenues	$ 556	$ 2,299	$ —
Loss Before Income Taxes	$25,811	$30,303	$14,686
Benefit for Income Taxes	12,883	8,934	4,949
Loss from Discontinued Operation, Net of Taxes	$12,928	$21,369	$ 9,737

The 2008 loss includes charges of approximately $21 million associated with a settlement of a legal dispute regarding the business. These charges were partially offset by an $11 million gain, net of taxes, recognized upon the finalization of the divestiture. The 2007 loss includes approximately $17 million, net of tax, for asset impairment charges related to write-downs of the operation's U.S. properties. In addition, the Company completed the sale of the operation's international properties in November 2007 and recorded a gain of approximately $5 million, net of tax, in connection with the sale.

5. Cash Flow Information

Gain on Sales of Assets and Businesses, Net

Gain on sales of assets and businesses, net for the year ended December 31, 2008 of $110 million includes a $19 million write-off of fixed assets resulting from the Company's exit from sanctioned countries, an $81 million gain recognized in connection with the sale of a 50% interest in a subsidiary the Company controls to Qatar Petroleum and $48 million in gains related to the Company's divestiture of other assets and businesses.

Non-cash Activities

The Company issued approximately eight million shares valued at approximately $130 million in connection with acquisitions during the year ended December 31, 2008. There were no shares issued in connection with acquisitions during 2007 or 2006.

During the year ended December 31, 2008, there were non-cash investing activities of approximately $75 million related to the Company's consideration for an acquisition. During the years ended December 31, 2007 and 2006, there were non-cash investing activities of $20 million and $64 million, respectively, related to the notes receivable received in exchange for the Company's business and asset sales.

Supplemental Cash Flow Information

Cash paid for interest and income taxes, net of refunds, was as follows:

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
Interest paid, net of capitalized interest	$233,468	$184,093	$ 93,288
Income taxes paid, net of refunds	271,418	372,025	147,973

6. Inventories

Inventories by category were as follows:

	December 31, 2008	December 31, 2007
	(In thousands)	
Raw materials, components and supplies	$ 430,352	$ 373,383
Work in process	152,864	118,407
Finished goods	1,505,126	1,115,894
	$2,088,342	$1,607,684

Work in process and finished goods inventories include the cost of materials, labor and plant overhead.

7. Goodwill

Goodwill is evaluated for impairment on at least an annual basis. The Company performs its annual goodwill impairment test as of October 1. In addition, the Company updated its goodwill impairment test in December 2008 as a result of the decline in its Common Share price during the fourth quarter of 2008. The Company's 2008 impairment tests indicated goodwill was not impaired. The Company will continue to test its goodwill annually as of October 1 unless events occur or circumstances change between annual tests that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

The Company's operating segments consist of the following reporting units:

- North America — (i) United States and (ii) Canada
- Latin America
- Europe/West Africa/CIS — (i) Europe, (ii) West Africa and (iii) Russia/CIS
- Middle East/North Africa/Asia — (i) Middle East/North Africa and (ii) Asia Pacific

The changes in the carrying amount of goodwill for the two years ended December 31, 2008 were as follows:

	North America	Middle East/ North Africa/ Asia	Europe/ West Africa/ CIS	Latin America	Total
			(In thousands)		
As of December 31, 2006	$1,759,086	$595,310	$ 499,686	$146,507	$3,000,589
Acquisitions	33,497	3,131	161,840	1,087	199,555
Disposals	(19,626)	—	(5,523)	—	(25,149)
Purchase price and other adjustments	(153)	374	1,060	4,494	5,775
Foreign currency translation	145,607	6,006	21,370	4,737	177,720
As of December 31, 2007	1,918,411	604,821	678,433	156,825	3,358,490
Acquisitions	86,037	99,456	169,941	155,098	510,532
Disposals	(4,380)	—	(1,435)	(27)	(5,842)
Purchase price and other adjustments	5,299	(15,847)	5,950	7,766	3,168
Foreign currency translation	(191,657)	(12,872)	(117,959)	(12,945)	(335,433)
As of December 31, 2008	$1,813,710	$675,558	$ 734,930	$306,717	$3,530,915

8. Other Intangible Assets, Net

The components of intangible assets were as follows:

	December 31, 2008			December 31, 2007		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
	(In thousands)					
Acquired technology	$377,393	$ (67,281)	$310,112	$344,765	$ (52,769)	$291,996
Licenses	243,741	(87,624)	156,117	238,153	(75,414)	162,739
Patents	172,754	(58,410)	114,344	134,217	(50,644)	83,573
Customer relationships and contracts	98,428	(19,614)	78,814	51,837	(13,044)	38,793
Other	78,024	(35,928)	42,096	55,334	(35,436)	19,898
	$970,340	$(268,857)	$701,483	$824,306	$(227,307)	$596,999

Intangibles obtained through acquisitions are initially recorded at estimated fair value based on preliminary information. Final evaluations are obtained within one year from the date of acquisition. During 2008, the Company allocated value to the intangible assets acquired in the acquisition of ILI based on a valuation performed by a third party. The Company allocated approximately $100 million to acquired technology and approximately $40 million to customer relationships. The acquired technology and customer relationships are being amortized over estimated useful lives of 3-15 years.

The Company has trademarks that are considered to have indefinite lives as the Company has the ability and intent to renew indefinitely. These trademarks had a carrying value of $16 million and $11 million as of December 31, 2008 and December 31, 2007, respectively, and are included in the Other caption in the table above.

Amortization expense was $63 million, $54 million and $50 million for the years ended December 31, 2008, 2007 and 2006, respectively. Future estimated amortization expense for the carrying amount of intangible assets as of December 31, 2008 is expected to be as follows (in thousands):

2009	$71,993
2010	70,626
2011	68,808
2012	67,265
2013	65,966

9. Short-term Borrowings and Current Portion of Long-term Debt

	December 31, 2008	December 31, 2007
	(In thousands)	
Revolving credit facility	$1,068,000	$491,000
Commercial paper program	127,884	191,621
Other short-term bank loans	44,205	80,025
Total short-term borrowings	1,240,089	762,646
Current portion of long-term debt	15,858	11,574
Short-term borrowings and current portion of long-term debt	$1,255,947	$774,220
Weighted average interest rate on short-term borrowings outstanding at end of year	1.07%	5.39%

The Company maintains a $1.5 billion revolving credit agreement with a syndicate of banks. In March 2008, the Company entered into an additional $250 million revolving credit facility. These lending facilities allow for a combination of borrowings, support of the Company's commercial paper program and issuances of letters of credit and both mature in May 2011. In October 2008, the Company entered into an additional $550 million in revolving credit facilities. These facilities allow for a combination of borrowings and issuances of letters of credit and mature in October 2009. The weighted average interest rate on outstanding borrowings of these facilities at December 31, 2008 was 0.9%. There were $53 million in outstanding letters of credit under these facilities at December 31, 2008.

These borrowing facilities require the Company to maintain a debt-to-capitalization ratio of less than 60% and contain other covenants and representations customary for an investment-grade commercial credit. The Company was in compliance with these covenants at December 31, 2008.

The Company has a $1.5 billion commercial paper program under which it may from time to time issue short-term unsecured notes. The commercial paper program is supported by the Company's revolving credit facilities. The weighted average interest rate related to outstanding commercial paper issuances at December 31, 2008 was 1.3%.

The Company has short-term borrowings with various domestic and international institutions pursuant to uncommitted facilities. At December 31, 2008, the Company had $44 million in short-term borrowings under these arrangements with a weighted average interest rate of 4.2%. In addition, the Company had $220 million of letters of credit and bid and performance bonds under these uncommitted facilities.

The Company's short-term borrowings approximate their fair value as of December 31, 2008 and 2007.

10. Long-term Debt

	December 31,	
	2008	2007
	(In thousands)	
6.625% Senior Notes due 2011	$ 354,286	$ 355,619
5.95% Senior Notes due 2012	599,153	598,940
5.15% Senior Notes due 2013	510,833	—
4.95% Senior Notes due 2013	253,959	254,681
5.50% Senior Notes due 2016	348,859	348,732
6.35% Senior Notes due 2017	599,576	599,539
6.00% Senior Notes due 2018	497,512	—
6.50% Senior Notes due 2036	595,824	595,772
6.80% Senior Notes due 2037	298,171	298,150
7.00% Senior Notes due 2038	498,318	—
Foreign bank and other debt denominated in foreign currencies	16,046	18,098
Capital lease obligations	6,012	8,378
Other	1,564	—
	4,580,113	3,077,909
Less amounts due in one year	15,858	11,574
Long-term debt	$4,564,255	$3,066,335

The following is a summary of scheduled long-term debt maturities by year (in thousands):

2009	$ 15,858
2010	10,806
2011	358,256
2012	605,009
2013	750,533
Thereafter	2,839,651
	$4,580,113

In March 2008, the Company completed a $1.5 billion long-term debt offering comprised of (i) $500 million of 5.15% Senior Notes due in 2013 ("5.15% Senior Notes"), (ii) $500 million of 6.00% Senior Notes due 2018 ("6.00% Senior Notes") and (iii) $500 million of 7.00% Senior Notes due 2038 ("7.00% Senior Notes"). Interest on these notes is due semi-annually on March 15 and September 15 of each year. The estimated fair value at December 31, 2008 of the 5.15% Senior Notes, the 6.00% Senior Notes, and the 7.00% Senior Notes was $463 million, $456 million and $394 million, respectively.

In June 2007, the Company completed a $1.5 billion long-term debt offering comprised of (i) $600 million of 5.95% senior notes due 2012 ("5.95% Senior Notes"), (ii) $600 million of 6.35% senior notes due 2017 ("6.35% Senior Notes") and (iii) $300 million of 6.80% senior notes due 2037 ("6.80% Senior Notes"). Interest on these notes are due payable semi-annually on June 15 and December 15 of each year. The estimated fair value at December 31, 2008 of the 5.95% Senior Notes, the 6.35% Senior Notes and the 6.80% Senior Notes was $585 million, $513 million and $227 million, respectively.

In August 2006, the Company completed an offering of $600 million senior notes at a coupon rate of 6.50% ("6.50% Senior Notes") with a maturity in August 2036. The interest on the notes is payable semi-annually in arrears on February 1 and August 1 of each year. The estimated fair value of the 6.50% Senior Notes was $495 million as of December 31, 2008.

In February 2006, the Company completed an offering of $350 million senior notes at a coupon rate of 5.50% ("5.50% Senior Notes") with a maturity in February 2016. The interest on the notes is payable semi-annually in arrears on February 15 and August 15 of each year. As evidenced by market transactions, the estimated fair value of the 5.50% Senior Notes was $306 million as of December 31, 2008.

In October 2003, the Company completed a public offering of $250 million of 4.95% Senior Notes due 2013 ("4.95% Senior Notes"). The interest on the notes is payable semi-annually in arrears on April 15 and October 15 of each year. The estimated fair value of the 4.95% Senior Notes was $213 million as of December 31, 2008.

In November 2001, the Company completed a private placement of $350 million of 6.625% Senior Notes due 2011 ("6.625% Senior Notes"). The interest on the notes is payable semi-annually in arrears on May 15 and November 15 of each year. The estimated fair value of the 6.625% Senior Notes was $330 million as of December 31, 2008.

The following is a recap of the annualized effective rates on the Company's long-term debt. The effective rate is determined after giving consideration to all derivative activity and amortization of original issue discount (See Note 11).

	Year Ended December 31, 2008	Year Ended December 31, 2007
6.625% Senior Notes due 2011	6.2%	6.3%
5.95% Senior Notes due 2012	6.0%	6.0%
4.95% Senior Notes due 2013	4.8%	4.8%
5.15% Senior Notes due 2013	5.1%	—
5.50% Senior Notes due 2016	5.5%	5.5%
6.35% Senior Notes due 2017	6.4%	6.4%
6.00% Senior Notes due 2018	6.0%	—
6.50% Senior Notes due 2036	6.5%	6.5%
6.80% Senior Notes due 2037	6.8%	6.8%
7.00% Senior Notes due 2038	7.1%	—

11. Derivative Instruments

Interest Rate Swaps

The Company uses interest rate swaps to help mitigate exposures related to short-term interest rates. Amounts received upon termination of the swaps represent the fair value of the agreements at the time of termination and are recorded as an adjustment to the carrying value of the related debt. These amounts are being amortized as a reduction to interest expense over the remaining term of the debt.

Upon completion of the long-term debt offering in March 2008, the Company entered into interest rate swap agreements on an aggregate notional amount of $500 million against its 5.15% Senior Notes. These agreements were terminated in December 2008. As a result of these terminations, the Company received cash proceeds, net of accrued interest, of $12 million. The gain associated with these interest rate swap terminations has been deferred and will be amortized over the remaining term of the 5.15% Senior Notes. As of December 31, 2008 and 2007, the Company had net unamortized gains of $21 million and $12 million, respectively, associated with interest rate swap terminations.

Cash Flow Hedges

In March 2008, the Company entered into interest rate derivative instruments for a notional amount of $500 million to hedge projected exposures to interest rates in anticipation of the 7.00% Senior Notes issued in March 2008. Those hedges were terminated at the time of the issuance. The Company paid a cash settlement of $13 million at termination, and the loss on these hedges is being amortized to interest expense over the life of the 7.00% Senior Notes.

Other Derivative Instruments

As of December 31, 2008 and 2007, we had several foreign currency forward contracts with notional amounts aggregating $503 million and $682 million, respectively, which were entered into to hedge exposure to currency fluctuations in various foreign currencies, including, but not limited to, the British pound sterling, the Canadian dollar, the euro and the Norwegian krone. The total estimated fair value of these contracts at December 31, 2008 resulted in a liability of approximately $2 million and at December 31, 2007, resulted in an asset of approximately

$2 million. These derivative instruments were not designated as hedges and the changes in fair value of the contracts are recorded each period in current earnings.

In addition, after the closing of the acquisition of Precision Energy Services and Precision Drilling International, the Company entered into a series of cross-currency swaps between the U.S. dollar and Canadian dollar to hedge certain exposures to the Canadian dollar created as a result of the acquisition. At December 31, 2008 and 2007, the Company had notional amounts outstanding of $280 million and $364 million, respectively. The total estimated fair value of these contracts at December 31, 2008 and 2007 resulted in an asset of $1 million and a liability of $74 million, respectively. These derivative instruments were not designated as hedges and the changes in fair value of the contracts are recorded each period in current earnings.

Effective January 1, 2008, the Company adopted SFAS No. 159. SFAS No. 159 *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS No. 159") permits entities to choose to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis (the fair value option) with changes in fair value reported in earnings. The Company already recorded derivative contracts and hedging activities at fair value in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended. The adoption of SFAS No. 159 had no impact on the financial statements as the Company did not elect the fair value option for any other financial instruments or certain other assets and liabilities.

Effective January 1, 2008, the Company adopted SFAS No. 157, as it relates to financial assets and financial liabilities. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, *Effective Date of FASB Statement No. 157,* which delayed the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on at least an annual basis, until January 1, 2009 for calendar year-end entities. Accordingly, the Company will defer the adoption of SFAS No. 157 for its nonfinancial assets and nonfinancial liabilities until January 1, 2009.

SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principals and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. The adoption of SFAS No. 157, as it relates to financial assets, had no impact on the Company's consolidated financial position, results of operations and cash flows. The Company is currently evaluating the potential impact of SFAS No. 157, as it relates to nonfinancial assets and nonfinancial liabilities, on its consolidated financial position, results of operations and cash flows.

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes a fair value hierarchy that distinguishes between market participant assumptions developed based on market data obtained from independent sources (observable inputs) and an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1— Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2— Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3— Inputs that are both significant to the fair value measurement and unobservable.

In accordance with SFAS No. 157, the following table presents the Company's assets and liabilities that are measured and recognized at fair value on a recurring basis classified under the appropriate level of the fair value hierarchy as of December 31, 2008:

	December 31, 2008			
	Level 1	Level 2	Level 3	Total
	(In thousands)			
Assets:				
Derivative contracts	$—	$1,455	$—	$1,455
Liabilities:				
Derivative contracts	—	2,233	—	2,233

12. Shareholders' Equity

Authorized Shares

The Company is authorized to issue 1,000,000,000 Common Shares and 10,000,000 undesignated preferred shares, $1.00 par value. As of December 31, 2008, no preferred shares have been issued.

Share Repurchase Program

In December 2005, the Company's Board of Directors approved a share repurchase program under which the Company can spend up to $1 billion to repurchase Company's outstanding Common Shares. Pursuant to this program, the Company purchased approximately 10 million and 25 million Common Shares during the years ended December 31, 2007 and 2006, at an average price per share of $24.08 and $21.90, respectively. No shares were repurchased during the year ended December 31, 2008. As of December 31, 2008, the Company had $205 million available under this authorization to repurchase shares.

Warrant

On February 28, 2002, the Company issued Shell Technology Ventures Inc. a warrant to purchase up to 12.9 million Common Shares at a price of $15.00 per share. Effective July 12, 2006, this agreement was amended and restated to reflect, among other things, changes in the Company's capital structure. The warrant remains exercisable until February 28, 2012 and is subject to adjustment for changes in the Company's capital structure or the issuance of dividends in cash, securities or property. Upon exercise by the holder, settlement may occur through physical delivery, net share settlement, net cash settlement or a combination thereof. The net cash settlement option upon exercise is at the sole discretion of the Company. In addition, the amended and restated warrant no longer contains a conversion feature, which previously allowed the warrant holder to convert the warrant into Common Shares. The amendment did not affect the accounting or classification of the warrant.

13. Share-Based Compensation Plans

Incentive Plan

In May 2006, shareholders voted to approve the Weatherford International Ltd. 2006 Omnibus Incentive Plan ("Omnibus Plan") previously adopted by the Board of Directors in February 2006. The Omnibus Plan provides for awards of options, stock appreciation rights, restricted share awards ("RSA"), restricted share units ("RSU"), performance share awards, performance unit awards, other share-based awards and cash-based awards to any employee or non-employee director of the Company or any of its affiliates. All future issuances of share-based awards will be made from the Omnibus Plan. The provisions of each award will vary based on the type of award granted and will be specified by the Compensation Committee of the Board of Directors. Those awards, such as options and SARs, that are based on a specific contractual term will be granted with a term not to exceed ten years. The terms of the issuances to date under the Omnibus Plan are consistent with awards previously granted. Under the

Omnibus Plan, there are 20 million Common Shares available for grant. As of December 31, 2008, approximately eight million shares were available for grant under the plan. To date, only options, restricted shares and restricted share units have been granted under the Omnibus Plan.

The options granted under the Omnibus Plan are granted with an exercise price equal to or greater than the fair market value of the Common Shares at the time the option is granted. The Company values and recognizes the options and restricted shares and restricted share units similar to the awards previously granted under the Company's other share-based payment plans.

Stock Option Plans

The Company has a number of stock option plans pursuant to which directors, officers and key employees have been granted options to purchase Common Shares at the fair market value on the date of grant.

The Company has in effect a 1991 Employee Stock Option Plan ("1991 ESO Plan"), a 1992 Employee Stock Option Plan ("1992 ESO Plan") and a 1998 Employee Stock Option Plan ("1998 ESO Plan"). Stock options generally vest after one to four years following the date of grant and expire after ten to fourteen years from the date of grant. Subsequent to the approval of the Company's Omnibus Plan in May 2006, future grants under these plans have been suspended.

Restricted Share Plan

The Restricted Share Plan provides for the granting of RSAs or RSUs, the vesting of which is subject to conditions and limitations established at the time of the grant. Upon the grant of an RSA, the participant has the rights of a shareholder, including but not limited to the right to vote such shares and the right to receive any dividends paid on such shares. Recipients of RSU awards will not have the rights of a shareholder of the Company until such date as the Common Shares are issued or transferred to the recipient. Key employees, directors and persons providing material services to the Company may be eligible for participation in the Restricted Share Plan. Subsequent to the approval of the Company's Omnibus Plan in May 2006, future RSA and RSU grants under this plan have been suspended.

RSAs and RSUs vest based on continued employment, and vesting generally occurs over a two to five-year period, with an equal amount of the restricted shares vesting on each anniversary of the grant date or with 50% of the shares vesting after two years and the remaining portion vesting in the fourth year.

The fair value of RSAs and RSUs is determined based on the closing price of the Company's shares on the grant date. The total fair value, less assumed forfeitures, is amortized to expense on a straight-line basis over the vesting period.

Executive Deferred Compensation Plan

Under the Company's Executive Deferred Compensation Stock Ownership Plan (the "EDC Plan"), a portion of the compensation for certain key employees of the Company, including officers and employee directors, can be deferred for payment after retirement or termination of employment. The Company has established a grantor trust to fund the benefits under the EDC Plan. The funds provided to such trust are invested by a trustee independent of the Company in Common Shares, which are purchased by the trustee on the open market. The assets of the trust are available to satisfy the claims of all general creditors of the Company in the event of bankruptcy or insolvency. Accordingly, the Common Shares held by the trust and the liability of the Company under the EDC Plan are included in the accompanying Consolidated Balance Sheets as Treasury Shares, Net. Effective December 31, 2008, the Company suspended the EDC Plan. While the plan is suspended, no new participants may join the plan and no further deferrals of compensation or matching contributions will be made under the plan unless and until the Company's Board of Directors determines otherwise.

Share-Based Compensation Expense and Activity

The Company recognized the following employee share-based compensation expense during the years ended December 31, 2008, 2007 and 2006:

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
Share-based compensation	$101,416	$64,901	$62,739
Related tax benefit	35,496	22,715	21,959

The Company uses the Black-Scholes option pricing model to determine the fair value of options award on the date of grant. The estimated fair value of the options is amortized to expense on a straight-line basis over their vesting period. The specific assumptions used in determining the fair values for option grants during the years ended 2007 and 2006 are discussed in more detail below and are noted in the following table. There were no stock options granted in 2008.

The expected volatility of options granted in 2007 was determined using a blended rate based upon implied volatility calculated on actively traded options on the Company's common shares and upon the historical volatility of its common shares. The expected volatility of options granted in 2006 and 2005 was based upon the historical volatility of the Company's common stock. The risk-free interest rate is determined based upon the interest rate on a U.S. Treasury Bill with a term equal to the expected life of the option at the time the option was granted. In estimating the expected lives of the stock options, the Company has relied primarily on actual experience with previous stock option grants. The expected life is less than the term of the option as option holders, in our experience, exercise or forfeit the options during the term of the option.

	Year Ended December 31,	
	2007	2006
Expected volatility	31.0%	36.2%
Expected dividends	—	—
Expected term (in years)	5.0	5.0
Risk-free rate	4.5%	4.7%

A summary of option activity under the stock option plans as of December 31, 2008, and changes during the year then ended is presented below:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
			(In years)	(In thousands)
Outstanding at January 1, 2008	15,555,208	$ 8.08		
Granted	—	—		
Exercised	(1,487,939)	6.71		
Forfeited	(72,000)	25.34		
Outstanding at December 31, 2008	13,995,269	8.14	5.91	$49,559
Vested or Expected to Vest at December 31, 2008	13,995,269	8.14	5.91	49,559
Exercisable at December 31, 2008	13,118,969	7.32	5.81	49,559

The weighted-average grant date fair value of options granted during the years ended December 31, 2007 and 2006 was $7.16 and $8.78, respectively. There were no options granted during 2008. The intrinsic value of options exercised during 2008, 2007 and 2006 was $46 million, $110 million and $146 million, respectively. As of December 31, 2008, there was $4 million of total unrecognized compensation cost related to the Company's unvested stock options and that cost is expected to be recognized over a weighted-average period of 2 years.

A summary of the status of the Company's non-vested RSAs and RSUs issued under its Restricted Share Plan and Omnibus Plan as of December 31, 2008 and changes during the year then ended, is presented below:

	RSA	Weighted-Average Grant Date Fair Value	RSU	Weighted-Average Grant Date Fair Value
Non-Vested at January 1, 2008	4,994,854	$19.52	3,696,900	$21.25
Granted	3,619,970	32.95	3,493,204	32.13
Vested	(788,327)	14.94	(453,282)	17.61
Forfeited	(447,649)	24.86	(623,948)	22.86
Non-Vested at December 31, 2008	7,378,848	26.16	6,112,874	27.40

The weighted-average grant date fair value of RSAs and RSUs granted during the years ended 2008, 2007 and 2006 was $32.55, $25.42 and $21.82, respectively. The total fair value of RSAs and RSUs vested during the years ended 2008, 2007 and 2006 was $40 million, $156 million and $47 million, respectively. As of December 31, 2008, there was $247 million of total unrecognized compensation cost related to non-vested RSAs and RSUs, which is expected to be recognized over a weighted-average period of 2 years.

14. Retirement and Employee Benefit Plans

The Company has defined contribution plans covering certain employees. Contribution expenses related to these plans totaled $32 million, $29 million and $22 million in 2008, 2007 and 2006, respectively.

The Company has defined benefit pension and other post-retirement benefit plans covering certain U.S. and international employees. Plan benefits are generally based on factors such as age, compensation levels and years of service. The Company has a SERP which provides pension benefits to certain executives upon retirement. This plan is a nonqualified, unfunded retirement plan and in order to meet its future benefit obligations under the SERP, the Company maintains life insurance policies on the lives of the participants. These policies are not included as plan assets nor in the funded status amounts in the table below. The Company is the sole owner and beneficiary of such policies.

Effective December 31, 2006, the Company adopted Statement No. 158, *Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)* ("SFAS No. 158"), which requires recognition of the overfunded or underfunded status of an entity's defined benefit or postretirement plan as an asset or liability in the financial statements, requires the measurement of defined benefit or postretirement plan assets and obligations as of the end of the employer's fiscal year, and requires recognition of the previously deferred portion of defined benefit or postretirement plans in other comprehensive income.

The changes in benefit obligations were as follows:

	Year Ended December 31,			
	2008		2007	
	United States	International	United States	International
	(In thousands)			
Benefit obligation at beginning of year	$115,585	$189,193	$ 94,307	$153,940
Service cost	2,879	13,557	2,642	11,308
Interest cost	6,017	9,905	5,391	8,189
Plan participants' contributions	—	3,547	—	3,436
Business combinations	—	—	—	2,483
Amendments	—	(553)	2,901	152
Curtailments	—	—	(2,010)	—
Settlements	(12,001)	(2,116)	(8,606)	(42)
Actuarial (gain)/loss	10,691	(22,099)	21,887	7,606
Currency fluctuations	—	(43,060)	—	7,325
Benefits paid	(1,249)	(4,966)	(927)	(5,204)
Benefit obligation at end of year	$121,922	$143,408	$115,585	$189,193

The changes in plan assets were as follows:

	Year Ended December 31,			
	2008		2007	
	United States	International	United States	International
	(In thousands)			
Fair value of plan assets at beginning of year	$ 10,518	$142,919	$ 12,023	$120,447
Actual return on plan assets	(2,816)	(23,760)	821	7,079
Employer contribution	535	14,408	1,079	11,371
Plan participants' contributions	—	3,547	—	3,436
Business combinations	—	—	—	1,338
Settlements	—	(1,984)	(2,478)	(42)
Currency fluctuations	—	(34,123)	—	4,054
Benefits paid	(1,141)	(4,414)	(927)	(4,764)
Fair value of plan assets at end of year	7,096	96,593	10,518	142,919
Funded status	$(114,826)	$ (46,815)	$(105,067)	$ (46,274)

The amounts recognized in the Consolidated Balance Sheets were as follows:

	Year Ended December 31,			
	2008		2007	
	United States	International	United States	International
	(In thousands)			
Noncurrent assets	$ —	$ —	$ —	$ 136
Current liabilities	(8,671)	(494)	(12,075)	—
Noncurrent liabilities	(106,155)	(46,321)	(92,992)	(46,410)

Amounts in accumulated other comprehensive income that have not yet been recognized as components of net periodic benefit cost were as follows:

	Year Ended December 31,			
	2008		2007	
	United States	International	United States	International
	(In thousands)			
Net loss	$57,888	$20,796	$53,177	$16,297
Net prior service costs (credit)	15,358	(755)	17,191	(1,271)
Net transition asset	—	(20)	—	(25)
Total accumulated other comprehensive income	$73,246	$20,021	$70,368	$15,001

The accumulated benefit obligation for defined benefit pension plans was $79 million and $84 million at December 31, 2008 and 2007, respectively, for the U.S. plans and $129 million and $173 million at December 31, 2008 and 2007, respectively, for the international plans.

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets or accumulated benefit obligations in excess of plan assets as of December 31, 2008 and 2007 were as follows:

	2008		2007	
	United States	International	United States	International
	(In thousands)			
Plans with projected benefit obligation in excess of plan assets:				
Projected benefit obligation	$121,922	$143,156	$115,585	$185,963
Fair value of plan assets	7,096	96,162	10,518	139,281
Plans with accumulated benefit obligation in excess of plan assets:				
Accumulated benefit obligation	78,727	128,474	84,034	151,352
Fair value of plan assets	7,096	96,162	10,518	117,816

The components of net periodic benefit cost during the years ended December 31, 2008, 2007 and 2006 were as follows:

	2008		2007		2006	
	United States	International	United States	International	United States	International
	(In thousands)					
Service cost	$ 2,879	$13,557	$ 2,642	$11,308	$ 2,301	$ 9,694
Interest cost	6,017	9,905	5,391	8,189	4,154	6,575
Expected return on plan assets	(687)	(8,700)	(744)	(8,003)	(765)	(6,126)
Amortization of transition asset	—	(4)	—	(4)	—	(4)
Amortization of prior service cost (credit)	1,833	(47)	2,108	(87)	2,234	(104)
Settlements/curtailments	5,621	(126)	1,548	4	6,848	—
Amortization of net loss	3,862	319	4,224	208	1,807	549
Net periodic benefit cost	$19,525	$14,904	$15,169	$11,615	$16,579	$10,584

Other changes in plan assets and benefit obligations recognized in other comprehensive income during the years ended December 31, 2008 and 2007 were as follows:

	2008		2007	
	United States	International	United States	International
	(In thousands)			
New Activity:				
Net loss for the year	$14,194	$10,747	$19,799	$8,525
Net prior service cost for the year	—	90	2,901	152
Reclassification Adjustments:				
Net loss	(9,483)	(193)	(3,891)	(212)
Prior service credit (cost)	(1,833)	47	(3,989)	87
Transition asset	—	4	—	4
Total other comprehensive income:	$ 2,878	$10,695	$14,820	$8,556

Amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost in 2009 are as follows:

	United States	International
	(In thousands)	
Net loss	$4,312	$602
Prior service costs (credit)	1,833	(40)
Transition asset	—	(4)

Prior service costs are amortized using an alternative straight-line method over the average remaining service period of employees expected to receive plan benefits.

Assumed long-term rates of return on plan assets, discount rates and rates of compensation increases vary for the different plans according to the local economic conditions.

The weighted average assumption rates used for benefit obligations were as follows:

	Year Ended December 31,	
	2008	2007
Discount rate:		
United States plans	5.75 - 6.25%	5.00 - 6.00%
International plans	2.10 - 6.00	1.94 - 8.10
Rate of compensation increase:		
United States plans	8.00	8.00
International plans	2.00 - 5.15	2.00 - 6.50

The weighted average assumption rates used for net periodic benefit costs were as follows:

	Year Ended December 31,		
	2008	2007	2006
Discount rate:			
United States plans	5.75 - 6.00%	5.00 - 5.50%	5.00 - 5.50%
International plans	1.94 - 5.60	1.90 - 6.60	2.00 - 5.80
Expected return on plan assets:			
United States plans	7.00	5.00 - 7.00	5.00 - 7.00
International plans	4.20 - 7.34	4.00 - 6.82	4.00 - 7.50
Rate of compensation increase:			
United States plans	8.00	8.00	6.00
International plans	2.00 - 4.77	2.00 - 6.50	2.00 - 6.08

In determining the overall expected long-term rate of return for plan assets, the Company takes into consideration the historical experience as well as future expectations of the asset mix involved. As different investments yield different returns, each asset category must be reviewed individually and then weighted for significance in relation to the total portfolio.

The weighted average asset allocations at December 31, 2008 and 2007, by asset category were as follows:

	2008		2007	
	United States	International	United States	International
Equity	58%	62%	59%	73%
Debt securities	42	23	40	18
Other	—	15	1	9
Total	100%	100%	100%	100%

In the U.S., the Company's investment strategy includes a balanced approach with target allocation percentages of 60% equity investments and 40% fixed income investments. For the international plans, the assets are invested primarily in equity investments as they are expected to provide a higher long-term rate of return. The Company's pension investment strategy worldwide prohibits a direct investment in its own stock.

In 2009, the Company expects to contribute less than $1 million in the U.S. and $10 million internationally to its pension and other postretirement benefit plans. In addition, the following benefit payments, which reflect expected future service and anticipated settlements, as appropriate, are expected to be paid (in thousands):

	United States	International
2009	$ 9,736	$ 2,407
2010	9,102	1,559
2011	9,338	3,253
2012	9,159	2,854
2013	12,388	3,183
2014 - 2018	70,712	31,331

15. Income Taxes

The components of Income from Continuing Operations Before Income Taxes and Minority Interest were as follows:

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
Domestic	$ 533,942	$ 512,275	$ 536,440
Foreign	1,155,972	932,211	702,469
	$1,689,914	$1,444,486	$1,238,909

The Company's income tax benefit (provision) from continuing operations consisted of the following:

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
Current:			
U.S. federal and state income taxes	$ (96,549)	$(132,182)	$ (82,177)
Foreign	(233,704)	(171,705)	(190,883)
Total current	(330,253)	(303,887)	(273,060)
Deferred:			
U.S. federal	37,045	(47,990)	(78,819)
Foreign	4,397	19,117	30,406
Total deferred	41,442	(28,873)	(48,413)
	$(288,811)	$(332,760)	$(321,473)

The difference between the tax (provision) benefit at the statutory federal income tax rate and the tax (provision) benefit attributable to Income from Continuing Operations Before Income Taxes and Minority Interest for the three years ended December 31, 2008 is analyzed below:

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
Statutory federal income tax rate	$(591,470)	$(505,571)	$(433,618)
Effect of state income tax, net and alternative minimum tax	(11,177)	(8,957)	(1,910)
Effect of domestic non-deductible expenses	(2,510)	(5,295)	2,397
Change in valuation allowance	(4,574)	(6,662)	(8,395)
Effect of foreign income tax, net	332,332	204,470	99,291
Change in income tax reserve	(9,302)	(5,425)	7,500
Other	(2,110)	(5,320)	13,262
	$(288,811)	$(332,760)	$(321,473)

During 2008, the Company recorded a benefit of approximately $100 million related to foreign taxes paid that will be used to reduce its future United States tax liability. This adjustment is presented in effect of foreign income tax, net.

During 2006, the Company recorded a benefit of $26 million related to the favorable settlement of certain foreign income tax exposures. This adjustment is presented in effect of foreign income tax, net.

During 2006, the Company completed an analysis of book and tax basis differences in its major tax paying jurisdictions and, as a result, recorded a tax benefit of $13 million, of which, $5 million is presented in effect of foreign income tax, net and $8 million is presented in other. In addition, during 2006, the Company recorded $11 million of benefits related to certain prior year foreign income tax returns. This adjustment is presented in effect of foreign income tax, net. The Company recorded a $20 million benefit related to its prior year domestic income tax returns during 2006. Of this benefit, $15 million is presented in effect of foreign income tax, net and $5 million is presented in other. The Company assessed these adjustments and concluded that these adjustments were immaterial, individually and in the aggregate, to the Company's prior years' results of operations.

Deferred tax assets and liabilities are recognized for the estimated future tax effects of temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. The measurement of deferred tax assets and liabilities is based on enacted tax laws and rates currently in effect in each of the jurisdictions in which the Company has operations.

Deferred tax assets and liabilities are classified as current or non-current according to the classification of the related asset or liability for financial reporting. The components of the net deferred tax asset (liability) attributable to continuing operations were as follows:

	December 31,	
	2008	2007
	(In thousands)	
Deferred tax assets:		
Domestic and foreign operating losses	$ 118,519	$ 109,898
Accrued liabilities and reserves	180,476	173,855
Tax credits	127,331	34,343
Other differences between financial and tax basis	76,519	63,626
Differences between financial and tax basis inventory	32,596	51,590
Valuation allowance	(68,853)	(61,626)
Total deferred tax assets	466,588	371,686
Deferred tax liabilities:		
Property, plant and equipment	(180,852)	(156,073)
Goodwill and other intangibles	(188,883)	(181,626)
Unremitted foreign earnings	(1,046)	(18,787)
Other differences between financial and tax basis	(31,201)	(10,555)
Total deferred tax liabilities	(401,982)	(367,041)
Net deferred tax assets	$ 64,606	$ 4,645

The overall increase in the valuation allowance in 2008 is primarily attributable to the establishment of a valuation allowance against net operating losses ("NOLs") in various jurisdictions. Management's assessment is that the character and nature of future taxable income may not allow the Company to realize the tax benefits of the NOLs and tax credits within the allowable carryforward period. Therefore, an appropriate valuation allowance has been made.

The Company has provided additional taxes for the anticipated repatriation of earnings of its foreign subsidiaries where Management has determined that the foreign subsidiaries earnings are not indefinitely reinvested. For foreign subsidiaries whose earnings are indefinitely reinvested, no provision for U.S. federal and state income taxes has been provided. If the earnings were not indefinitely reinvested, the estimated tax benefit would be approximately $57 million after application of available foreign tax credits.

At December 31, 2008, the Company had approximately $392 million of NOLs, $71 million of which were generated by certain domestic subsidiaries prior to their acquisition by the Company. The use of these acquired domestic NOLs is subject to limitations imposed by the Internal Revenue Code and is also restricted to the taxable income of the subsidiaries generating these losses. Loss carryforwards, if not utilized, will expire at various dates from 2008 through 2028.

At December 31, 2008, the Company had approximately $113 million of foreign tax credits available to offset future payments of federal income taxes. The foreign tax credits expire in varying amounts through 2018.

The Company adopted the provisions of FIN No. 48 on January 1, 2007. The total amount of unrecognized tax benefits as of the date of adoption was $34 million. As a result of the implementation of FIN No. 48, the Company recognized a $1.1 million increase in the liability for unrecognized tax benefits accounted for as a $0.3 million increase to retained earnings (cumulative effect) and a $1.4 million increase to goodwill.

A tabular reconciliation of the total amounts of unrecognized tax benefits at the beginning and end of the period is as follows (in thousands):

Balance at January 1, 2008	$37,805
Additions as a result of tax positions taken during a prior period	8,904
Reductions as a result of tax positions taken during a prior period	(71)
Additions as a result of tax positions taken during the current period	1,391
Reductions relating to settlements with taxing authorities	(2,767)
Reductions as a result of a lapse of the applicable statute of limitations	—
Balance at December 31, 2008	$45,262

Included in the balance of unrecognized benefits at December 31, 2008, are $38 million of tax benefits that, if recognized in future periods, would impact the Company's effective tax rate. Also included in the balance of unrecognized tax benefits at December 31, 2008 are $7 million of tax benefits that, if recognized, would result in a decrease to goodwill in purchase business combinations.

To the extent penalties and interest would be assessed on any underpayment of income tax, such amounts have been accrued and classified as a component of income tax expense in the financial statements. This is an accounting policy election made by the Company that is a continuation of the Company's historical policy and will continue to be consistently applied in the future. The Company recognized $2 million of expense relating to interest for the period ended December 31, 2008. The Company's expense recognized relating to penalties for the period ended December 31, 2008 was immaterial. As of December 31, 2008, the Company has accrued $11 million of interest and $3 million of penalties related to unrecognized tax benefits.

The Company is subject to income tax in many of the approximately 100 countries where it operates including major operations in the United States, the United Kingdom, and Canada. Many of the Company's subsidiaries are open to examination in the United Kingdom and Canada dating from 1997 and 1998, respectively through December 31, 2008. The Company is open to examination in the United States for tax years ended December 31, 2004 through December 31, 2007.

The Company does not anticipate a significant change in the balance of unrecognized tax benefits within the next 12 months.

16. Disputes, Litigation and Contingencies

U.S. Government and Internal Investigations

We are currently involved in government and internal investigations involving various of our operations. We participated in the United Nations oil-for-food program governing sales of goods and services into Iraq. The SEC has subpoenaed certain documents in connection with an investigation into our participation in the oil-for-food program. The U.S. Department of Justice is also conducting an investigation of our participation in the oil-for-food program. We are cooperating fully with these investigations. We have retained legal counsel, reporting to our audit committee, to investigate this matter. These investigations are ongoing, and we cannot anticipate the timing, outcome or possible impact of these investigations, financial or otherwise.

The U.S. Department of Commerce, Bureau of Industry & Security and the U.S. Department of Justice are investigating allegations of improper sales of products and services by us and our subsidiaries in sanctioned countries. We are cooperating fully with this investigation. We have retained legal counsel, reporting to our audit committee, to investigate this matter. This investigation is ongoing, and we cannot anticipate the timing, outcome or possible impact of the investigation, financial or otherwise.

In light of this investigation and of the current U.S. and foreign policy environment and the inherent uncertainties surrounding these countries, we decided in September 2007 to direct our foreign subsidiaries to discontinue doing business in countries that are subject to U.S. economic and trade sanctions, including Cuba, Iran, Sudan and Syria. Effective September 2007, we ceased entering into any new contracts relating to these countries and began an orderly discontinuation and winding down of our existing business in these sanctioned countries. Effective March 31, 2008, we completed our withdrawal from these countries.

With the assistance of outside counsel and in connection with U.S. government investigations and subpoenas, we are conducting investigations regarding the embezzlement of approximately $175,000 at a European subsidiary and the possible improper use of these funds, including possible payments to government officials in Europe, during the period from 2000 to 2004, and the Company's compliance with the Foreign Corrupt Practices Act and other laws worldwide. As part of these investigations, we have also uncovered potential violations of U.S. law in connection with a joint venture in Angola. These investigations are ongoing, and we cannot anticipate the timing, outcome or possible impact, if any, of the investigations, financial or otherwise. We have informed the SEC and the DOJ of these investigations, and the results of the investigations are being provided to the SEC and DOJ.

The DOJ, the SEC and other agencies and authorities have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for violations of trading sanctions laws, the Foreign Corrupt Practices Act and other federal statutes including, but not limited to, injunctive relief, disgorgement, fines, penalties and modifications to business practices and compliance programs. In recent years, these agencies and authorities have entered into agreements with, and obtained a range of penalties against, several public corporations and individuals in similar investigations, under which civil and criminal penalties were imposed, including in some cases fines and other penalties and sanctions in the tens and hundreds of millions of dollars. Under trading sanctions laws, the DOJ may also seek to impose modifications to business practices, including immediate cessation of all business activities in specific countries or other limitations that decrease our business, and modifications to compliance programs, which may increase compliance costs. In addition, our activities in sanctioned countries, such as Sudan and Iran, could result in certain investors, such as government sponsored pension funds, divesting or not investing in our common shares. Based on available information, we cannot predict what, if any, actions the DOJ, SEC or other authorities may take in our situation or the effect any such actions may have on our consolidated financial position or results of operations. To the extent we violated U.S. export regulations, fines and other penalties may be imposed. Because these matters are now pending before the indicated agencies, there can be no assurance that actual fines or penalties, if any, will not have a material adverse affect on our business, financial condition, liquidity or results of operations.

During 2008, we incurred $56 million for costs incurred in connection with our exit from sanctioned countries and $47 million in legal and professional fees incurred in connection with complying and conducting with these on-going investigations. We will have additional charges related to these matters in future periods, which costs may include labor claims, contractual claims, penalties assessed by customers, and costs, fines, taxes and penalties assessed by the local governments, but we cannot quantify those charges or be certain of the timing of them.

Other Litigation and Disputes

The Company is aware of various disputes and potential claims and is a party in various litigation involving claims against the Company, some of which are covered by insurance. Based on facts currently known, the Company believes that the ultimate liability, if any, which may result from known claims, disputes and pending litigation, would not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

17. Commitments

Operating Leases

The Company is committed under various operating lease agreements primarily related to office space and equipment. Generally, these leases include renewal provisions and rental payments, which may be adjusted for taxes, insurance and maintenance related to the property. Future minimum rental commitments under noncancelable operating leases are as follows (in thousands):

2009	$111,107
2010	48,780
2011	35,580
2012	23,862
2013	17,890
Thereafter	115,040
	$352,259

Total rent expense incurred under operating leases was approximately $188 million, $130 million and $90 million for the years ended December 31, 2008, 2007 and 2006, respectively.

18. Segment Information

Reporting Segments

The Company realigned its financial reporting segments during 2007 and now reports the following regions as separate, distinct reporting segments: (1) North America, (2) Latin America, (3) Europe/West Africa/CIS and (4) Middle East/North Africa/Asia.

Financial information by segment for each of the three years ended December 31, 2008 is summarized below. Revenues are attributable to countries based on the ultimate destination of the sale of products or performance of services. The total assets and capital expenditures for the years ended December 31, 2008, 2007 and 2006 do not include the assets or activity of the Company's discontinued operation. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

	Year Ended December 31, 2008				
	Net Operating Revenues	Income from Operations	Depreciation and Amortization	Capital Expenditures	Total Assets at December 31, 2008
			(In thousands)		
North America	$4,460,147	$1,125,199	$310,054	$ 602,876	$ 6,541,697
Middle East/North Africa/Asia	2,391,520	561,012	196,443	1,123,751	4,320,875
Europe/West Africa/CIS	1,539,190	382,772	119,957	393,532	2,641,687
Latin America	1,209,707	277,094	93,942	312,382	2,010,313
	9,600,564	2,346,077	720,396	2,432,541	15,514,572
Corporate and Research and Development	—	(327,671)	11,412	51,622	961,941
Other(a)	—	(39,857)	—	—	—
Total	$9,600,564	$1,978,549	$731,808	$2,484,163	$16,476,513

	Year Ended December 31, 2007				
	Net Operating Revenues	Income from Operations	Depreciation and Amortization	Capital Expenditures	Total Assets at December 31, 2007
			(In thousands)		
North America	$3,937,456	$1,013,088	$277,222	$ 722,277	$ 6,265,186
Middle East/North Africa/Asia	1,823,769	416,263	158,321	446,215	3,027,456
Europe/West Africa/CIS	1,188,519	293,846	86,768	230,990	2,005,391
Latin America	882,318	203,211	74,089	198,321	1,209,846
	7,832,062	1,926,408	596,400	1,597,803	12,507,879
Corporate and Research and Development	—	(271,285)	9,826	37,238	656,876
Other(b)	—	(30,787)	—	—	—
Total	$7,832,062	$1,624,336	$606,226	$1,635,041	$13,164,755

	Year Ended December 31, 2006				
	Net Operating Revenues	Income from Operations	Depreciation and Amortization	Capital Expenditures	Total Assets at December 31, 2006
			(In thousands)		
North America	$3,672,630	$1,040,647	$223,895	$ 525,248	$ 5,290,389
Middle East/North Africa/Asia	1,352,758	279,953	117,599	304,553	2,330,911
Europe/West Africa/CIS	827,343	171,798	65,540	102,259	1,272,906
Latin America	726,197	133,027	64,864	85,393	959,141
	6,578,928	1,625,425	471,898	1,017,453	9,853,347
Corporate and Research and Development	—	(244,535)	11,050	33,647	252,408
Other(c)	—	(26,203)	—	—	—
Total	$6,578,928	$1,354,687	$482,948	$1,051,100	$10,105,755

(a) The year ended December 31, 2008 is comprised of $56 million for costs incurred in connection with the Company's withdrawal from sanctioned countries, $47 million in legal and professional fees incurred in connection with the Company's on-going investigations by the U.S. government and $18 million for severance costs incurred for restructuring activities. These charges were partially offset by an $81 million gain recognized as a result of the Company selling its 50% interest in a subsidiary it controlled to Qatar Petroleum for cash consideration of $113 million.

(b) The year ended December 31, 2007 is comprised of $17 million in severance charges associated with restructuring activities and $14 million in legal and professional fees incurred in connection with the Company's on-going investigations by the U.S. government.

(c) The year ended December 31, 2006 includes charges of $26 million, which are primarily due to severance charges incurred in connection with restructuring activities.

Products and Services

The Company is a diversified international energy service and manufacturing company that provides a variety of services and equipment to the exploration, production and transmission sectors of the oil and natural gas industry. The Company operates in virtually every oil and natural gas exploration and production region in the world. The composition of the Company's consolidated revenues by product line is as follows:

	Year Ended December 31,		
	2008	2007	2006
Artificial Lift Systems	17%	18%	18%
Drilling Services	16	15	15
Well Construction	15	16	15
Drilling Tools	11	12	12
Completion Systems	10	10	10
Wireline	8	8	10
Re-entry & Fishing	7	8	8
Stimulation & Chemicals	7	6	6
Integrated Drilling	6	5	5
Pipeline & Specialty Services	3	2	1
Total	100%	100%	100%

Geographic Areas

Financial information by geographic area for each of the three years ended December 31, 2008, is summarized below. Long-lived assets are long-term assets excluding deferred tax assets of $36 million, $46 million and $34 million at December 31, 2008, 2007 and 2006, respectively.

	Revenues from Unaffiliated Customers			Long-Lived Assets		
	2008	2007	2006	2008	2007	2006
	(In thousands)					
United States	$3,392,945	$2,955,108	$2,512,840	$ 4,156,196	$3,612,886	$2,925,719
Canada	1,067,202	982,348	1,159,790	1,039,899	1,259,620	1,290,986
Other Countries	5,140,417	3,894,606	2,906,298	5,674,493	3,800,718	2,496,787
	$9,600,564	$7,832,062	$6,578,928	$10,870,588	$8,673,224	$6,713,492

19. Quarterly Financial Data (Unaudited)

	Quarter				
	First	Second	Third	Fourth	Total
	(In thousands, except per share amounts)				
2008					
Revenues	$2,195,892	$2,229,250	$2,540,796	$2,634,626	$9,600,564
Gross Profit	746,214	775,096	899,873	936,923	3,358,106
Income from Continuing Operations	284,069	364,044	370,600	348,118	1,366,831
Gain (Loss) from Discontinued Operation, Net of Tax	(19,868)	6,940	—	—	(12,928)
Net Income	264,201	370,984	370,600	348,118	1,353,903
Basic Earnings Per Share:					
Continuing Operations	$ 0.42	$ 0.53	$ 0.54	$ 0.51	$ 2.00
Discontinued Operation	(0.03)	0.01	—	—	(0.02)
Net Income	$ 0.39	$ 0.54	$ 0.54	$ 0.51	$ 1.98
Diluted Earnings Per Share:					
Continuing Operations	$ 0.41	$ 0.52	$ 0.53	$ 0.50	$ 1.96
Discontinued Operation	(0.03)	0.01	—	—	(0.02)
Net Income	$ 0.38	$ 0.53	$ 0.53	$ 0.50	$ 1.94
2007					
Revenues	$1,852,285	$1,815,945	$1,971,991	$2,191,841	$7,832,062
Gross Profit	687,929	623,477	698,744	764,302	2,774,452
Income from Continuing Operations	283,819	176,480	294,924	336,752	1,091,975
Loss from Discontinued Operation, Net of Tax	(2,247)	(11,170)	(2,211)	(5,741)	(21,369)
Net Income	281,572	165,310	292,713	331,011	1,070,606
Basic Earnings Per Share:					
Continuing Operations	$ 0.42	$ 0.26	$ 0.44	$ 0.50	$ 1.61
Discontinued Operation	—	(0.02)	(0.01)	(0.01)	(0.03)
Net Income	$ 0.42	$ 0.24	$ 0.43	$ 0.49	$ 1.58
Diluted Earnings Per Share:					
Continuing Operations	$ 0.41	$ 0.25	$ 0.42	$ 0.48	$ 1.57
Discontinued Operation	—	(0.01)	—	(0.01)	(0.03)
Net Income	$ 0.41	$ 0.24	$ 0.42	$ 0.47	$ 1.54

20. Subsequent Events

In January 2009, the Company completed a $1.25 billion long-term debt offering comprised of (i) $1 billion of 9.625% Senior Notes due in 2019 ("9.625% Senior Notes") and (ii) $250 million of 9.875% Senior Notes due in 2039 ("9.875% Senior Notes"). Net proceeds of $1.23 billion were used to repay short-term borrowings with maturities of less than one month and for general corporate purposes. Interest on these notes is due semi-annually on March 1 and September 1 of each year.

The Company anticipates that, during the first quarter of 2009, it will complete a transaction in which Weatherford Limited will become a wholly-owned subsidiary of Weatherford International Ltd., a Swiss joint-stock company ("Weatherford-Switzerland"), and holders of its common shares will receive one registered share of Weatherford Switzerland for each common share of Weatherford Limited that they hold.

21. Consolidating Financial Statements

The following obligations of Weatherford International, Inc. ("Issuer") were guaranteed by Weatherford International Ltd. ("Parent") as of December 31, 2008 and 2007: (i) the 6.625% Senior Notes, (ii) the 5.95% Senior Notes, (iii) the 6.35% Senior Notes and (iv) the 6.80% Senior Notes.

The following obligations of the Parent were guaranteed by the Issuer at December 31, 2008: (i) the revolving credit facilities, (ii) the 4.95% Senior Notes, (iii) the 5.50% Senior Notes, (iv) the 6.50% Senior Notes, (v) the 5.15% Senior Notes, (vi) the 6.00% Senior Notes, (vii) the 7.00% Senior Notes and (viii) issuances of notes under the commercial paper program.

As a result of these guarantee arrangements, the Company is required to present the following condensed consolidating financial information. The accompanying guarantor financial information is presented on the equity method of accounting for all periods presented. Under this method, investments in subsidiaries are recorded at cost and adjusted for the Company's share in the subsidiaries' cumulative results of operations, capital contributions and distributions and other changes in equity. Elimination entries relate primarily to the elimination of investments in subsidiaries and associated intercompany balances and transactions. Certain prior year amounts have been reclassified to conform to the current year presentation.

Condensed Consolidating Balance Sheet
December 31, 2008
(In thousands)

	Parent	Issuer	Other Subsidiaries	Eliminations	Consolidation
ASSETS					
Current Assets:					
Cash and Cash Equivalents	$ 24	$ 50	$ 238,324	$ —	$ 238,398
Other Current Assets	11,547	90,626	5,229,711	—	5,331,884
	11,571	90,676	5,468,035	—	5,570,282
Equity Investments in Affiliates	14,335,661	6,231,144	12,611,943	(33,178,748)	—
Shares Held in Parent	—	133,519	625,958	(759,477)	—
Intercompany Receivables, Net	1,289,507	906,534	—	(2,196,041)	—
Other Assets	59,325	184,869	10,662,037	—	10,906,231
	$15,696,064	$7,546,742	$29,367,973	$(36,134,266)	$16,476,513
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities:					
Short-term Borrowings and Current Portion of Long-term Debt	$ 781,443	$ 1,758	$ 472,746	$ —	$ 1,255,947
Accounts Payable and Other Current Liabilities	59,534	39,764	1,666,848	—	1,766,146
	840,977	41,522	2,139,594	—	3,022,093
Long-term Debt	2,701,747	1,849,428	13,080	—	4,564,255
Intercompany Payables, Net	—	—	2,196,041	(2,196,041)	—
Other Long-term Liabilities	110,627	2,502	410,987	—	524,116
	3,653,351	1,893,452	4,759,702	(2,196,041)	8,110,464
Minority Interest in Consolidated Subsidiaries	—	—	80,401	—	80,401
Shareholders' Equity	12,042,713	5,653,290	24,527,870	(33,938,225)	8,285,648
	$15,696,064	$7,546,742	$29,367,973	$(36,134,266)	$16,476,513

Condensed Consolidating Balance Sheet
December 31, 2007
(In thousands)

	Parent	Issuer	Other Subsidiaries	Eliminations	Consolidation
ASSETS					
Current Assets:					
Cash and Cash Equivalents	$ 228	$ 1,489	$ 168,997	$ —	$ 170,714
Other Current Assets	13,591	2,537	4,284,927	—	4,301,055
	13,819	4,026	4,453,924	—	4,471,769
Equity Investments in Affiliates	12,008,907	4,696,938	13,600,365	(30,306,210)	—
Shares Held in Parent	—	129,428	794,774	(924,202)	—
Intercompany Receivables, Net	(127,594)	1,233,846	—	(1,106,252)	—
Other Assets	52,031	34,186	8,632,971	—	8,719,188
	$11,947,163	$6,098,424	$27,482,034	$(32,336,664)	$13,190,957
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities:					
Short-term Borrowings and Current Portion of Long-term Debt	$ 582,389	$ 24,854	$ 166,977	$ —	$ 774,220
Accounts Payable and Other Current Liabilities	47,574	7,959	1,372,612	—	1,428,145
	629,963	32,813	1,539,589	—	2,202,365
Long-term Debt	1,198,418	1,850,594	17,323	—	3,066,335
Intercompany Payables, Net	—	—	1,106,252	(1,106,252)	—
Other Long-term Liabilities	91,392	22,556	368,263	—	482,211
	1,919,773	1,905,963	3,031,427	(1,106,252)	5,750,911
Minority Interest In Consolidated Subsidiaries	—	—	33,327	—	33,327
Shareholders' Equity	10,027,390	4,192,461	24,417,280	(31,230,412)	7,406,719
	$11,947,163	$6,098,424	$27,482,034	$(32,336,664)	$13,190,957

**Condensed Consolidating Statement of Operations
Year Ended December 31, 2008
(In thousands)**

	Parent	Issuer	Other Subsidiaries	Eliminations	Consolidation
Revenues	$ —	$ —	$ 9,600,564	$ —	$ 9,600,564
Costs and Expenses	(35,899)	(1,684)	(7,584,432)	—	(7,622,015)
Operating Income (Loss)	(35,899)	(1,684)	2,016,132	—	1,978,549
Other Income (Expense):					
Interest Expense, Net	(127,684)	(115,721)	(274)	—	(243,679)
Intercompany Charges, Net	128,198	—	(128,198)	—	—
Equity in Subsidiary Income	1,393,964	1,478,574	—	(2,872,538)	—
Other, Net	(6,676)	(1,783)	(36,497)	—	(44,956)
Income (Loss) from Continuing Operations Before Income Taxes and Minority Interest	1,351,903	1,359,386	1,851,163	(2,872,538)	1,689,914
Provision for Income Taxes	—	34,578	(323,389)	—	(288,811)
Income (Loss) from Continuing Operations Before Minority Interest	1,351,903	1,393,964	1,527,774	(2,872,538)	1,401,103
Minority Interest, Net of Taxes	—	—	(34,272)	—	(34,272)
Income (Loss) from Continuing Operations	1,351,903	1,393,964	1,493,502	(2,872,538)	1,366,831
Income (Loss) from Discontinued Operation, Net of Taxes	2,000	—	(14,928)	—	(12,928)
Net Income (Loss)	$1,353,903	$1,393,964	$ 1,478,574	$(2,872,538)	$ 1,353,903

Condensed Consolidating Statement of Operations
Year Ended December 31, 2007
(In thousands)

	Parent	Issuer	Other Subsidiaries	Eliminations	Consolidation
Revenues	$ —	$ —	$ 7,832,062	$ —	$ 7,832,062
Costs and Expenses	(15,400)	(3,641)	(6,188,685)	—	(6,207,726)
Operating Income (Loss)	(15,400)	(3,641)	1,643,377	—	1,624,336
Other Income (Expense):					
Interest Expense, Net	(95,568)	(73,428)	(2,285)	—	(171,281)
Intercompany Charges, Net	(100,538)	206,371	(105,833)	—	—
Equity in Subsidiary Income	1,262,288	1,177,140	—	(2,439,428)	—
Other, Net	7,709	1,101	(17,379)	—	(8,569)
Income (Loss) from Continuing Operations Before Income Taxes and Minority Interest	1,058,491	1,307,543	1,517,880	(2,439,428)	1,444,486
Provision for Income Taxes	—	(45,255)	(287,505)	—	(332,760)
Income (Loss) from Continuing Operations Before Minority Interest	1,058,491	1,262,288	1,230,375	(2,439,428)	1,111,726
Minority Interest, Net of Taxes	—	—	(19,751)	—	(19,751)
Income (Loss) from Continuing Operations	1,058,491	1,262,288	1,210,624	(2,439,428)	1,091,975
Loss from Discontinued Operation, Net of Taxes	12,115	—	(33,484)	—	(21,369)
Net Income (Loss)	$1,070,606	$1,262,288	$ 1,177,140	$(2,439,428)	$ 1,070,606

Condensed Consolidating Statement of Operations
Year Ended December 31, 2006
(In thousands)

	Parent	Issuer	Other Subsidiaries	Eliminations	Consolidation
Revenues	$ —	$ —	$ 6,578,928	$ —	$ 6,578,928
Costs and Expenses	(16,872)	(1,013)	(5,206,356)	—	(5,224,241)
Operating Income (Loss)	(16,872)	(1,013)	1,372,572	—	1,354,687
Other Income (Expense):					
Interest Expense, Net	(74,669)	(26,337)	(1,554)	—	(102,560)
Intercompany Charges, Net	(42,732)	67,923	(25,191)	—	—
Equity in Subsidiary Income	1,030,970	1,006,190	—	(2,037,160)	—
Other, Net	(325)	(864)	(12,029)	—	(13,218)
Income (Loss) from Continuing Operations Before Income Taxes and Minority Interest	896,372	1,045,899	1,333,798	(2,037,160)	1,238,909
Provision for Income Taxes	(3)	(14,929)	(306,541)	—	(321,473)
Income (Loss) from Continuing Operations Before Minority Interest	896,369	1,030,970	1,027,257	(2,037,160)	917,436
Minority Interest, Net of Taxes	—	—	(11,330)	—	(11,330)
Income (Loss) from Continuing Operations	896,369	1,030,970	1,015,927	(2,037,160)	906,106
Loss from Discontinued Operation, Net of Taxes	—	—	(9,737)	—	(9,737)
Net Income (Loss)	$ 896,369	$1,030,970	$ 1,006,190	$(2,037,160)	$ 896,369

Condensed Consolidating Statement of Cash Flows
Year Ended December 31, 2008
(In thousands)

	Parent	Issuer	Other Subsidiaries	Eliminations	Consolidation
Cash Flows from Operating Activities:					
Net Income (Loss)	$ 1,353,903	$ 1,393,964	$ 1,478,574	$(2,872,538)	$ 1,353,903
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided (Used) by Operating Activities:					
Charges from Parent or Subsidiary	(128,198)	—	128,198	—	—
(Gain) Loss from Discontinued Operations	(2,000)	—	14,928	—	12,928
Equity in (Earnings) Loss of Affiliates	(1,393,964)	(1,478,574)	—	2,872,538	—
Deferred Income Tax Provision (Benefit)	—	(15,687)	(25,755)	—	(41,442)
Other Adjustments	(21,284)	(120,321)	(72,997)	—	(214,602)
Net Cash Provided (Used) by Operating Activities — Continuing Operations	(191,543)	(220,618)	1,522,948	—	1,110,787
Net Cash Used by Operating Activities — Discontinued Operations	—	—	(6,219)	—	(6,219)
Net Cash Provided (Used) by Operating Activities	(191,543)	(220,618)	1,516,729	—	1,104,568
Cash Flows from Investing Activities:					
Acquisitions of Businesses, Net of Cash Acquired	—	—	(798,530)	—	(798,530)
Capital Expenditures for Property, Plant and Equipment	—	—	(2,484,163)	—	(2,484,163)
Acquisition of Intellectual Property	—	—	(24,079)	—	(24,079)
Purchase of Equity Investment in Unconsolidated Affiliate	—	—	(11,568)	—	(11,568)
Proceeds from Sale of Assets and Businesses, Net.	—	—	297,285	—	297,285
Capital Contribution to Subsidiary	(350,966)	(5,050)	—	356,016	—
Net Cash Provided (Used) by Investing Activities — Continuing Operations	(350,966)	(5,050)	(3,021,055)	356,016	(3,021,055)
Net Cash Provided by Investing Activities — Discontinued Operations	11,000	—	—	—	11,000
Net Cash Provided (Used) by Investing Activities	(339,966)	(5,050)	(3,021,055)	356,016	(3,010,055)
Cash Flows from Financing Activities:					
Borrowings of (Repayments on) Short-term Debt, Net	199,054	(23,096)	301,863	—	477,821
Borrowings of (Repayments on) Long-term Debt, Net	1,483,931	(1,166)	(4,432)	—	1,478,333
Proceeds from Exercise of Stock Options	—	9,942	—	—	9,942
Borrowings (Repayments) Between Subsidiaries, Net	(1,151,147)	226,581	924,566	—	—
Proceeds from Capital Contribution	—	—	356,016	(356,016)	—
Other, Net	(533)	11,968	—	—	11,435
Net Cash Provided (Used) by Financing Activities — Continuing Operations	531,305	224,229	1,578,013	(356,016)	1,977,531
Net Cash Provided (Used) by Financing Activities — Discontinued Operations	—	—	—	—	—
Net Cash Provided (Used) by Financing Activities	531,305	224,229	1,578,013	(356,016)	1,977,531
Effect of Exchange Changes on Cash and Cash Equivalents	—	—	(4,360)	—	(4,360)
Net Decrease in Cash and Cash Equivalents	(204)	(1,439)	69,327	—	67,684
Cash and Cash Equivalents at Beginning of Year	228	1,489	168,997	—	170,714
Cash and Cash Equivalents at End of Year	$ 24	$ 50	$ 238,324	$ —	$ 238,398

Condensed Consolidating Statement of Cash Flows
Year Ended December 31, 2007
(In thousands)

	Parent	Issuer	Other Subsidiaries	Eliminations	Consolidation
Cash Flows from Operating Activities:					
Net Income (Loss)	$ 1,070,606	$ 1,262,288	$ 1,177,140	$(2,439,428)	$ 1,070,606
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided (Used) by Operating Activities:					
Charges from Parent or Subsidiary	100,538	(206,371)	105,833	—	—
(Income) Loss from Discontinued Operation	(12,115)	—	33,484	—	21,369
Equity in (Earnings) Loss of Affiliates	(1,262,288)	(1,177,140)	—	2,439,428	—
Deferred Income Tax Provision (Benefit)	—	(16,788)	45,661	—	28,873
Other Adjustments	413,899	(115,003)	(537,089)	—	(238,193)
Net Cash Provided (Used) by Operating Activities — Continuing Operations	310,640	(253,014)	825,029	—	882,655
Net Cash Used by Operating Activities — Discontinued Operation	—	—	(10,149)	—	(10,149)
Net Cash Provided (Used) by Operating Activities	310,640	(253,014)	814,880	—	872,506
Cash Flows from Investing Activities:					
Acquisitions of Businesses, Net of Cash Acquired	—	—	(275,149)	—	(275,149)
Purchase of Equity Investments in Unconsolidated Affiliates	—	—	(335,220)	—	(335,220)
Capital Expenditures for Property, Plant and Equipment	—	—	(1,635,041)	—	(1,635,041)
Acquisition of Intellectual Property	—	—	(23,035)	—	(23,035)
Proceeds from Sale of Assets and Businesses, Net	—	—	84,476	—	84,476
Capital Contribution to Subsidiary	(736,748)	(36,147)	—	772,895	—
Distribution of Earnings from Subsidiary	—	(1,486,365)	1,486,365	—	—
Other Investing Activities	—	—	(38,500)	—	(38,500)
Net Cash Provided (Used) by Investing Activities — Continuing Operations	(736,748)	(1,522,512)	(736,104)	772,895	(2,222,469)
Net Cash Used by Investing Activities — Discontinued Operation	—	—	(10,579)	—	(10,579)
Net Cash Provided (Used) by Investing Activities	(736,748)	(1,522,512)	(746,683)	772,895	(2,233,048)
Cash Flows from Financing Activities:					
Borrowings of (Repayments on) Short-term Debt, Net	(299,187)	16,361	400,691	—	117,865
Borrowings of (Repayments on) Long-term Debt, Net	—	1,485,497	(14,734)	—	1,470,763
Borrowings (Repayments) Between Subsidiaries, Net	725,488	213,695	(939,183)	—	—
Purchase of Treasury Shares	—	—	(246,190)	—	(246,190)
Proceeds from Exercise of Stock Options	—	34,192	—	—	34,192
Proceeds from Capital Contribution	—	—	772,895	(772,895)	—
Other, Net	—	24,999	—	—	24,999
Net Cash Provided (Used) by Financing Activities — Continuing Operations	426,301	1,774,744	(26,521)	(772,895)	1,401,629
Net Cash Provided by Financing Activities — Discontinued Operation	—	—	—	—	—
Net Cash Provided (Used) by Financing Activities	426,301	1,774,744	(26,521)	(772,895)	1,401,629
Effect of Exchange Rate Changes on Cash and Cash Equivalents	—	—	3,340	—	3,340
Net Increase (Decrease) in Cash and Cash Equivalents	193	(782)	45,016	—	44,427
Cash and Cash Equivalents at Beginning of Year	35	2,271	123,981	—	126,287
Cash and Cash Equivalents at End of Year	$ 228	$ 1,489	$ 168,997	$ —	$ 170,714

Condensed Consolidating Statement of Cash Flows
Year Ended December 31, 2006
(In thousands)

	Parent	Issuer	Other Subsidiaries	Eliminations	Consolidation
Cash Flows from Operating Activities:					
Net Income (Loss)	$ 896,369	$ 1,030,970	$ 1,006,190	$(2,037,160)	$ 896,369
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided (Used) by Operating Activities					
Loss from Discontinued Operation	—	—	9,737	—	9,737
Equity in (Earnings) Loss of Affiliates	(1,030,970)	(1,006,190)	—	2,037,160	—
Charges from Parent or Subsidiary	42,732	(67,923)	25,191	—	—
Deferred Income Tax Provision (Benefit)	—	(22,662)	71,075	—	48,413
Other Adjustments	95,020	22,774	21,593	—	139,387
Net Cash Provided (Used) by Operating Activities — Continuing Operation	3,151	(43,031)	1,133,786	—	1,093,906
Net Cash Used by Operating Activities — Discontinued Operation	—	—	(6,887)	—	(6,887)
Net Cash Provided (Used) by Operating Activities	3,151	(43,031)	1,126,899	—	1,087,019
Cash Flows from Investing Activities:					
Acquisitions of Businesses, Net of Cash Acquired	—	—	(194,314)	—	(194,314)
Capital Expenditures for Property, Plant and Equipment	—	—	(1,051,100)	—	(1,051,100)
Acquisition of Intellectual Property	—	—	(31,201)	—	(31,201)
Proceeds from Sale of Assets and Business, Net	—	—	39,860	—	39,860
Capital Contribution to Subsidiary	(942,765)	(23,015)	—	965,780	—
Other, Net	—	—	14,240	—	14,240
Net Cash Provided (Used) by Investing Activities — Continuing Operations	(942,765)	(23,015)	(1,222,515)	965,780	(1,222,515)
Net Cash Used by Investing Activities — Discontinued Operation	—	—	(19,984)	—	(19,984)
Net Cash Provided (Used) by Investing Activities	(942,765)	(23,015)	(1,242,499)	965,780	(1,242,499)
Cash Flows from Financing Activities:					
Borrowings of (Repayments on) Short-term Debt, Net	(226,119)	4,954	111,675	—	(109,490)
Borrowings of (Repayments on) Long-term Debt, Net	944,216	(200,860)	(11,341)	—	732,015
Purchase of Treasury Shares	—	—	(548,575)	—	(548,575)
Proceeds from Exercise of Stock Options	—	55,438	—	—	55,438
Borrowings (Repayments) Between Subsidiaries, Net	221,479	189,838	(411,317)	—	—
Proceeds from Capital Contribution	—	—	965,780	(965,780)	—
Other, Net	(51)	15,775	—	—	15,724
Net Cash Provided (Used) by Financing Activities — Continuing Operations	939,525	65,145	106,222	(965,780)	145,112
Net Cash Provided by Financing Activities — Discontinued Operation	—	—	—	—	—
Net Cash Provided (Used) by Financing Activities	939,525	65,145	106,222	(965,780)	145,112
Effect of Exchange Rate Changes on Cash and Cash Equivalents	—	—	2,410	—	2,410
Net Decrease in Cash and Cash Equivalents	(89)	(901)	(6,968)	—	(7,958)
Cash and Cash Equivalents at Beginning of Year	124	3,172	130,949	—	134,245
Cash and Cash Equivalents at End of Year	$ 35	$ 2,271	$ 123,981	$ —	$ 126,287

Item 9. *Changes in and Disagreement with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of disclosure controls and procedures.

At the end of the period covered by this Annual Report on Form 10-K, the Company carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15 (e) and 15d-15 (e) under the Exchange Act). Based upon that evaluation, the Company's CEO and CFO have concluded the Company's disclosure controls and procedures are effective as of the end of the period covered by this report to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that information relating to the Company (including its consolidated subsidiaries) required to be disclosed is accumulated and communicated to management, including the CEO and CFO, to allow timely decisions regarding required disclosure.

Changes in internal controls.

The Company's management, including the CEO and CFO, identified no change in the Company's internal control over financial reporting that occurred during the Company's fiscal quarter ended December 31, 2008, that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

Internal controls over financial reporting.

Management's report on our internal controls over financial reporting can be found in Item 8 of this report.

Item 9B. *Other Information*

None

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

Pursuant to General Instructions G(3), information on directors and executive officers of the Registrant will be filed in an amendment to this Annual Report on Form 10-K or incorporated by reference from the Company's Definitive Proxy Statement for the annual meeting to be held on May 7, 2009.

Our board of directors has adopted a code of ethics entitled "Code of Conduct," which applies to all our employees, officers and directors and has also adopted a separate "Supplemental Code of Business Conduct" for our senior officers. Copies of these codes can also be found at www.weatherford.com.

Item 11. *Executive Compensation*

Pursuant to General Instructions G(3), information on executive compensation will be filed in an amendment to this Annual Report on Form 10-K or incorporated by reference from the Company's Definitive Proxy Statement for the annual meeting to be held on May 7, 2009.

Item 12(a). *Security Ownership of Certain Beneficial Owners.*

Pursuant to General Instructions G(3), information on security ownership of certain beneficial owners will be filed in an amendment to this Annual Report on Form 10-K or incorporated by reference from the Company's Definitive Proxy Statement for the annual meeting to be held on May 7, 2009.

Item 12(b). ***Security Ownership of Management.***

Pursuant to General Instructions G(3), information on security ownership of management will be filed in an amendment to this Annual Report on Form 10-K or incorporated by reference from the Company's Definitive Proxy Statement for the annual meeting to be held on May 7, 2009.

Item 12(d). ***Securities Authorized for Issuance Under Equity Compensation Plans.***

The following table provides information as of December 31, 2008 about the number of shares to be issued upon vesting or exercise of equity awards including options, restricted shares, warrants and deferred stock units as well as the number of shares remaining available for issuance under our equity compensation plans.

	Number of Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Shares Reflected in the First Column)
	(In thousands, except share prices)		
Plan Category:			
Equity compensation plans approved by shareholders	10,855	$29.43	8,462
Equity compensation plans not approved by shareholders(a)	29,837	11.82	—
Total	40,692	16.51	8,462

(a) The Weatherford International, Inc. 1998 Employee Stock Option Plan, as amended (the "Plan"), is administered by the Compensation Committee of the Board of Directors. The Plan provides for the grant of nonqualified options to purchase Common Shares of Weatherford International Ltd to all of our employees or its affiliates, as determined by the Compensation Committee. The price at which shares may be purchased is based on the market price of the shares and cannot be less than the aggregate par value of the shares on the date the option was granted. Unless otherwise provided in an option agreement, no option may be exercised after one day less than 10 years from the date of vesting. Options generally become fully exercisable after three to four years from the date of grant, subject to earlier vesting in the event of the death, disability or retirement of the employee or in the event of a change of control of the Company. The Plan provided for the grant of options to purchase up to 88,000,000 shares. As of December 31, 2008, there were options to purchase an aggregate of 9,812,985 Common Shares outstanding under this Plan, all of which are vested. Subsequent to the shareholder approval of the Company's Omnibus Plan in May 2006, awards are no longer granted under the Plan.

On September 8, 1998, July 5, 2000, and September 26, 2001, we granted to each of our directors other than Mr. Duroc-Danner options to purchase 374,528, 240,000 and 240,000 Common Shares, respectively, at a purchase price per share equal to $2.90, $9.19 and $5.94, respectively, which was the fair market value of our Common Shares as of the day we granted the options. The options were issued under agreements between us and the directors. Each option is exercisable for a period of ten years from the date which it becomes fully exercisable. The options granted on September 8, 1998 and July 5, 2000 became fully exercisable three years from the date of grant, and the options granted on September 26, 2001 became fully exercisable four years from the date of grant, in each case subject to earlier vesting in the event of the death, disability or retirement of the optionee or warrantholder or a change of control of Weatherford. Under these agreements, there were options to purchase an aggregate of 3,105,984 Common Shares outstanding as of December 31, 2008, all of which are fully vested.

Under our Non-Employee Director Deferred Compensation Plan (the "DDC Plan"), each non-employee director may elect to defer up to 7.5% of any fees paid by the Company. The deferred fees are converted into non-monetary units representing Common Shares that could have been purchased with the deferred fees based on the market price of the Common Shares on the last day of the month in which fees were deferred. If a non-employee director elects to defer at least 5% of his fees, we will make an additional contribution to the director's account equal to the sum of (1) 7.5% of the director's fees plus (2) the amount of fees deferred by the director. The non-employee directors are fully vested at all times. Our directors may generally determine when distributions will be made from the plan, but in any event all benefits under the DDC Plan will be distributed no later than January 1, 2017. The amount of the distribution will be a number of Common Shares equal to the number of units at the time of distribution. Distributions are made in Common Shares. As of December 31, 2008, there were 121,226 deferred units outstanding under this plan. Effective December 31, 2008, we suspended the DDC Plan. While the plan is suspended, no new participants may join the plan and no further deferrals of fees or matching contributions will be made under the plan unless and until our Board of Directors determines otherwise.

We established our Foreign Executive Deferred Compensation Stock Ownership Plan for key foreign employees. Under our Foreign Executive Deferred Compensation Stock Ownership Plan ("FEDC Plan"), we contribute 15% of each participant's total salary, bonus and commission compensation each year. The Company's contributions vest over a five-year period on the basis of 20% per year for each year of service. Under the FEDC Plan, our contributions are converted into non-monetary units equal to the number of Common Shares that could have been purchased with the amounts contributed based on the average closing price of the Common Shares for each day of the month in which contributions are made. Distributions are made under the FEDC Plan after a participant retires, becomes disabled or dies or after his employment is terminated, but in any event all benefits under the FEDC Plan will be distributed no later than January 1, 2017. Distributions under the FEDC Plan are made in a number of Common Shares equal to the number of units allocated to the participant's account at the time of distribution. As of December 31, 2008, there were 154,828 deferred units outstanding under this plan.

On February 28, 2002, the Company issued to Shell Technology Ventures Inc. a warrant to purchase up to 12,928,856 Common Shares at a price of $15.00 per share. The warrant has a nine-year exercisable life beginning one year after the issue date. The warrant holder may exercise the warrant and settlement may occur through physical delivery, net share settlement, net cash settlement or a combination thereof. The net cash settlement option upon exercise is at our sole discretion.

In 2003, our Board of Directors approved a restricted share plan that allows for the grant of up to 15,340,000 of our Common Shares to our key employees and directors. Restricted shares are subject to forfeiture restrictions that generally lapse after a specified period from the date of grant and are subject to earlier vesting in the event of death, retirement or a change in control. As of December 31, 2008, there were 12,763,285 shares granted under this plan, of which 9,049,859 shares are vested. Subsequent to the shareholder approval of our Omnibus Plan in May 2006, awards are no longer made under this plan.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Pursuant to General Instruction G(3), information on certain relationships and related transactions will be filed in an amendment to this Annual Report on Form 10-K or incorporated by reference from the Company's Definitive Proxy Statement for the annual meeting to be held on May 7, 2009.

Item 14. *Principal Accountant Fees and Services*

Pursuant to General Instruction G(3), information on principal accountant fees and services will be filed in an amendment to this Annual Report on Form 10-K or incorporated by reference from the Company's Definitive Proxy Statement for the annual meeting to be held on May 7, 2009.

PART IV

Item 15. *Exhibits, Financial Statement Schedules*

(a) The following documents are filed as part of this report or incorporated by reference:

1. The consolidated financial statements of the Company listed on page 39 of this report.
2. The financial statement schedule on page 94 of this report.

3. The exhibits of the Company listed below under Item 15(b).

(b) *Exhibits*:

Exhibit Number	Description
2.1	Stock Purchase Agreement dated June 6, 2005 by and between Precision Drilling Corporation and Weatherford International Ltd. (incorporated by reference to Exhibit 2.1 to Amendment No. 1 to the Registrant's Current Report on Form 8-K dated June 6, 2005 on Form 8-K/A (File No. 1-31339) filed June 9, 2005).
2.2	Agreement and Plan of Merger dated May 8, 2002, among Weatherford International, Inc., Weatherford Merger, Inc., Weatherford International Ltd. and Weatherford U.S. Holdings LLC (incorporated by reference to Exhibit 2.1 to Amendment No. 1 to the Registration Statement on Form S-4 (Reg. No. 333-85644) filed on May 22, 2002).
2.3	Share Exchange Agreement dated as of December 10, 2008, among Weatherford International, Ltd., a Bermuda exempted company, and Weatherford International Ltd., a Swiss company (incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed December 10, 2008).
3.1	Memorandum of Association of Weatherford International Ltd. (incorporated by reference to Annex II to the proxy statement/prospectus included in Amendment No. 1 to the Registration Statement on Form S-4 (Reg. No. 333-85644) filed on May 22, 2002).
3.2	Memorandum of Increase of Share Capital of Weatherford International Ltd. (incorporated by reference to Annex II to the proxy statement/prospectus included in Amendment No. 1 to the Registration Statement on Form S-4 (Reg. No. 333-85644) filed on May 22, 2002).
3.3	Bye-laws of Weatherford International Ltd. (incorporated by reference to Annex III to the proxy statement/prospectus included in Amendment No. 1 to the Registration Statement on Form S-4 (Reg. No. 333-85644) filed on May 22, 2002).
4.1	See Exhibits 3.1, 3.2 and 3.3 for provisions of the Memorandum of Association and Bye-laws of Weatherford International Ltd. defining the rights of holders of common shares.
4.2	Certificate of Assistant Secretary as to the adoption of a resolution increasing authorized share capital (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed May 15, 2006).
4.3	Guarantee, dated as of October 25, 2005, of Weatherford International, Inc. for the benefit of holders of any notes issued by Weatherford International Ltd., from time to time pursuant to the Issuing and Paying Agent Agreement, dated as of October 25, 2005, between Weatherford International Ltd., Weatherford International, Inc. and JPMorgan Chase Bank, National Association (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed October 31, 2005).
4.4	Second Amended and Restated Credit Agreement dated as of May 2, 2006, among Weatherford International Ltd., Weatherford International, Inc., Weatherford Liquidity Management Hungary Limited Liability Company, JPMorgan Chase Bank as Administrative Agent, and the other Lenders party thereto (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed May 5, 2006).
4.5	Notice of Commitment Increase dated as of November 14, 2006, among Weatherford International Ltd., Weatherford International, Inc., Weatherford Liquidity Management Hungary Limited Liability Company, JPMorgan Chase Bank as Administrative Agent, and the other Lenders party thereto (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed November 16, 2006.
4.6	Omnibus Consent and Amendment to Second Amended and Restated Credit Agreement dated January 9, 2009 (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed January 15, 2009).
4.7	Credit Agreement, dated March 19, 2008, among Weatherford International Ltd, as borrower, Weatherford International, Inc. as guarantor, and Deutsche Bank AG Cayman Islands Branch as administrative agent, and the other lenders party thereto (incorporated by reference to Exhibit 4.6 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed March 25, 2008).
4.8	Omnibus Consent and Amendment to Credit Agreement dated January 9, 2009 (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed January 15, 2009).

Exhibit Number	Description
4.9	Indenture dated May 17, 1996, between Weatherford Enterra, Inc. and Bank of Montreal Trust Company, as Trustee (incorporated by reference to Exhibit 4.1 to Weatherford Enterra, Inc.'s Current Report on Form 8-K (File No. 1-7867) filed May 31, 1996).
4.10	Third Supplemental Indenture dated November 16, 2001, between Weatherford International, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.11 to the Registration Statement on Form S-3 (Reg. No. 333-73770) filed November 20, 2001).
4.11	Fourth Supplemental Indenture dated June 26, 2002, among Weatherford International, Inc., Weatherford International Ltd. and The Bank of New York (as successor in interest to Bank of Montreal Trust Company) (incorporated by reference to Exhibit 4.7 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 (File No. 1-13086) filed August 14, 2002).
4.12	Indenture, dated October 1, 2003, among Weatherford International Ltd., Weatherford International, Inc., and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed October 2, 2003).
4.13	Officers' Certificate dated as of February 17, 2006, establishing the series of 5.50% Senior Notes due 2016 (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K (File No. 001-31339) filed February 17, 2006).
4.14	Officer's Certificate, dated August 7, 2006, establishing the series of 6.50% Senior Notes due 2036 (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed August 7, 2006).
4.15	First Supplemental Indenture, dated March 25, 2008 among Weatherford International Ltd., Weatherford International, Inc., and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed March 25, 2008).
4.16	Indenture, dated June 18, 2007, among the Weatherford Delaware, as issuer, Weatherford Bermuda, as guarantor, and Deutsche Bank Trust Company Americas, as trustee, (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed on June 18, 2007).
4.17	First Supplemental Indenture, dated June 18, 2007, among the Weatherford Delaware, as issuer, Weatherford Bermuda, as guarantor, and Deutsche Bank Trust Company Americas, as trustee (including forms of notes) (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed on June 18, 2007).
4.18	Second Supplemental Indenture, dated as of January 8, 2009, among Weatherford International Ltd., Weatherford International, Inc., and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed January 8, 2009).
4.19	Form of global note for 5.95% Senior Notes due 2012 (incorporated by reference to Exhibit 4.15 to the Registrant's Registration Statement on Form S-4 (Registration No. 333-146695) filed November 8, 2007).
4.20	Form of global note for 5.15% Senior Notes due 2013 (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed March 25, 2008).
4.21	Form of global note for 4.95% Senior Notes due 2013 (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed October 7, 2003).
4.22	Form of global note for 5.50% Senior Notes due 2016 (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 001-31339) filed February 17, 2006).
4.23	Form of global note for 6.00% Senior Notes due 2018 (incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed March 25, 2008).
4.24	Form of global note for 9.625% Senior Notes due 2019 (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed January 8, 2009).
4.25	Form of $500,000 Global note for 6.50% Senior Notes due 2036 (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed August 7, 2006).
4.26	Form of $100,000 Global note for 6.50% Senior Notes due 2036 (incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed August 7, 2006).
4.27	Form of global note for 6.80% Senior Notes due 2037 (incorporated by reference to Exhibit 4.17 to the Registrant's Registration Statement on Form S-4 (Registration No. 333-146695) filed November 8, 2007).
4.28	Form of global note for 7.00% Senior Notes due 2038 (incorporated by reference to Exhibit 4.4 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed March 25, 2008).

Exhibit Number	Description
4.29	Form of global note for 9.875% Senior Notes due 2039 (incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed January 8, 2009).
4.30	Amended and Restated Warrant Agreement, dated effective as of July 12, 2006, by and among Weatherford International, Ltd., Weatherford International, Inc. and Shell Technology Ventures, Inc. (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed July 14, 2006).
10.1	Issuing and Paying Agent Agreement, dated as of October 25, 2005, among Weatherford International Ltd., Weatherford International, Inc. and JPMorgan Chase Bank, National Association (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed October 31, 2005).
10.2	Commercial Paper Dealer Agreement, dated as of October 25, 2005, among Weatherford International Ltd., Weatherford International, Inc. and J.P. Morgan Securities Inc. (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed October 31, 2005).
10.3	Commercial Paper Dealer Agreement, dated as of October 25, 2005, among Weatherford International Ltd., Weatherford International, Inc. and Goldman, Sachs & Co. (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed October 31, 2005).
10.4	Commercial Paper Dealer Agreement, dated as of October 25, 2005, among Weatherford International Ltd., Weatherford International, Inc. and Merrill Lynch Money Markets Inc. (for notes with maturities up to 270 days) and Merrill Lynch, Pierce, Fenner & Smith Incorporated, (for notes with maturities over 270 days up to 397 days) (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed October 31, 2005).
*10.5	Weatherford International Ltd. Restricted Share Plan, including form of agreement for officers and non-officers (incorporated by reference to Exhibit 10.2 to Amendment No. 1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 on Form 10-Q/A (File No. 1-31339) filed September 15, 2004).
*10.6	Trust under Weatherford International Ltd. Nonqualified Executive Retirement Plan dated March 23, 2004 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 (File No. 1-31339) filed May 6, 2004).
*10.7	Amended and Restated Non-Employee Director Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 (File No. 1-13086) filed August 12, 1995).
*10.8	General Amendment of Employee Stock Option Programs of Weatherford International, Inc. dated May 9, 2003 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 (File No. 1-31339) filed August 14, 2003).
*10.9	General Amendment of Director's Stock Option Plans and Agreements dated May 9, 2003 (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 (File No. 1-31339) filed August 14, 2003).
*10.10	Weatherford International, Inc. 1998 Employee Stock Option Plan, as amended, including form of agreement for officers (incorporated by reference to Exhibit 10.18 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 1-13086) filed March 24, 2004).
*10.11	Amendment to Stock Option Programs (incorporated by reference to Exhibit 4.19 to the Registrant's Registration Statement on Form S-8 (Reg. No. 333-36598) filed May 19, 2000).
*10.12	Indemnification Agreement, dated as of September 29, 2005, between Weatherford International Ltd. and Andrew P. Becnel (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed October 5, 2005).
*10.13	Indemnification Agreements with Robert K. Moses, Jr. (incorporated by reference to Exhibit 10.10 to Weatherford Enterra, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1987 (File No. 1-7867)); and William E. Macaulay (incorporated by reference to Exhibit 10.2 to Weatherford Enterra, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 1995 (File No. 1-7867)).
*10.14	Indemnification Agreements with each of Bernard J. Duroc-Danner, Burt M. Martin, Stuart E. Ferguson, David J. Butters, Robert A. Rayne, Robert K. Moses, Jr., Robert B. Millard, and William E. Macaulay (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 (File No. 1-13086) filed November 13, 2002).

Exhibit Number	Description
*10.15	Form of Stock Option Agreement for Non-Employee Directors dated September 8, 1998 (incorporated by reference to Exhibit 10.23 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 1-13086) filed March 31, 1999).
*10.16	Form of Amendment to Stock Option Agreements dated September 8, 1998 for Non-Employee Directors (incorporated by reference to Exhibit 4.17 to the Registration Statement on Form S-8 (Reg. No. 333-36598) filed May 9, 2000).
*10.17	Form of Stock Option Agreement for Non-employee Directors dated July 5, 2000 (incorporated by reference to Exhibit 4.16 to the Registration Statement on Form S-8 (Reg. No. 333-48322) filed October 20, 2000).
*10.18	Form of Stock Option Agreement for Non-employee Directors dated September 26, 2001 (incorporated by reference to Exhibit 4.19 to the Registration Statement on Form S-8 (Reg. No. 333-81678) filed January 30, 2002).
*10.19	Assumption and General Amendment of Directors' Stock Option and Benefit Programs and General Amendment of Employee Stock Option and Benefit Programs of Weatherford International, Inc. dated June 26, 2002 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 (File No. 1-13086) filed August 14, 2002).
*10.20	Indemnification Agreement dated October 27, 2006, between Weatherford International Ltd. and Jessica Abarca (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed October 27, 2006).
*10.21	Form of Restricted Share Unit Award Agreement for Officers pursuant to Weatherford International Ltd. 2006 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.45 to the Registrant's Annual Report on Form 10-K for the year ended December 31,2006 (File No. 1-31339) filed February 23, 2007).
*10.22	Form of Stock Option Award Agreement for Officers pursuant to Weatherford International Ltd. 2006 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.46 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 1-31339) filed February 23, 2007).
*10.23	Form of Restricted Share Award Agreement for Non-employee Directors pursuant to Weatherford International Ltd. 2006 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.47 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 1-31339 filed February 23, 2007).
*10.24	Form of Restricted Share Award Agreement for Officers pursuant to Weatherford International Ltd. 2006 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.48 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 1-31339) filed February 23, 2007).
*10.25	Form of Stock Option Award Agreement for Non-Employee Directors pursuant to Weatherford International Ltd. 2006 Omnibus Plan (incorporated by reference to Exhibit 10.49 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 1-31339) filed February 23, 2007).
*10.26	Indemnification Agreement, dated as of June 11, 2007, between Weatherford International Ltd. and Keith R. Morley (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed June 11, 2007).
*10.27	Amended and Restated Employment Agreements dated December 31, 2008, between Weatherford International Ltd. and each of Jessica Abarca, Andrew P. Becnel, M. David Colley, Bernard J. Duroc-Danner, Stuart E. Ferguson, Burt M. Martin and Keith R. Morley (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed December 31, 2008).
*10.28	Employment Agreements effective as of January 1, 2009, between Weatherford International, Inc. and each of Jessica Abarca, Andrew P. Becnel, M. David Colley, Bernard J. Duroc-Danner, Stuart E. Ferguson, Burt M. Martin and Keith R. Morley (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed December 31, 2008).
*10.29	Weatherford International, Inc. Executive Deferred Compensation Stock Ownership Plan, as amended and restated as of December 31, 2008 (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed December 31, 2008).
*10.30	Weatherford International, Inc. Foreign Executive Deferred Compensation Stock Plan, as amended and restated as of December 31, 2008 (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed December 31, 2008).

Exhibit Number	Description
*10.31	Weatherford International Ltd. Non-Employee Director Deferred Compensation, as amended and restated as of December 31, 2008 (incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed December 31, 2008).
*10.32	Weatherford International Ltd. Non-Employee Director Retirement Plan, as amended and restated as of December 31, 2008 (incorporated by reference to Exhibit 10.6 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed December 31, 2008).
*10.33	Weatherford Management Incentive Plan, including Form of Award Letter, as amended and restated as of December 31, 2008 (incorporated by reference to Exhibit 10.7 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed December 31, 2008).
*10.34	Amended and Restated Weatherford International Ltd. Nonqualified Executive Retirement Plan (incorporated by reference to Exhibit 10.8 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed December 31, 2008).
*10.35	Weatherford International, Inc. Supplemental Retirement Plan (incorporated by reference to Exhibit 10.9 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed December 31, 2008).
*10.36	Weatherford International Ltd. 2006 Omnibus Incentive Plan, as amended (incorporated by reference to Exhibit 10.10 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed December 31, 2008).
*10.37	Amendment to Weatherford International, Inc. 1998 Employee Stock Option Plan (incorporated by reference to Exhibit 10.11 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed December 31, 2008).
*10.38	Amendment to Weatherford International Ltd. Non-Employee Director Stock Option Agreements (incorporated by reference to Exhibit 10.12 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed December 31, 2008).
†*10.39	Amended and Restated Employment Agreement, dated December 31, 2008, between Weatherford International Ltd. and Carel W. Hoyer.
†*10.40	Employment Agreement, dated February 2, 2009, between Weatherford International, Inc. and Carel W. Hoyer.
†*10.41	Indemnification Agreement, dated as of February 9, 2009, between Weatherford International Ltd. and Carel W. Hoyer.
†*10.42	Indemnification Agreement, dated as of February 9, 2009, between Weatherford International, Inc. and Carel W. Hoyer.
†*10.43	Amended and Restated Employment Agreement, dated December 31, 2008 between Weatherford International Ltd. and James M. Hudgins.
†*10.44	Employment Agreement, dated February 9, 2009, between Weatherford International, Inc. and James M. Hudgins.
†*10.45	Indemnification Agreement, dated as of September 4, 2002, between Weatherford International Ltd. and James M. Hudgins.
†*10.46	Indemnification Agreement, dated as of September 4, 2002, between Weatherford International, Inc. and James M. Hudgins.
†21.1	Subsidiaries of Weatherford International Ltd.
†23.1	Consent of Ernst & Young LLP.
†31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
†31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
†32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
†32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Management contract or compensatory plan or arrangement.

† Filed herewith.

As permitted by Item 601(b)(4)(iii)(A) of Regulation S-K, the Company has not filed with this Annual Report on Form 10-K certain instruments defining the rights of holders of long-term debt of the Company and its subsidiaries because the total amount of securities authorized under any of such instruments does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. The Company agrees to furnish a copy of any of such instruments to the Securities and Exchange Commission upon request.

We agree to furnish to any requesting stockholder a copy of any of the above named exhibits upon the payment of our reasonable expenses of obtaining, duplicating and mailing the requested exhibits. All requests for copies of exhibits should be made in writing to our U.S. Investor Relations Department at 515 Post Oak Blvd., Houston, TX 77027.

(c) *Financial Statement Schedules*

1. Valuation and qualifying accounts and allowances.

SCHEDULE II
WEATHERFORD INTERNATIONAL LTD. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS AND ALLOWANCES FOR THE THREE YEARS ENDED DECEMBER 31, 2008

		Additions			
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Collections	Deductions	Balance at End of Period
			(In thousands)		
Year Ended December 31, 2008:					
Allowance for uncollectible accounts receivable	$13,760	$5,970	$4,975	$(8,280)	$16,425
Year Ended December 31, 2007:					
Allowance for uncollectible accounts receivable	13,452	6,984	523	(7,199)	13,760
Year Ended December 31, 2006:					
Allowance for uncollectible accounts receivable	12,210	6,242	881	(5,881)	13,452

All other schedules are omitted because they are not required or because the information is included in the financial statements or the related notes.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on February 24, 2009.

WEATHERFORD INTERNATIONAL LTD.

By: /s/ Bernard J. Duroc-Danner

Bernard J. Duroc-Danner
President, Chief Executive Officer,
Chairman of the Board and Director
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Bernard J. Duroc-Danner Bernard J. Duroc-Danner	President, Chief Executive Officer, Chairman of the Board and Director (Principal Executive Officer)	February 24, 2009
/s/ Andrew P. Becnel Andrew P. Becnel	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	February 24, 2009
/s/ Jessica Abarca Jessica Abarca	Vice President — Accounting and Chief Accounting Officer (Principal Accounting Officer)	February 24, 2009
/s/ Nicholas F. Brady Nicholas F. Brady	Director	February 24, 2009
/s/ David J. Butters David J. Butters	Director	February 24, 2009
/s/ William E. Macaulay William E. Macaulay	Director	February 24, 2009
/s/ Robert B. Millard Robert B. Millard	Director	February 24, 2009
/s/ Robert K. Moses, Jr. Robert K. Moses, Jr.	Director	February 24, 2009
/s/ Robert A. Rayne Robert A. Rayne	Director	February 24, 2009

NYSE Certification

Our Chief Executive Officer submitted last year's certification to the NYSE that he was not aware of any violation by Weatherford of NYSE corporate governance standards as of the date of the certification. The certification was not qualified.

Sarbanes-Oxley Certification

We filed with the SEC, as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2008, the required Sarbanes-Oxley Act Certifications.

Auditors

Ernst & Young LLP
5 Houston Center
1401 McKinney, Suite 1200
Houston, TX 77010

Legal Counsel

Andrews & Kurth LLP
600 Travis, Suite 4200
Houston, TX 77002

Stock Data

New York Stock Exchange
Symbol: WFT

Corporate Headquarters

Weatherford International Ltd.
Alpenstrasse 15
6300 Zug
Switzerland

Regional Offices

Asia Pacific
14th Floor, West Wing
Rohas Perkasa
No. 8, Jalan Perak
Kuala Lumpur 50450
Malaysia
+60 3 2168 6000

Canada
333 5th Avenue S.W., Suite 1100
Calgary, Alberta
T2P 3B6
Canada
+1 403 693 7500

Middle East/North Africa
4th Interchange, Al Barsha
Sheikh Zayed Road
Al-Khaimah Building II
Dubai UAE
+9 71 4 312 5000

United States
515 Post Oak Boulevard, Suite 600
Houston, TX 77027
USA
+1 713 693 4000

Latin America
Blvd Manuel Avila Camancho 40
23rd Floor
Col. Lomas de Chapultepec
Mexico D.F., CP11000
Mexico
+52 5591384800

Russia & FSU
4, 4th Lesnoy Pereulok
Moscow
125047 Russia
+7 495 775 47 12

Europe/Sub Sahara Africa
Souterhead Road
Altens Industrial Estate
Aberdeen AB12 3LF
United Kingdom
+44 1224 380200

Weatherford®

Weatherford International Ltd. Alpenstrasse 15 6300 Zug Switzerland weatherford.com